2025 Annual Report


evolv
evolv

+1.781.374.8100 | www.evolv.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

x   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

o   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 001-39417

EVOLV TECHNOLOGIES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**84-4473840**
(State of Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
500 Totten Pond Road, 4th Floor, Waltham, Massachusetts	**02451**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 374-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A common stock, par value $0.0001 per share	**EVLV**	**The Nasdaq Stock Market**
Warrants to purchase one share of Class A common stock	**EVLVW**	**The Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes **o** No **x**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes **o** No **x**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes **x** No **o**

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes **x** No **o**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer **o**	Accelerated filer **o**	Non-accelerated filer **x**	Smaller reporting company **x**	Emerging growth company **o**

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. **o**

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. **o**

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. **o**

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). **o**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes **o** No **x**

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2025, based on the closing price of $6.24 per share as reported on The Nasdaq Stock Market LLC, was approximately $999.0 million.

As of March 3, 2026, the registrant had 179,350,739 shares of Class A common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the information required to be furnished pursuant to Part III of this Annual Report on Form 10-K will be set forth in, and incorporated by reference from, the registrant's definitive proxy statement for the annual meeting of stockholders which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year ended December 31, 2025 (the "Proxy Statement").

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this Annual Report on Form 10-K, other than statements of historical fact, including, without limitation, statements regarding our results of operations and financial position, business strategy, plans and prospects, our relationship with significant manufacturers and suppliers, our ability to obtain new customers and retain existing customers, and sell existing and prospective products, research and development costs, our ability to recruit, retain and train staff, the potential benefits of our pure subscription and purchase subscription models, timing and likelihood of success, macroeconomic, market and technology trends, the government regulations that we are subject to, potential exposure to litigation, and plans and objectives of management for future operations and results, are forward-looking statements. The words "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions are intended to identify forward-looking statements though not all forward-looking statement use these word or expressions.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation the important factors discussed in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K, as any such factors may be updated from time to time in its other filings with the SEC. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, it may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements are current only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

Industry and Market Data

The information concerning our industry contained in this Annual Report on Form 10-K is based on data from various industry analyses, our internal research and data, and adjustments and assumptions we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry and market size provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in Item 1A, "Risk Factors" of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

PART I

ITEM 1. BUSINESS

Company Overview

Evolv Technologies Holdings, Inc., a Delaware corporation formed in 2021 ("we," "us," "our," the "Company" and "Evolv") is a leading security technology company pioneering Artificial Intelligence ("AI")-powered screening solutions designed to help create safer environments while maintaining efficient visitor flow and a positive visitor experience. We serve customers across a range of end markets, including education, healthcare, sports, live entertainment, tourist attractions, houses of worship, and industrial workplaces. Our mission is to make the world a safer and more enjoyable place to live, work, learn, and play. Our goal is to help facility operators address escalating gun violence, mass shootings and terrorist attacks while maintaining a positive visitor experience.

Our solutions are delivered through a Security-as-a-Service model that integrates our proprietary sensor platform and AI-powered software, cloud connectivity, and ongoing services. We deliver our solutions through two sales models: a pure subscription model and a purchase subscription model, each of which requires both hardware and an active, connected software subscription, as further described in "Sales Models". We believe this integrated approach reflects the full scope of our offering and aligns our long-term interests with those of our customers.

Our hardware platforms are uniquely designed and purpose engineered for real world, high throughput security environments and are the foundational component of our solutions. Evolv Express® and Evolv eXpedite™ operate exclusively with Evolv's proprietary software and cloud services. When deployed together, the two products are designed to support improved operational efficiency through better threat identification and alarm performance. We believe our ability to deliver continuous improvement through software upgrades differentiates our platform from many legacy hardware only offerings.

Our platform was designed from inception around AI operating in physical environments. Our AI powered software and services are central to the performance and long-term value of our platform. Through continuous operation across a large and growing installed base, our systems generate substantial volumes of anonymized screening data related to the movement of people and bags through physical spaces. We train our models on a proprietary data set and can improve the system performance through new and updated algorithms, which customers receive from us through software updates.

We focus on weapons detection and offer two core solutions that can be deployed independently or together and are supported by data and visual dashboards that provide actionable analytics and automated reports designed to help security teams make evidence-based decisions to strengthen security. Evolv Express is designed to screen high volumes of people for concealed threats, while Evolv eXpedite is designed to screen high volumes of bags automatically, without requiring a trained X-Ray operator. When deployed together, these solutions provide a layered security approach that allows customers to operate at heightened sensitivity levels while seeking to maintain efficient throughput and a positive visitor experience.

In addition to screening capabilities, our subscription includes Evolv Insights®, our cloud-based analytics solution that provides customers with operational visibility into system performance across their venues or facilities. Available data includes throughput volumes, alarm statistics, detection settings, and system performance metrics, which customers can use to inform security operations, staffing decisions, and checkpoint configuration.

Our offering is bundled together by the services included in our subscription. We recognize that the primary mission of our customers is typically not security. Our customers' mission might be educating children, restoring patients to good health, or entertaining fans in their seats. Our subscription includes full onsite support and repair services for the full term, so that our customers can focus on what they do best while we make sure their equipment is operating as designed. We are security as a service, from the hardware to the software to the data to the support.

Our platform incorporates both hardware and software components that are deployed across a large number of operating venues. Each deployed unit functions not only as a detection device but also as a data collection mechanism, generating ongoing real-world operational data, including both threat and non-threat events. Some of this data is used to support the continued development and refinement of our algorithms. We believe the integration of our hardware and software creates operational interdependencies that are integral to our platform. As a result, the hardware and software

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components of our system are designed to operate together and are not intended to function as standalone offerings, which distinguishes our approach from cloud-only software solutions.

We believe our hardware-enabled, long term subscription model differentiates our business from purely software-as-a-service offerings. We believe our platform is well positioned to benefit from ongoing advances in artificial intelligence, driving durable customer value and supporting predictable, recurring subscription revenue.

We are focused on delivering value in the spaces in and around the physical threshold of venues and facilities while offering the ability for connected layers of security. We believe that digitally transforming the visitor experience at the entry point to venues and facilities will be a critically important innovation in physical security. We believe that our solutions will not only help make venues and facilities safer and more enjoyable, but also more efficient, and more informed about their visitors' and security team needs.

Our products have screened over four billion visitors worldwide since the launch of Evolv Express in 2019. Based on a comparison of self-reported TSA data and Evolv's internal data, we believe that on average, we screen more visitors per day through our AI-based solutions than the United States Transportation Security Administration ("TSA"). Our customers include many iconic venues across a wide variety of industries, including major sports stadiums and arenas, notable performing arts and entertainment venues, major tourist destinations and cultural attractions, hospitals, large industrial workplaces, schools, and prominent houses of worship. We offer our products hardware for lease or purchase, combined with Security-as-a-Service annual subscription primarily under a multi-year pricing model that delivers ongoing value to customers, generates predictable revenue, and creates expansion and upsell opportunities.

Key indicators of our performance of market acceptance and customer adoption include Annual Recurring Revenue ("ARR"), a measure of annualized recurring subscription and related service revenue, and Remaining Performance Obligation ("RPO"), a measure of expected future revenue from active customer contracts. We believe these indicators reflect the scale, durability, and growth of our Security-as-a-Service model.

Our Industry

Security screening is commonly associated with airports, courthouses, and prisons. These facilities represent a small fraction of the total number of gathering spaces where mass shootings, terrorist attacks, and other forms of armed violence might occur, but they have historically had a disproportionate impact on the design and implementation of security screening technology. These specialized facilities are typically required by law to meet specific screening regulations using products built to meet technical standards designed for these environments. Many of these standards and regulations were designed in the pre-digital era of the last century.

Regulated facilities like airports and prisons usually have a local monopoly on the services they provide and therefore have historically been incentivized to emphasize technical regulatory compliance over the visitor experience. Security technology providers have historically focused on serving this regulated market and, as a result, have similarly developed solutions to meet such regulatory requirements without regard to the visitor experience. However, many unregulated facilities want security screening that is designed with visitor experience in mind and helps enhance their security posture while providing a positive experience for their valued customers and employees.

Security screening at many venues and facilities has historically been designed around metal detectors that typically require visitors to enter in single-file lines after submitting their bags and pocket contents to manual inspection. This process is usually supported by multiple security guards who may perform manual bag inspections, hand wand scans, and hands-on body 'pat downs' to resolve alarms. The historical emphasis on technical detection performance using outdated standards tested in isolation has drawn attention away from performance of the screening process as a holistic system. Many venue operators are looking for modern solutions to modern problems, and factors like efficiency, minimizing false alarms, and visitor experience are a part of the conversation when considering security screening solutions.

Our Market Opportunity

We believe that the current macro trends in firearms ownership and mass shootings suggest that the need for effective security screening processes has never been greater and will continue to grow for the foreseeable future. According to the Gun Violence Archive, in 2025 there were over 400 mass shootings in the United States.

Due to these macro trends, we believe that venues and facilities that may have previously chosen not to implement security screening because of the inherent shortcomings of old screening methods like walk-through metal directors or due to concerns about cost, effectiveness, and/or visitor experience impact may feel increasingly compelled to explore modern security screening options for the first time. Further, we believe that venues and facilities that already conduct security screening may feel increasingly compelled to consider alternatives.

We believe our market opportunity has both a security screening opportunity as well as an adjacent market expansion opportunity as follows:

Security Screening Opportunity

We believe that our primary market opportunity is for weapon screening at venues and facilities in the following segments:

- educational institutions including schools,

- hospitals and health care facilities,

- professional sports and live entertainment venues,

- industrial warehouses,

- distribution facilities,

- large workplaces,

- arts and entertainment venues,

- government and corporate offices,

- hospitality facilities, and

- houses of worship.

Using a variety of published industry reports and government data, we estimate that the above facilities together comprise nearly 400,000 sites and approximately 700,000 individual thresholds where our security screening products could potentially be deployed.

Our Growth Strategy

The key elements of our growth strategy within our target market include the following:

- ***Develop Initial Customer Successes in Specific Target Metropolitan Areas***

  Decision-makers at our prospective customers are often professionally connected to decision-makers at other prospective customers in different vertical industries within a specific target metropolitan area. We have established a successful pattern of targeting and winning new iconic customers in specific geographies and then leveraging that success to solicit referrals at other venues and facilities across that metropolitan area in similar or other vertical industries. We have developed a playbook for executing this pattern through orchestration of our direct sales resources and reseller partners in a manner that we believe will continue to scale as we develop the available markets.

- ***Expand and Activate Our Reseller Strategy***

  We have a global distribution network consisting of dozens of value-added resellers, which can help us extend our reach in certain geographic or vertical markets where we may have a more limited direct presence. We intend to continue to develop our reseller network by adding further geographic and vertical market coverage and sales capacity based upon demand. We plan to continue to cultivate field level collaboration between our direct sales team and our resellers to develop the ability of the resellers to find, develop, and close customer sales independently.

- ***Concentrate Sales and Marketing Effort in Specific Target Accounts in Specific Vertical Industries***

Through our experience to date, we have developed a proprietary list of target vertical industries, developed a list of target accounts within those industries, and identified target decision-makers in our target accounts. We believe that our target account list represents the best immediate growth opportunities for our business. Over time we plan to adjust our target account list to reflect current market conditions and the capabilities of our products. We plan to continue to execute brand awareness strategies, content marketing, lead generation, and sales development activities to our target account list to create qualified sales opportunities.

- ***Promote Awareness by Gathering and Leveraging Our Customer Community***

Our business model presents significant opportunities to bring incremental value to existing customers over time. We intend to realize this value by seeking referrals from existing customers and partners to other prospective qualified customers, selling additional capacity to existing customers, and selling new add-on products and services to existing customers. We are continuing to develop and expand our customer success function within the global revenue organization to focus on helping customers successfully deploy our products and cultivate referrals, expansion, and upsell opportunities. We are also investing in programs to help our customers connect with each other to share best practices on a regional and vertical industry basis. Our buyers are naturally collaborative on security best practices due to their vested interest in collective deterrence and the likelihood that any security event will have a negative collective impact at the metropolitan, regional, or industry level.

- ***Extend Our Value Proposition with Additional Products***

Our customers turn to our solutions first and foremost for increased security at the thresholds of the entrances of their venues. In addition to increased security posture, we believe our solutions also provide for a positive visitor experience and unprecedented insights into visitor and security data through our Evolv Insights solution. Our customers often look to us to provide additional applications and services that extend the security perimeter beyond the threshold of their venues. To that end, we believe there is an opportunity to introduce new applications and services that solve adjacent security challenges being faced by our customers. As we adapt to customer demands, we may introduce new solutions to the market via our own internal product development, partnering with third parties, or through acquisitions.

Competition

We have experienced, and expect to continue to experience, competition from a number of companies, including other vendors of security screening systems. A variety of security screening technologies compete with our proprietary technologies, including, but not limited to legacy walk-through metal detectors, handheld metal detector wands, and passive or active weapon screening systems based on magnetic field sensing, millimeter wave or terahertz imaging technology.

We believe that we are well-positioned to compete in our industry based on the following core competencies and competitive strengths:

- ***Strong Detection Effectiveness Based on Artificial Intelligence Software***

Our solutions use digital processing and AI to help differentiate between many real weapon threats and many harmless personal items such as cell phones and keys. Our technology also takes an end-to-end approach to security, with the capability to locate threats and visualize the location of that threat on an adjacent tablet, with our "Red Box" technology, enabling a directed secondary search that is minimally intrusive. Our solutions use real-world data to classify threats based on classification models, which allows us to improve performance over time through new and updated algorithms, which customers can receive through software updates. Our core AI also makes it possible to integrate new kinds of sensors and data sources and integrate our solutions with other platforms and applications. We aim to design our products to detect more actual weapon threats with fewer nuisance alarms.

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- ***Large and Growing Data Set***

  Evolv maintains a proprietary data set that is essential in training our software to accurately classify a broad range of threats and non-threats under a wide variety of real-world conditions. We continue to grow this data set which we expect will help our detection capabilities through new and updated algorithms. In turn, we expect our customers to benefit from these improvements through regular software updates under our subscription business model. In a world where data is an increasingly decisive competitive advantage, we believe we are well positioned to deliver value to our customers in ways that competitors without such robust data sets may be unable to match.

- ***Differentiated and Proprietary Technology Platform***

  We have invested significant resources in developing proprietary and patented technologies across AI software, cloud services, and advanced sensors to accelerate the widespread adoption of modern security screening. These technologies serve as the foundation of our products. We have also designed our platform with application programming interfaces ("APIs") that allow integration and interoperability with complementary third-party security solutions such as brandished gun detection, biometric authentication, video management software, threat intelligence, messaging, and mass-notification systems.

- ***High Screening Throughput***

  Our unique detection methodology is designed to result in low nuisance alarms and to allow visitors to walk through in unstructured flows, without needing to empty their pockets of personal items and without surrendering their bags for manual inspection, except as needed for secondary searches when a potential threat has been identified. The result is a visitor experience designed to be more like walking through a department store shoplifting prevention system than an intrusive airport security checkpoint.

- ***Digital Access and Analytic Insights***

  Our solutions are cloud connected. The MyEvolv portal and mobile app enables customers to remotely access their system to perform software updates, change sensitivity settings, and check system status. Evolv Insights® provides our customers self-serve access, insights regarding visitor flow and arrival curves, location specific performance, system detection performance and alarm statistics, and comparisons across multiple business dimensions. The data we collect and the Evolv Insights platform allow us to provide customers with insights that would not be available when utilizing traditional security screening methods.

- ***Paired Checkpoint, Proven at Scale***

  We provide a unified people and bag screening solution powered by Evolv proprietary software. Evolv Express® screens people while Evolv eXpedite™ autonomously scans bags, managed together on a single tablet and cloud-connected to MyEvolv and Evolv Insights® for fleet visibility, software updates, and operational analytics. This configuration is purpose-built for high-clutter environments (schools, multi-tenant offices), enabling higher sensitivity with fewer nuisance alarms and sustained throughput at normal walking pace.

- ***Key Strategic Partners***

  We have strategic agreements with many globally recognized partners. We believe that these partners will provide us with significant leverage and reach that will allow us to rapidly scale our business and guide customers to success.

- ***Distribution Capabilities***

  We have developed a distribution network consisting of dozens of value-added resellers. Our resellers, who have extensive experience in physical security technologies and processes, provide marketing, sales, systems integration, and local support services for customers across an array of vertical markets and regions. They also bring an existing base of customers into which we can drive awareness of and ultimately sell our security screening products. Whenever possible we seek to form relationships with the leading resellers in each region we do business in order to secure access to the most valuable existing customer relationships and the best talent pool available in each region.

- ***Visionary and Experienced Management Team and Advisors***

Our management team and board of directors blend a range of skills and backgrounds from technology, cybersecurity, materials science, AI, military, law enforcement, and key customer end markets. Our advisors are renowned industry leaders with experience at the United States Secret Service, the Federal Bureau of Investigation ("FBI"), the U.S. military, the United States Department of Homeland Security (the "DHS"), and the United States intelligence community. Our engineering and digital products teams are led by accomplished and visionary technologists and scientists who have many years of experience in relevant fields. Our commercialization efforts are managed by individuals with prior successes in building and scaling both direct and indirect, reseller-driven global sales organizations.

- ***Self-Reinforcing Adoption Cycle***

We believe that as we acquire more customers and deploy more of our products, we will be able to gather more digital data that in turn will help inform improvements to the performance of our systems and provide deeper analytic insights to our customers. As we continue to improve the performance and analytic insight of our systems, we believe more prospective customers will be attracted to our products and more engaged prospects will choose to purchase our products. We anticipate that this cycle will continue to operate in the future, creating ongoing competitive advantages for us and our reseller partners.

Our Products

Since our founding in 2013, we have developed an extensive portfolio of proprietary technologies that form the foundation of our integrated security screening products, which are comprised of AI software, cloud services, and advanced sensors. These are designed to be integrated layers for detection. But detection is just the foundation. We support security teams throughout the entire screening process to provide situational awareness and tools to support response. Our products are designed to capture valuable visitor data customers can leverage to inform their security operations, while providing end-users with an approachable and non-intrusive security experience.

Evolv Express

Evolv Express is designed to quickly detect firearms, improvised explosive devices, and large tactical knives in unstructured people flows. Evolv Express became commercially available in October 2019.

Evolv eXpedite

In September 2024, we launched Evolv eXpedite, an autonomous AI-based weapons detection system for bags being brought to venues by visitors in high clutter environments. Evolv eXpedite was designed from the ground up with AI computer vision in mind, and there is no need for a screen on eXpedite for an operator to manually review X-ray images. Evolv eXpedite can be used as a stand-alone system or alongside an Evolv Express system.

Evolv Insights Analytics Application

The Evolv Express system collects valuable data on visitors, system use, and performance. This data allows us to generate analytics that appear in our Evolv Insights application. Evolv Insights provides self-serve access, insights regarding visitor flow and arrival curves, location specific performance, system detection performance and alarm statistics, and comparisons across multiple business dimensions. Using Evolv Insights, organizations can use the powerful dashboards and metrics provided to inform their security decisions, operationalize the way their security and venue operations teams make staffing and traffic flow decisions to avoid overcrowding, rebalance security and operational resources, and improve the overall experience for their guests.

Sales Models

We sell our solutions under two primary sales models. We offer a "pure subscription" model, where the customer leases hardware from us and we provide a multi-year security-as-a-service subscription. For end-user customers that prefer to purchase our hardware, we offer the option of purchasing our hardware outright directly from us through our "purchase subscription" model, which is coupled with a multi-year security-as-a-service subscription with us to operate the hardware. In addition to our two primary sales models, we previously offered our "distributor licensing" model based on the Distribution and License Agreement we entered into with Columbia Electrical Contractors, Inc. ("Columbia Tech") in March of 2023, which subsequently expired on December 31, 2025. Under that arrangement, we granted a license of our intellectual property to Columbia Tech, which contracted directly with certain of our resellers to fulfill sales demand where the end-user customer prefers to purchase the hardware equipment. Columbia Tech paid us a hardware license fee for each system it manufactured and sold under this agreement. In these instances, we still contracted directly with the reseller to provide a multi-year security-as-a-service subscription to the end-users to operate the hardware. We no longer offer the distributor licensing model. We regularly assess our sales and fulfillment models to ensure they align with customer preferences, operational scalability, and our long-term business objectives. We expect our revenue, gross profit, gross margin, and overall profitability in any given fiscal period to be influenced by customer demand for our various sales and fulfillment models, as well as any future strategic management decisions affecting our sales and fulfillment models that may result from such assessments.

Going forward, we expect our products to be adopted in a variety of vertical industry markets and geographic regions. While adoption of our products has primarily been within the United States to date, we expect increased adoption of our products in foreign markets in the future as we explore expansion into international markets. Pricing may vary by region or vertical market due to market-specific dynamics. As a result, our financial performance depends, in part, on the mix of sales, bookings, and business in different markets during a given period. In addition, we are subject to price competition, and our ability to compete in key markets will depend on the success of our investments in new technologies and cost improvements as well as our ability to efficiently and reliably introduce AI-powered security screening solutions to our customers.

Our Customers

Our customers include many iconic venues across a wide variety of industries including education, healthcare, professional sports, notable performing arts and entertainment venues, major tourist destinations and cultural attractions, government and corporate offices, hospitality facilities, distribution facilities, large industrial workplaces, and houses of worship.

The majority of our customer agreements include non-cancelable multi-year commitments, typically for an initial term of four years. One customer, which is a reseller of our products, accounted for more than 10% of our total revenue for both years ended December 31, 2025 and the year ended December 31, 2024.

Research and Development

We believe that the security screening market is poised for rapid technological advancements across software, cloud services, and sensors. We invest significant resources into ongoing research and development programs because we believe our ability to maintain and extend our market position depends, in part, on breakthrough technologies that offer a unique value proposition for our customers and differentiation versus our competitors. Our research and development team, which is responsible for both the development of new products and improvements to our existing product portfolio, consists of talented and dedicated engineers, technicians, scientists, and professionals with experience from a wide variety of the world's leading physical security and software technology organizations. Our primary areas of focus in research and development include, but are not limited to:

- Enhanced system usability, operator ergonomics, form factor options, and mobility to drive further efficiencies and opportunities in a variety of operating environments;

- Continued improvement of the detection algorithm performance, including assessing the ability to detect new threats;

- Additional system sensors and fusion with a variety of other data inputs to expand venue insights, analytics applications, and operational performance;

- New applications that digitally transform operations in and adjacent to the arrival experience at venues and facilities; and

- Integrations into venue security infrastructure and operating systems.

Sales and Marketing

We sell our security screening products through both our own direct sales force and through a global network consisting of dozens of reseller partners. Our partners sell our products to venue and facility operator customers, for whom they may also perform installation, systems integration, and local support and maintenance services in limited circumstances, with additional services provided by our internal support teams. Many partners offer third-party physical security products including cameras, access control systems, and video monitoring systems in their respective territories and regions, which provides an opportunity to cross-sell our security screening products to a broad, existing customer base that has purchased these other products.

Our marketing strategies are focused on supporting sales growth by (1) driving awareness; (2) developing comprehensive sales and marketing content, tools, and campaigns for each stage of the sales process; (3) scaling those campaigns via our global distribution network, and (4) building our sales pipeline through demand generation efforts. We drive awareness for the Company, our security screening products, and our customers' successes through public relations and communications efforts that span mainstream, business, social media and trade press across the security sector generally and in key verticals such as education, healthcare, professional sports as well as tourist sites, performing arts and entertainment, theme parks, industrial workplaces, and municipal governments. Our internal marketing team develops content in multiple formats and delivery methods to facilitate marketing campaigns and sales enablement, and, as a general matter, marketing content goes through a thorough review process before being released to the market.

Manufacturing and Suppliers

Our physical products have historically been manufactured by a third-party contract manufacturer, Columbia Tech, based in the United States with international quality certifications, such as ISO 9001:2015. We have also utilized other third-party manufacturers to produce certain components. We design our products and processes and internally manufacture the initial engineering prototypes. Our internal manufacturing and supply chain teams work collaboratively with both our internal engineering department and Columbia Tech to scale up the prototypes for commercialization through a phase gate product launch process. Columbia Tech has also provided a variety of services including sourcing off-the-shelf components, manufacturing custom components/assemblies, final product assembly and integration, end of line testing and quality assurance per our specifications, material and finished goods inventory, and direct global shipping to our customers.

We initially manage the supply chain for key components and materials, and then, in some cases, set up supply agreements in conjunction with Columbia Tech to enable stable supply and redundancy where applicable. Component purchasing is managed by Columbia Tech's sourcing team under a vendor list approved by us to leverage the buying power of their global scale. All of our products are built to our specifications, work instructions, and testing protocols. Inventory levels are managed with our manufacturing partners to ensure an adequate supply is on hand to meet business forecasts.

On November 5, 2025, we entered into a non-exclusive contract manufacturing agreement with Plexus Corp. ("Plexus"). This shift is part of a broader supply chain strategy aimed at enhancing scalability, geographic diversification, creating long-term cost-saving opportunities, and operational resiliency. As Plexus is brought onboard, we believe we maintain ample inventory and committed production capacity to meet our growth targets with our existing contract manufacturer, ensuring uninterrupted service and consistent delivery to customers.

We regularly evaluate our supply chain structure to mitigate risks, including dependencies, lead times, and cost fluctuations. While no material disruptions are anticipated during the onboarding of Plexus, we continue to monitor potential risks associated with onboarding, logistics, and supplier performance. These factors may influence cost of revenue, inventory levels, and working capital in future periods.

Intellectual Property

Our ability to drive innovation in the security screening market depends in part upon our ability to protect our core technology and intellectual property. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent, trademark, copyright, and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees and through non-disclosure agreements with our

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vendors and business partners. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technology.

Unpatented research, development, know-how, and engineering skills make an important contribution to our business, but we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property. We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives and maintain our competitive position. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property or proprietary rights may be challenged, invalidated, circumvented, infringed, misappropriated, or otherwise violated. Further, the laws of certain countries may not protect intellectual property or proprietary rights to the same extent as the laws of the U.S., and, therefore, in certain jurisdictions, we may be unable to protect our intellectual property and proprietary technology.

We maintain a patent portfolio of issued U.S. and foreign patents, as well as pending patent applications, covering various aspects of our technologies. Patents generally have a term of twenty years from filing. As our patent portfolio has been built over time, the remaining terms on the individual patents vary. In addition, we own registered trademarks and have additional trademark applications pending in the United States and internationally. Our patents and patent applications are directed to, among other things, security screening, threat detection and discrimination, imaging systems, and related technologies. In addition to patents owned or co-owned by us, we have in-licensed patents, including but not limited to metamaterials, RF imaging, compressive sensing, and signal processing, for security related applications.

While most of the intellectual property we use is developed and owned by us, we also use a combination of proprietary, open-source and third-party licensed software in connection with our products and services. While sufficient for the operation of our business, these licenses typically limit our use of the third- parties' intellectual property to specific uses and for specific time periods.

See Part I, Item 1A, "Risk Factors – Risks Related to Our Intellectual Property" for additional information about risks related to our intellectual property.

Human Capital

Our employees are critical to our success. As of December 31, 2025, we employed 286 people, substantially all of whom are full-time employees. We ended 2025 with a total headcount in line with our headcount at the year end of 2024.

On January 21, 2025, we implemented a Board-approved reduction in force affecting 41 employees. This action was part of our initiative to increase our profitability and cash flow as we seek further flexibility to pursue our investment strategy with certain growth opportunities. Refer to Note 22, Restructuring Charges, in the notes to the consolidated financial statements in this Form 10-K for additional information.

Changes in 2025 headcount reflect a reduction in third-party service providers and consultants, primarily in technical field support, accounting, and legal. The Company's insourcing of field service is expected to provide more efficient and cost effective customer support as part of its long term growth strategy. The reduction of third party consultants providing general and administrative services resulted from their replacement with permanent headcount to help build a more sustainable, scalable, and cost efficient foundation for business operations and controls.

We also engage numerous consultants and contractors to supplement our permanent workforce. Most of our employees are engaged in research and development and selling functions. We consider our relationship with our employees to be in good standing. None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Commitment to Maintaining a Skilled Workforce. We value having a workforce with a broad range of perspectives, experiences, and skills of our employees and are committed to providing an engaging and inclusive atmosphere for all employees that promotes productivity and encourages creativity and innovation. We strive to maintain a highly skilled workforce where employees are hired, retained, compensated, and promoted based on their performance and contribution to the Company.

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Employee Development and Retention. The attraction, development, and retention of our employees is a key focus for our Company. We offer training programs to enhance the knowledge, skills, and advancement opportunities for our employees. We focus on maintaining a solid pipeline of talent throughout our organization and we are continually developing the capabilities and skills needed for the future of our business.

Work Environment. We believe that maintaining a work environment that recognizes effort and teamwork, values mutual respect and open communication, and demonstrates care and concern for our employees is essential to an engaged and productive workforce. In furtherance of this objective, we provide a regular Code of Business Conduct training for our employees to identify and prevent misconduct and report situations that violate our policies and/or negatively impact our work environment. We investigate and take prompt action to correct conduct that is inconsistent with our Code of Business Conduct and other policies.

Competitive Pay and Benefits. We strive to provide pay and comprehensive benefits that help meet the varying needs of our employees. Our total rewards package includes market-competitive pay, equity compensation, unlimited time off, tuition reimbursement, 401(k) match, and other comprehensive and competitive benefits.

Government Regulations

We are subject to various laws, regulations, and permitting requirements of federal, state, and local authorities, related to health and safety, anti-corruption, and export controls. We believe that we are in material compliance with all such laws, regulations, and permitting requirements.

Anti-Corruption Export and Trade Matters

We are subject to anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act (the "FCPA") and the U.K. Bribery Act 2010 (the "Bribery Act"), as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the U.S. Treasury Department, Office of Foreign Assets Control ("OFAC") and the U.S. Department of State, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, North Korea, the Crimea Region of Ukraine, the so-called Donetsk People's Republic, and the so-called Luhansk People's Republic, unless authorized by OFAC or otherwise exempt from the regulations. In recent years, the United States government has a renewed focus on export control matters. For example, the Export Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls and may result in the imposition of further additional controls on the export of certain "emerging and foundational technologies." Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

See Part I, Item 1A, "Risk Factors — *Failure to comply with applicable anti-corruption legislation, export controls, economic sanctions and other governmental laws and regulations could result in fines and criminal penalties and materially and adversely affect our business, financial condition, and results of operations*" for additional information about the environmental, health and safety laws, and regulations that apply to our business.

Additional Information

Our Internet address is https://evolv.com. At our Investor Relations website https://ir.evolvtechnology.com, we make available free of charge a variety of information for investors, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC. Our SEC filings are available to the public via the Internet at the SEC's website at http://www.sec.gov. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC. We use our Investor Relations website as a means of disclosing material information and complying with our disclosure obligations under Regulation Fair Disclosure. Accordingly, investors should monitor our Investor Relations website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

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ITEM 1A. RISK FACTORS

Our business involves significant risks and uncertainties, some of which are described below. You should carefully consider the risks and uncertainties described below as well as in Management's Discussion and Analysis of Financial Condition and Results of Operations, Legal Proceedings, and Controls and Procedures and of this Annual Report on Form 10-K. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth, and future prospects as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Summary Risk Factors

The principal risks and uncertainties affecting our business include, among other, things the following:

- Material weaknesses in our internal control over financial reporting, which contributed to a previously disclosed restatement of our prior period financial statements expose us to significant risks and uncertainties.

- We have not been profitable historically and may not achieve or maintain profitability in the future.

- Our operating results may fluctuate for a variety of reasons.

- If we fail to maintain successful relationships with our reseller partners, or if our partners fail to perform, our ability to market, sell and distribute our products will be limited.

- Increases in component costs, long lead times, supply shortages and changes, or volatility in tariffs could disrupt our supply chain.

- Delays in production, increases in prices charged or the loss of a limited or sole source supplier could have an adverse effect on our business, financial condition and operating results.

- Defects and poor quality which require rework, replacement parts or systems and associated costs of service could have an adverse effect on our business and results of operations.

- We recognize a substantial portion of our revenue ratably over the term of our agreements with customers and, as a result, downturns or upturns in sales may not be immediately reflected in our operating results.

- If we are unable to compete effectively with new entrants and other potential competitors, our sales and profitability could be adversely affected.

- A portion of our revenue is generated by sales to government entities, which are subject to challenges and risks.

- We may acquire or invest in other companies or technologies in the future, which brings with it risks.

- If our products fail or are perceived to fail to detect threats, or if our products contain undetected errors or defects, this could have an adverse effect on our business and results of operations.

- Customers may be unable to implement our products successfully, or we may fail to effectively assist our customers in installing our products and provide effective ongoing support and training.

- We face the risk of losing recurring revenue and forecasting certainty if customers choose not to renew their typical four-year subscriptions or if renewal terms result in lower revenue than expiring agreements, and significant losses if returned systems cannot be profitably redeployed.

- The loss of designation of our Evolv Express system as a Qualified Anti-Terrorism Technology under the Homeland Security SAFETY Act could result in adverse reputational and financial consequences.

- The AI-based weapons detection for security screening market is new and evolving and may not grow as expected or may develop more slowly or differently than we expect.

- We use AI and machine learning in our development process and in our AI-based weapon detection products.

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- Our expansion into international markets exposes us to additional operational, regulatory, and compliance risks that could adversely affect our business.

- Our growth potential outside the U.S. may be limited or vary due to differences in security threats, customer perceptions, regulatory environments, and international market dynamics, as well as our own expansion and investment priorities.

- We may not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis.

- We incorporate technology and components from third parties into our products, and our inability to obtain or maintain rights to the technology could harm our business.

- Our use of "open source" software could subject our proprietary software to disclosure obligations, expose us to security risks, and negatively affect our ability to offer our products and subject us to possible litigation.

- Our business depends on the reliability, availability, and performance of our information technology systems, including key internal enterprise software solutions, and any failure or disruption of these systems could materially and adversely affect our business.

- Our products and operations collect and store personal data about individuals, which exposes us to privacy, cybersecurity, and regulatory risks.

- If we do not effectively expand, train, and retain qualified sales and marketing personnel, we may be unable to acquire new customers or sell additional products to successfully pursue our growth strategy.

- We are dependent on the continued services and performance of our senior management and other key employees, as well as on our ability to successfully hire, train, manage, and retain qualified personnel.

- Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

- Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm to our business and operating results.

- We are subject to government regulation and other legal obligations, related to data privacy, anti-corruption legislation, export controls, economic sanctions, tax laws, and use of AI, among other government regulations.

- We are and may in the future be subject to investigations, regulatory enforcement proceedings, and litigation.

- There are risks related to our ability to utilize net operating loss carryforwards as well as research and development tax credit carryforwards to offset future taxable income.

- We may require additional capital to support business growth, which might not be available.

- Our debt instrument contains affirmative and negative covenants, including financial covenants, that may limit our operating flexibility.

- The market price of our common stock and warrants has been and may continue to be highly volatile.

- Certain of our warrants, earn-out shares, and founder shares are accounted for as liabilities and the changes in value of such securities could have a material effect on our financial results.

- Securities or industry analysts do not publish research or reports about us, or publish negative reports.

- Our business operations are vulnerable to disruption due to natural or other disasters.

Risks Related to Our Restatement and Internal Controls

Material weaknesses in our internal control over financial reporting, which contributed to the previously disclosed restatement of our prior period financial statements expose us to significant risks and uncertainties.

As disclosed in Part II, Item 9A – Controls and Procedures, of this Annual Report on Form 10-K, material weaknesses in our internal control over financial reporting contributed to the restatement of our consolidated financial statements for the annual periods ended December 31, 2022 and 2023, and the quarterly periods included in such fiscal years beginning with the second quarter of 2022, and for the quarterly periods as of and for the periods ended March 31, 2024 and June 30, 2024.

The material weaknesses will not be considered remediated until management completes the design and implementation of corrective measures, the controls operate for a sufficient period of time, and we have concluded, through testing, that these controls are operating effectively. As detailed in Item 9A, Controls and Procedures, we are working to remediate the material weaknesses, and while we have completed remediation of certain material weaknesses, at this time, we cannot predict the success of future remediation efforts or the outcome of our assessment of such efforts. We can give no assurance that our efforts will remediate these material weaknesses in our internal control over financial reporting, or that additional material weaknesses will not be identified in the future. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and regulations of the SEC, could continue to be adversely affected which, in turn, may result in future misstatements, revisions, and/or restatements or adversely affect our reputation and business and the trading price of our common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, which could further result in loss of investor confidence, a decline in the price of our common stock, delisting of our securities, harm to our reputation and financial condition and/or diversion of financial and management resources from the operation of our business.

In addition, we did not file our Q3 2024 Form 10-Q or our 2024 Form 10-K within the timeframe required by the SEC. Although we regained status as a current filer on April 28, 2025, we are not currently eligible to use a registration statement on Form S-3 until approximately one year from the date we regained and maintain status as a current filer. If we wish to pursue an offering now, we would be required to conduct the offering on an exempt basis or file a registration statement on Form S-1, which would likely take significantly longer and increase our transaction costs.

Risks Related to Our Business and Operations

We have a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future.

We have a history of losses. We have incurred net losses of $33.1 million and $54.0 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $387.8 million. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from expectations, our business could suffer, and the trading price of our stock may decline.

We are not certain whether or when we will obtain a high enough volume of sales of our products to sustain or increase our growth or achieve or maintain profitability in the future. We expect our costs to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we expect to continue to expend substantial financial and other resources on:

- research and development related to our products, including investments in expanding our research and development team;

- sales and marketing, including a significant expansion of our sales organization, both direct and through reseller partners;

- continued expansion of our business into new and adjacent vertical markets and the launch of new product offerings; and

- general administration expenses, including legal and accounting expenses related to being a public company and transitioning to large accelerated filer status and remediation of our material weaknesses.

These investments may not result in increased revenue or growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position, and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed, and we may not be able to achieve or maintain profitability in the future.

Our operating results may fluctuate for a variety of reasons, including our failure to close large volume opportunity customer sales.

A meaningful portion of our revenue is generated by product sales to new customers and sales of additional products to existing customers. The timing of certain large volume opportunities can impact our results from quarter to quarter. In addition, the sales cycle can last several months from initial engagement to contract negotiation and execution, culminating in delivery of our products to our customers, and this sales cycle can be even longer, less predictable and more resource-intensive for both larger volume sales as well as sales to customers in certain market segments. Customers may also require additional internal approvals or seek to pilot our products for a longer trial period before deciding to purchase our solutions. As a result, the timing of individual sales can be difficult to predict. In some cases, sales have occurred in a quarter subsequent to when anticipated, or have not occurred at all, which can significantly impact our quarterly financial results and make it more difficult to meet market expectations. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Revenue Recognition.*"

We also regularly assess our sales and fulfillment models to ensure they align with customer preferences, operational scalability, and long-term business objectives. We expect our revenue, gross profit, gross margin, and overall profitability in any given fiscal period to be influenced by customer demand for our various sales and fulfillment models as well as any future strategic management decisions affecting our sales and fulfillment models that may result from such assessments. Any failure to successfully adjust to changes in customer demand for our various sales and fulfillment models or implement strategic decisions relating to these models could have a material adverse impact on our financial results.

In addition to the sales cycle- and sales model-related fluctuations noted above, our financial results, including our billings and deferred revenue, may continue to vary from period to period as a result of numerous factors, many of which are outside of our control and may be difficult to predict, including:

- our ability to attract and retain new customers;

- our ability to sell additional Evolv products to existing customers;

- unforeseen changes or delays in our supply chain or third-party manufacturing partners;

- our ability to expand into adjacent and complementary markets;

- changes in customer or reseller partner requirements or market needs;

- changes in the growth rate of the next-generation security screening market;

- the timing and success of new product introductions by us or our competitors, or any other change in the competitive landscape of the next-generation security screening market, including consolidation among our customers or competitors or significant price competition;

- a disruption in, or termination of, any of our relationships with reseller partners;

- our ability to successfully expand our business globally;

- reductions in customer retention rates, especially at subscription term expiration;

- changes in our pricing policies or those of our competitors;

- changes in financial markets or macroeconomic conditions, including, for example, due to the effects of recessionary trends, slow economic growth, or political elections in the U.S. and abroad, inflation and high interest rates, fuel prices, international currency fluctuations, tariffs, corruption, political instability, continuing social concerns and divisions in the U.S. and abroad, acts of war, including the conflicts in Europe and the Middle East, and acts of terrorism, both domestic and international;

- future accounting pronouncements or changes in our accounting policies or practices;

- the amount and timing of our operating costs, including cost of goods sold;

- the impact of any pandemic, epidemic, or future outbreak of disease or similar public health concern on our existing and new customers, partners, employees, and supply chain; and

- increases or decreases in our revenue and expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

If we fail to maintain successful relationships with our reseller partners, or if our partners fail to perform, our ability to market, sell and distribute our products will be limited.

In addition to our direct sales force, we rely on our reseller partners to sell our products. We expect to continue to focus on generating sales to new and existing customers through our reseller partners as a part of our growth strategy, who may not be successful in marketing, selling, and supporting our products.

If we are unable to develop and maintain effective sales incentive programs for our third-party reseller partners, we may not be able to incentivize these partners to sell our products to customers and, in particular, to high profile public and private venues and institutions. Our agreements with our reseller partners are generally non-exclusive and these partners may also market, sell and support products that are competitive with us and may devote more resources to the marketing, sales and support of such competitive products. These partners may have incentives to promote our competitors' products to the detriment of ours or may cease selling our products altogether. Our reseller partners may cease or de-emphasize the marketing of our products with limited or no notice and with little or no penalty. Our agreements with our reseller partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. It cannot be certain that we will retain these reseller partners or that we will be able to secure additional or replacement reseller partners. The loss of one or more of our significant reseller partners or a decline in the number or size of orders from them could harm our operating results. In addition, any new reseller partner requires extensive training and may take several months or more to achieve productivity. Our reseller partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our reseller partners misrepresent the functionality of our products, subscriptions or services to customers, or violate laws or our corporate and marketing policies.

If we fail to effectively manage our existing resellers, or if our reseller partners are unsuccessful in fulfilling the orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality reseller partners in each of the regions in which it sells products and keep them motivated to sell our products, our ability to sell our products and operating results will be harmed. The termination of our relationship with any significant reseller partner may also adversely impact our sales and operating results.

Increases in component costs, long lead times, supply shortages, supply changes, and tariffs could disrupt our supply chain and have an adverse effect on our business, financial condition, and operating results.

We acquire certain of our materials, which are critical to the ongoing operation and future growth of our business, from several third parties, both foreign and domestic. Generally, our third-party contract manufacturers contract directly

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with component suppliers, and we rely on our contract manufacturers to manage their supply chains. Our contract manufacturers have experienced, and may in the future experience, supply chain disruptions as a result of health crises, geopolitical tensions, trade restrictions, as well as other global economic impacts or other changes in macroeconomic trends. In the event our contract manufacturers are unable to adequately manage their supply chain or our relationships with our contract manufacturers terminate or are restricted, we could experience delays, which could negatively impact our business, customer relationships, and margins. We also source some materials and components directly from suppliers. While most components and materials for our products are available from multiple suppliers, certain of those items are only available from limited or sole sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and may not be successful in doing so on terms acceptable to it, or at all.

In 2025, the U.S. government has imposed sweeping tariffs on almost all imports into the U.S. and certain countries have imposed retaliatory tariffs. There continues to be significant uncertainty regarding these recent changes and potential future developments. Increased trade restrictions, tariffs or taxes on imports or exports relating to countries where we manufacture, source, or sell materials or products, could have a material adverse effect on our business and financial results. If we cannot find ways to mitigate the potential impacts from tariffs or trade restrictions successfully or in a timely manner, these additional tariffs and policies could have a significant impact on our business and results of operations. The exact magnitude of any potential impact remains uncertain, as there may be further changes to tariffs and policies and, consequently, potential increased tension between the U.S. and targeted countries. For example, our risk exposure may increase further if any countries levy additional retaliatory tariffs, taxes, or other trade restrictions or penalties against the U.S. or U.S. companies.

Delays in production, increases in prices charged or the loss of a limited or sole source supplier could have an adverse effect on our business, financial condition and operating results.

We depend on our primary third-party contract manufacturer for the production of our security screening systems. While there are several potential contract manufacturers for most of these products, all our systems are currently manufactured, assembled, tested, and packaged by Columbia Tech. On November 5, 2025, we entered into a non-exclusive contract manufacturing agreement with Plexus Corp which we expect will help us diversify contract manufacturers. While we anticipate reduced product costs and improved gross margin over time, such results may not materialize. Onboarding a new supplier involves various inherent risks that could adversely affect our production capacity and product quality, and negatively impact revenue, gross profits and field service costs.

In most cases, we rely on contract manufacturers to procure components and, in some cases, provide manufacturing engineering work. Our current and future reliance on these contract manufacturers involves several risks, including:

- unexpected increases in manufacturing and repair costs;
- inability to control the quality and reliability of finished systems;
- inability to control delivery schedules;
- potential liability for expenses incurred by the third-party contract manufacturer in reliance on our forecasts that later prove to be inaccurate;
- potential lack of adequate capacity to manufacture all components or parts of the products we require;
- potential labor unrest or unavailability affecting the ability of the third-party manufacturers to produce our systems;
- the occurrence of unforeseen force majeure events affecting the third-party manufacturer.

We also use a third-party contract manufacturer located in Massachusetts and the U.K. as a second source for the production of a key sensor component used in our security screening systems. If our third-party contract manufacturers experience a delay, disruption, or quality control problems in their operations or if the third-party contract manufacturers do not renew or terminate our agreement with them, our operations could be significantly disrupted and our product shipments could be delayed. Qualifying new manufacturers and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products or components to our standards is time consuming. In addition, if our contract manufacturers cannot scale their production of our products or components at the volumes and in the quality that we require, we may have to move production for the products or components to a new or existing third-party manufacturer, which would take significant effort and our business, results of operations and financial condition could be materially and adversely affected.

As we contemplate moving manufacturing into different jurisdictions, we may be subject to additional and significant challenges in ensuring that quality, processes, and costs, among other issues, are consistent with our expectations. For example, we may not be able to collect reimbursements from our third-party contract manufacturers for penalties assessed on us because of excessive failures of products or warranty claims, which causes us to take on additional risk for potential failures of our products. Additionally, the benefits of diversifying contract manufacturers may not materialize and any such transition involves inherent onboarding risks and potential shifts in pricing dynamics and cost allocations.

Defects and poor quality which require rework, replacement parts or systems and associated costs of service could have an adverse effect on our business and results of operations.

We may experience defects or quality issues in our products or components, including those manufactured by third-party suppliers. Such defects or quality issues could require rework, repairs, replacement parts or systems, or additional service and support efforts. These issues could result in increased costs, including warranty and service expenses, delays in product delivery, and potential customer dissatisfaction or reputational harm. If such defects or quality issues are significant or recurring, they could adversely affect our business and results of operations.

We recognize a substantial portion of our revenue ratably over the term of our agreements with customers and, as a result, downturns or upturns in sales may not be immediately reflected in our operating results.

We recognize a substantial portion of our revenue ratably over the terms of our agreements with customers, which generally occurs over a four-year period. As a result, a substantial portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into during previous periods. Consequently, a decline in new sales or renewals in any one period may not be immediately reflected in our revenue results for that period. This decline, however, would negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our model also makes it difficult to rapidly increase our revenue through additional sales in any period, as revenue from new customers generally will be recognized over the term of the applicable agreement.

We also intend to make strategic investments in research and development, sales and marketing, and general and administrative functions and other areas to grow our business. These costs are generally expensed as incurred (with the exception of sales commissions), as compared to our revenue, a substantial portion of which is recognized ratably in future periods. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our operating results.

If we are unable to compete effectively with new entrants and other potential competitors, our sales and profitability could be adversely affected.

The sales prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products and services, anticipation of the introduction of new products or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products that compete with theirs or may bundle them with other products and services. Further, if we are not able to maintain and enhance our brand or reputation as an industry leader, our business and operating results may be adversely affected. Additionally, currency fluctuations in certain countries and regions may negatively impact prices that partners and customers are willing to pay in those countries and regions. We cannot be certain that we will be successful in developing and introducing new products with enhanced functionality on a timely basis, or that our new product offerings, if introduced, will enable it to maintain our prices and gross profits at levels that will allow us to maintain positive gross margins and achieve profitability.

A portion of our revenue is generated by sales to government entities and such sales are subject to a number of challenges and risks.

Approximately 3% and 4% of our revenue was generated by sales to government entities during each of the years ended December 31, 2025 and December 31, 2024, respectively. Selling to government entities can be highly competitive, expensive, and time-consuming, and often requires significant upfront time investment and expense without any assurance of winning a sales contract. Government demand and payment for our solutions may also be impacted by changes in fiscal or contracting policies, changes in government programs or applicable requirements, lapses in appropriations, the adoption of new laws or regulations or changes to existing laws or regulations, public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Accordingly, increasing sales of our products to government entities may be more challenging than selling to commercial organizations, especially given extensive certification, compliance, clearance, and security requirements. Government agencies may have statutory, contractual, or other legal rights to terminate contracts with us or reseller partners. Further, in the course of providing our solutions to government entities, our employees and those of our reseller partners may be exposed to sensitive government information. Any failure by us or our reseller partners to safeguard and maintain the confidentiality of such information could subject us to liability and reputational harm, which could materially and adversely affect our results of operations and financial performance. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit may cause the government to shift away from our solutions and may result in a reduction of revenue, fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our results or operations.

We could lose customers and revenue if there are changes in the spending policies or budget priorities for government funding of colleges, universities, K-12 schools and other education providers.

Our customers include colleges, universities, K-12 schools and other education providers, many of which depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state or local funding for colleges, universities, schools and other education providers could cause our current and potential customers to reduce their purchases of our products, or decide not to renew their subscriptions, any of which could cause us to lose customers and revenue.

We may acquire or invest in other companies or technologies in the future, which could divert management's attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations or otherwise harm our operating results.

We may in the future acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Even if they are consummated, we may not be able to fully realize the anticipated benefits of any future acquisitions or anticipated benefits may not transpire.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, products, services, and technologies successfully or effectively manage the combined business following the acquisition and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation:

- unanticipated costs or liabilities associated with the acquisition;

- incurrence of acquisition-related costs, which would be recognized as a current period expense;

- inability to generate sufficient revenue to offset acquisition or investment costs;

- inability to maintain relationships with customers and partners of the acquired business;

- difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;

- delays in customer purchases due to uncertainty related to any acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business and diversion of management and employee resources;

- inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and

- use of substantial portions of our available cash and equity or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including potential shareholder suits or potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process or new regulatory restrictions at the federal, state, or local levels. Generally, if an acquired business fails to meet our expectations, our operating results, business, and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations and financial condition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not ultimately yield expected returns, we may be required to take charges to our operating results based on our impairment assessment process, which could harm our results of operations.

Risks Related to Our Industry and Products

If our products fail or are perceived to fail to detect threats such as a firearm or other potential weapon or explosive device, or if our products contain undetected errors or defects, this could have an adverse effect on our business and results of operations.

If our products fail or are perceived to fail to detect and prevent attacks or if our products fail to identify and respond to new and increasingly complex and unpredictable methods of attacks, our business and reputation may suffer. There is no guarantee that our products will detect and prevent all attacks, especially in light of the rapidly changing security landscape to which it must respond, as well as unique factors that may be present in our customers' operating environments. Additionally, our products may falsely detect items that do not actually represent threats. These false positives may impair the perceived reliability of our products and may therefore adversely impact market acceptance of our products, which could, in turn, result in negative publicity and damage to our brand and reputation, loss of customers and sales, and increased costs to remedy any problem.

Our products, which are complex, may also contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new products and product upgrades. We expect that these errors or defects will be found from time to time in the future in new or enhanced products after commercial release. Defects may result in increased vulnerability to attacks, cause our products to fail to detect security threats, or temporarily interrupt our products' ability to screen visitors in a customer's location. Any errors, defects, disruptions in service or other performance problems with our products may damage our customers' business and could harm our reputation. If our products fail to detect security threats for any reason, including failures due to customer personnel or security processes, it may result in significant costs, the attention of our key personnel could be diverted and our customers may delay or withhold payment to us, elect not to renew or cause other significant customer relations problems to arise.

We may also be subject to liability claims for damages related to errors or defects in our products. For example, if our products fail to detect weapons or explosive devices that can be used to cause casualties at a high profile, public venue, we could incur financial damages and our reputation could also be significantly harmed. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and operating results. The limitation of liability provisions in our terms and conditions of sale may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the U.S. or other countries. The sale and support of our products also entails the risk of product liability claims. Our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert or distract management's time and other resources, and harm our business and reputation.

If our customers are unable to implement our products successfully, or if we fail to effectively assist our customers in installing our products and provide effective ongoing support and training, customer perceptions of our products may be impaired, or our reputation and brand may suffer.

Our products are deployed in a wide variety of indoor and outdoor environments, including large venues with multiple entry points. Some of our customers have experienced difficulties implementing our products in the past and may experience implementation difficulties in the future. If our customers are unable to implement our products successfully, customer perceptions of our products may be impaired, or our reputation and brand may suffer.

Any failure by our customers to appropriately implement our products or any failure of our products to effectively integrate and operate within our customers' operating environments could result in customer dissatisfaction, impact the perceived reliability of our products, result in negative press coverage, negatively affect our reputation, and harm our financial results.

Successful deployment and operation of our products depend on the knowledge and skill of the customer security personnel or implementation contractors charged with setting up, configuring, monitoring, and troubleshooting the equipment in their own environment. Many of our customers experience relatively high turnover in their security personnel, creating opportunities for knowledge and skill gaps that can result, and have resulted, in configuration, sensitivity setting, or operational errors that allow prohibited threats into customer facilities. In these situations, customers can perceive, and have perceived, that our products have failed to perform as designed until and unless we have been able to demonstrate otherwise. We or our implementation partners may not successfully isolate and identify failures due to customer error in the future, and this could result in customer dissatisfaction, impact the perceived reliability of our products, result in negative press coverage, negatively affect our reputation, and harm our financial results.

Our customers depend in large part on customer support delivered by us to resolve issues relating to the use of our products. However, even with our support, our customers are ultimately responsible for effectively using our products and ensuring that their staff is properly trained in the use of our products. The failure of our customers to correctly use our products, or our failure to effectively assist customers in installing our products and provide effective ongoing support and training, may result in an increase in the vulnerability of our customers' facilities and visitors to security threats. It can take significant time and resources to recruit, hire and train qualified technical support and service employees and contractors. We may not be able to keep up with demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide adequate and timely support to our customers may be negatively impacted, and our customers' satisfaction with our products may be adversely affected. Additionally, in unusual circumstances, if we needed to rely on our sales engineers to provide post-sales support while growing our service organization, our sales productivity may be negatively impacted. Accordingly, any failure by us to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.

We face the risk of losing recurring revenue and forecasting certainty if customers choose not to renew their typical four‑year subscriptions or if renewal terms result in lower revenue than expiring agreements, and significant losses if returned systems cannot be profitably redeployed.

Our customer agreements typically include an initial subscription term of approximately four years, and our customers have no obligation to renew their subscriptions after the expiration of that period. We cannot assure that renewal rates will continue to remain high, or that customers will renew their subscriptions at the same prices, on the same terms, or for the same level of products, solutions, or number of units. Customers may also elect not to renew their subscriptions at all. Any such non-renewals or renewals on less favorable terms could adversely affect our recurring revenue, our ability to forecast future results, and our overall financial performance. Even when we successfully renew customer contracts, the revenue associated with the annual renewal rate may be lower than the expiring rate, which could result in a loss of recurring revenue. Because a decline in new or renewed subscription contracts in any single quarter may only have a modest immediate impact on revenue recognized in that quarter, the negative effects of reduced renewal activity may be more pronounced in future periods.

In recent years, we have experienced significant growth in both customers and units under subscription. As an increasing number of customers reach the end of their initial subscription terms, renewals have become an increasingly important driver of our recurring revenue and operating results. We have limited historical experience managing renewals at the current and growing scale of our customer base. As a result, we face increased exposure to customer or unit churn, which we define as customers electing not to renew their certain of their subscriptions or renewing at reduced levels. We have limited historical experience managing renewals at the current and growing scale of our customer base. Increased churn or lower renewal rates could adversely affect our recurring revenue, forecasting certainty, and overall financial performance, with impacts that may become more pronounced in future periods.

In addition, some customers may choose not to renew existing contracts and instead upgrade to our latest product offerings, which may result in the return of prior-generation systems. While we expect to refurbish and redeploy the majority of returned systems, our ability to do so depends on market demand, which is still emerging and not proven at scale, refurbishment economics, and operational execution. If returned systems cannot be redeployed on favorable terms or at all, we may incur non-cash losses for the impairment of the value of such assets, which could adversely affect our business, financial condition, and results of operations.

The loss of designation of our Evolv Express system as a Qualified Anti-Terrorism Technology under the Homeland Security SAFETY Act could result in adverse reputational and financial consequences.

Our Evolv Express system has been awarded the DHS SAFETY Act Designation as a Qualified Anti-Terrorism Technology. Any amendments or interpretive guidance related to the SAFETY Act may affect our ability to retain our SAFETY Act Designation, may increase the costs of compliance, and/or may negatively impact our ability to attract new customers. The SAFETY Act Designation provides us with certain liability protections for claims relating to, arising out of or resulting from an act of terrorism, and the loss of these protections could materially impact our risk and our business. Because we view our SAFETY Act Designation as a differentiating factor among our industry peers, if laws and regulations change relating to the SAFETY Act or if we fail to comply with the SAFETY Act's requirements, our business, financial condition, results of operations, customer retention and stock price could be materially and adversely affected.

The AI-based weapons detection for security screening market is new and evolving and may not grow as expected or may develop more slowly or differently than we expect.

We believe our future success will depend in large part on the growth in the market for AI-based weapons detection for security screening solutions. This market is new and evolving, and as such, it is difficult to predict important market trends. To date, enterprise and corporate security budgets have allocated a majority of dollars to conventional security solutions, such as lower priced walk-through metal detectors. Organizations that use these security products may be satisfied with them or slow to adapt to technological advances and, as a result, these organizations may not adopt our solutions in addition to, or in lieu of, security products they currently use.

Further, sophisticated attackers are skilled at adapting to new technologies and developing new methods of breaching organizations' security systems, and changes in the nature of security threats could result in a shift in budgets away from products such as ours. In addition, while recent high visibility attacks at publicly and privately-owned venues and schools have increased market awareness of mass shootings, terrorist, or other attacks, if such attacks were to decline, or enterprises or governments perceived that the general level of attacks has declined, our ability to attract new customers and expand our sales to existing customers could be materially and adversely affected. If products such as ours are not viewed by organizations as necessary, or if customers do not recognize the benefit of our products as a critical element of an effective security strategy, our revenue may not grow as quickly as expected, or may decline, and the trading price of our stock could suffer.

In addition, it is difficult to predict customer adoption and retention rates, customer demand for our products, the size and growth rate of the market for AI-based weapons detection for security screening, the entry of competitive products, or the success of existing competitive products. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and those of our competitors. If these products do not achieve widespread adoption or there is a reduction in demand for products in our market caused by a lack of customer acceptance, technological challenges, regulatory restrictions, competing technologies or products, decreases in corporate spending, weakening economic conditions or otherwise, it could result in reduced customer orders, early terminations, reduced customer retention rates or decreased revenue, any of which would adversely affect our business operations and financial results.

We use AI and machine learning in our development process and in our AI-based weapon detection products, which could present risks and challenges to our business.

We use machine learning technologies and artificial intelligence ("AI"), including generative AI, in the development and operation of our AI-based weapons detection products for security screening. There are significant risks involved in developing, maintaining, and deploying AI and machine learning technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. Furthermore, the rapid pace of AI development may require the continued investment of significant resources for us to remain competitive, and we may not receive commensurate returns if we are not successful in achieving the outcomes we expect (either on the timelines we expect or at all). In addition, our competitors may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

Some uses of AI pose emerging ethical issues and present a number of risks that cannot be fully mitigated. Using AI while the technology is still developing may expose us to additional liability, reputational harm and threats of litigation, in particular, if these AI or machine learning models are incorrectly designed, developed or implemented, produce errors, AI bias, discrimination or AI hallucinations, result in intellectual property infringement or misappropriation or are adversely impacted by unforeseen defects, technical challenges, open source software issues, data privacy issues, cyber security threats, material performance issues, or otherwise do not function as intended. For example, AI technologies are highly reliant on the collection and analysis of large amounts of data, which may be overbroad, incomplete, inadequate, inaccurate, biased, or otherwise of poor quality. The accuracy of these data inputs and their subsequent effects on the outputs of AI technologies cannot always be verified, potentially leading to outputs that incorporate or are based on inaccurate or erroneous information. If any of the foregoing were to occur, the performance of our products, services, and business, as well as our reputation and the reputations of our customers, could suffer or we could be subject to claims (including product liability claims), litigation (including class actions) or incur liability.

Because AI is a developing technology in its infancy, legal frameworks for AI governance are unsettled, quickly developing, and unpredictable. The use of AI could also lead to legal and regulatory investigations and enforcement actions, or may give rise to specific obligations, including required notices, consents and opt-outs, under various data privacy, protection and cybersecurity laws and regulations in a number of jurisdictions. Further, there is no assurance that new laws and regulations will not restrict the ways we can use the AI we have adopted, including by limiting or changing global AI adoption trends that may impede our strategy. Moreover, regulations relating to AI technologies may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. Unfavorable legal and regulatory developments could also impact our vendors, suppliers and industry as a whole, and we may be exposed to increased risk of liability, reputational harm, and other significant costs if we need to make business and operational changes in response to such developments.

In particular, many U.S. federal, state, and foreign government bodies and agencies have introduced, and are currently considering, additional laws and regulations, including related to the development and integration of AI, machine learning, and additional emerging data technologies while mitigating or controlling for bias and discrimination in the context of AI and machine learning. For example, in the U.S., while the White House signed an Executive Order Removing Barriers to American Leadership in Artificial Intelligence which prioritizes deregulation, several states are considering enacting or have already enacted regulations concerning the use of AI technologies. These include the California Generative Artificial Intelligence: Training Data Transparency Act, the Utah Artificial Intelligence Consumer Protection Amendments, the updated California Consumer Privacy Act and the Colorado Consumer Protections for Artificial Intelligence Act (effective June 30, 2026). Furthermore, in Europe, the Artificial Intelligence Act ("EU AI Act"), which entered into force on August 1, 2024, provides rights and duties designed to ensure the safe and ethical deployment of AI. The EU AI Act categorizes AI systems based on their level of risk, prohibiting certain uses of AI, introduces strict requirements for high-risk AI applications (which provisions apply from August 2, 2027), and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for non-compliance. In addition, AI regulations may require us to conduct complex impact assessments, risk evaluations or other compliance reviews and audits prior to deploying AI tools for certain high-risk applications, including automated decision-making that affects individuals, and may also require us to disclose information regarding data sets used to train AI tools or regarding users who are interacting with AI or to obtain consents or provide opt-out rights to individuals. We will likely incur additional expenses and costs associated with complying with existing and evolving laws, as well as face heightened potential liability if we are unable to comply with such laws. While we strive to minimize any physical bias in our product's identification of threats because our product's AI does not process or analyze an individual's physical characteristics, we may not be able to identify such issues in advance, or if identified, we may not be able to identify mechanisms for effectively mitigating such issues.

Our failure, or perceived failure, to comply fully with developing interpretations of AI laws and regulations or meet evolving and varied stakeholder expectations and industry standards, could harm our business, reputation, financial condition and results of operation. See – *"We are subject to government regulation and other legal obligations, particularly related to privacy, data protection, information security, and product marketing and our actual or perceived failure to comply with such obligations could harm our business."*

Further, our ability to continue to develop or use such technologies may be dependent on access to specific third-party software and infrastructure, such as processing hardware or third-party AI models, and we cannot control the availability or pricing of such third party software and infrastructure, especially in a highly competitive environment. In addition, market acceptance and consumer perceptions of AI and machine learning technologies are uncertain. Further, our usage of open source AI technologies may lead to compliance issues, obligations to disclose the source code of our software, and security risks. See – *"Our use of "open source" software could subject our proprietary software to certain disclosure obligations, expose us to security risks, and negatively affect our ability to offer our products and subject us to possible litigation."*

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for the output of AI and machine learning systems. See – *"Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results."*

Our expansion into international markets exposes us to additional operational, regulatory, and compliance risks that could adversely affect our business.

As we pursue opportunities to expand our business outside of the United States, we will become subject to additional risks and uncertainties inherent in international operations. Selling, deploying, and supporting our security screening systems in foreign jurisdictions may require us to comply with local product certification regimes, import and export controls, cybersecurity requirements, government procurement rules, and other regulatory frameworks that differ substantially from those in the U.S. Some countries impose stringent testing, safety, or security-technology approvals before products similar to ours may be marketed or deployed, and obtaining these approvals can be costly, time-consuming, or ultimately unsuccessful. We may also be required to modify our products to meet local technical, privacy, data handling, or operational standards, and such modifications may increase our costs or impair product performance.

International expansion also exposes us to increased compliance obligations under foreign data protection, privacy, and AI-related laws, many of which are more restrictive or impose greater penalties than comparable U.S. laws. For example, certain jurisdictions impose limitations on the cross-border transfer, localization, or processing of personal data, and compliance with these rules may require significant investment in technical or organizational measures or the establishment of local infrastructure. Additionally, enforcement of anti-corruption, antibribery, and trade sanction laws may present heightened risks as we engage foreign distributors, resellers, installers, and agents. If these third parties fail to comply with applicable laws or our policies, we could be subject to regulatory inquiries, penalties, or reputational harm.

Further, international operations may involve greater operational challenges, including foreign currency fluctuations, longer sales cycles, local business practices that differ from those of U.S. markets, increased costs related to global logistics and supply chains, and geopolitical instability. If we are unable to manage these risks effectively, or if international demand for our products does not develop as anticipated, our ability to successfully expand outside the U.S. could be limited, and our business, financial condition, and results of operations could be adversely affected. In addition, expansion into foreign jurisdictions introduces tax compliance exposure, as differing and evolving international tax regimes, audit practices, and standards may result in unexpected liabilities, penalties, or requirements to collect and remit taxes in markets where we have not historically done so.

Our growth potential outside the U.S. may be limited or vary due to differences in security threats, customer perceptions, regulatory environments, and international market dynamics, as well as our own expansion and investment priorities.

While our immediate focus is on the U.S. market, our long-term growth prospects depend in part on international expansion. Customer demand for AI-based weapons detection systems varies significantly by country and is influenced by factors such as the nature of security threats, cultural attitudes toward security screening, regulatory frameworks, and whether firearms and weapons-related risks are perceived to be sufficiently prevalent in public venues to justify adoption of our solutions. If customers in other countries do not perceive these risks to warrant the purchase of our products, we may be unable to establish a meaningful business outside the U.S., which could limit our long-term revenue growth potential.

As a result, our international expansion efforts are expected to be selective and measured, and we may prioritize investment in markets where customer demand, regulatory frameworks, and perceived security threats align most closely with our solutions, while continuing to direct a substantial portion of our resources toward domestic priorities.

If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.

Our customers face evolving security risks that require them to adapt to increasingly complex infrastructures that incorporate a variety of security solutions. We face significant challenges in ensuring that our products effectively identify and respond to these security risks without disrupting the performance of our customers' infrastructures. As a result, we must continually modify and improve our products in response to changes in our customers' infrastructures.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. There can be no assurance that enhancements or new products will achieve widespread market acceptance.

New products, as well as enhancements to our existing products, could fail to attain sufficient market acceptance for many reasons, including:

- delays in releasing new products or product enhancements;

- failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

- inability to protect against new types of attacks or techniques used by terrorists or other threat sources;

- defects in our products, errors or failures of our products;

- negative publicity or perceptions about the performance or effectiveness of our products;

- introduction or anticipated introduction of competing products by our competitors;

- installation, configuration, sensitivity setting, or usage errors by our customers; and

- easing or changing of regulatory requirements at the federal, state, and/or local levels related to security or other aspects of our business.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition, and results of operations.

While we continue to invest significant resources in research and development to enable our products to continue to address the security risks that our customers face, the introduction of products embodying new technologies could also render our existing products or services obsolete or less attractive to customers. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We incorporate technology and components from third parties into our products, and our inability to obtain or maintain rights to the technology could harm our business.

We have incorporated, and may in the future incorporate, technology and components from third parties into our products. We cannot be certain that our suppliers and licensors are not infringing the intellectual property rights of third parties or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which it may sell our products. We may not be able to rely on indemnification obligations of third parties, to the extent they offer them. If our implementation or ongoing use of such technology is limited because of intellectual property infringement claims brought by third parties against our suppliers or licensors or against us, or if we are unable to continue to obtain such technology or enter into new agreements therefor on commercially reasonable terms, our ability to develop and sell products, subscriptions, and services containing such technology could be severely limited, and our business could be harmed. Disputes with suppliers, licensors, or intellectual property owners could result in the payment of additional royalties or penalties by us, infringement damages, cancellation or non-renewal of the underlying license or litigation, or require us to indemnify third parties (including our customers). In the event that we cannot renew existing licenses, or enter into new licenses of comparable technology, we may be required to discontinue or limit our use of the operations, products, or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition, and results of operation. Additionally, if we are unable to obtain necessary technology and components from third parties at all, including certain sole suppliers, we may be forced to acquire or develop alternative technology or components, which may require significant time, cost, and effort and may be of lower quality or performance standards. This could limit or delay our ability to offer new or competitive products and increase our costs of production. If alternative technology or components cannot be obtained or developed, we may not be able to offer certain functionality as part of our products, subscriptions, and services. As a result, our margins, market share and results of operations could be significantly harmed.

Our use of "open source" software could subject our proprietary software to certain disclosure obligations, expose us to security risks, and negatively affect our ability to offer our products and subject us to possible litigation.

We have used "open source" software in connection with the development and deployment of our software products, and we expect to continue to use open source software in the future. Open source software is licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements with respect to proprietary software that incorporates, is based on or that links to the open source software, to (i) distribute such software for no cost, (ii) make publicly available all or part of its source code, or (iii) license such software under the terms of the particular open source license. Additionally, the AI technologies used to develop or write software used in our product offerings and operations may be trained on data sets that include open source software or may draw from sources that might subject such software developed using AI technologies to certain license restrictions or other obligations. Additionally, if we decide to use AI technologies to develop or write software in our product offerings the AI may be trained on data sets that include open source software, which may be subject the software generated using such AI to similar open source requirements.

Companies that incorporate or use open source software in their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with open source licensing terms. While we monitor our use of open source software and try to ensure that none is used in a manner that would subject our proprietary software to open source licensing terms (including requiring us to disclose our proprietary source code) or that would otherwise breach the terms of an open source agreement, we cannot guarantee that we will be successful, that all open source software is reviewed prior to use in our products, that our developers have not incorporated open source software into our products that we are unaware of or that they will not do so in the future. Further, use of open source AI technologies poses additional risks relating to the underlying training data sets, including an increased risk in intellectual property infringement or non-compliance with open source license terms as a result of such training data sets potentially derived from data sourced without permission or outside the scope of the underlying open source license.

Furthermore, there are an increasing number of open source software license types, almost none of which have been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of our products, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code. Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code. For example, open source software often contains undetected errors or other defects, which could prevent the deployment or impair the functionality of our systems, delay the introduction of new solutions, and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our products. Moreover, open source software may also contain security vulnerabilities, malware and other exploits, which may render our software and product offerings more vulnerable to breaches or security attacks. Any of the foregoing risks could materially and adversely affect our business, financial condition, and results of operations.

Our business depends on the reliability, availability, and performance of our information technology systems, including key internal enterprise software solutions, and any failure or disruption of these systems could materially and adversely affect our business.

Our operations rely on the performance, availability, scalability, and security of complex information technology systems, including cloud-based and internal infrastructure, third-party service providers, and key enterprise software solutions that support the management and operation of our business. These systems include platforms used for enterprise risk management, customer relationship management, customer billing and revenue operations, human capital management, financial reporting and controls, analytics, and other internal business functions, as well as customer-facing portals used to operate, monitor, manage, and analyze our products.

These systems are critical to our ability to operate efficiently, manage risk, maintain accurate records, support employees, serve customers, and meet contractual, regulatory, and reporting obligations. Our information technology systems may experience outages, interruptions, performance degradation, or other failures due to software or hardware defects, system capacity constraints, cyber incidents, human error, power or telecommunications failures, natural disasters, or disruptions experienced by third-party service providers, many of which are outside of our direct control.

Any failure or disruption of our internal systems or enterprise software solutions could impair our ability to manage our operations, process transactions accurately and timely, support employees, produce reliable financial information, bill customers, or otherwise operate our business effectively. In addition, failures affecting customer-facing systems could impair service delivery, system visibility, or customer operations.

If we fail to adequately maintain, update, upgrade, enhance, or timely restore our information technology systems, including our internal enterprise platforms and customer-facing portals, we could experience operational inefficiencies, customer dissatisfaction, reputational harm, contractual disputes, regulatory or compliance issues, and loss of revenue, which could materially and adversely affect our business, financial condition, and results of operations.

Our products and operations collect and store personal data about individuals, including our customers, their visitors, and our employees, as well as other proprietary business and confidential information, which exposes us to cybersecurity risks that could result in additional costs and liabilities or inhibit sales of our products.

In the ordinary course of our business, we collect, store and otherwise process personal data about individuals, such as our customers, our customers' visitors and our employees, as well as proprietary business and confidential information and intellectual property of ours and that of our customers. Additionally, we rely on third parties and their security procedures for the storage, processing, maintenance, and transmission of information that is critical to our operations. Remote and hybrid working arrangements also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

Cybersecurity threats as well as the tools (including AI) used to breach security safeguards, circumvent security controls, evade detection, and remove forensic evidence, are constantly evolving and may originate from remote areas increasing the difficulty of detecting and successfully defending against them. For instance, cyber criminals or insiders may target us or third parties with which we have business relationships to gain access to data, or in a manner that disrupts our operations or compromises our products or the systems into which our products are integrated. Protecting against such threats may require us to spend additional resources to further strengthen our defenses. In addition, events such as power losses, telecommunications failures, earthquakes, fires and other natural disasters could result in failures of our, or our third-party vendors', systems.

Cybersecurity incidents affecting us or our third-party vendors can vary widely, from errors on the part of our personnel, to uncoordinated individual attempts to gain unauthorized access to information technology ("IT") systems, to sophisticated and targeted measures known as advanced persistent threats. These incidents could be caused by insiders (acting inadvertently or maliciously) or malicious third parties (including nation-states or nation-state supported actors). Attack methods can include sophisticated, targeted methods to circumvent firewalls, encryption, and other security defenses, including hacking, fraud, trickery (such as phishing or social engineering), or other forms of deception. Despite measures designed to prevent, detect, address, and mitigate cybersecurity incidents (including our cybersecurity risk management program and processes, such as our policies, controls, or procedures), we cannot guarantee that such measures will be implemented, complied with or be effective in protecting our systems and information. We or our third-party providers may experience cybersecurity incidents and, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personal data of our customers, our customers' visitors and our employees) and the disruption of our business operations.

In fact, we and our third-party vendors have experienced, and expect to continue to experience, cyber-attacks, such as through phishing scams and ransomware attempts, and such incidents could have a material adverse impact on our operations or financial condition in the future.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and may continue to adopt additional regulations regarding the use, access, accuracy, and security of such data. For example, in the U.S., we are subject to laws in all states and numerous territories that require notification of a qualifying data breach, which may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal data or other unauthorized or inadvertent access to or disclosure of such information. These state laws are not uniform and may impose conflicting requirements, and compliance in the event of a widespread data breach may be difficult and costly, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. Any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources.

In addition, any actual or alleged security breaches could result in mandated user notifications, litigation (including class actions), government investigations, regulatory action, significant fines, and expenditures; divert management's attention from operations; deter people from using our platform; damage our brand and reputation; and materially and adversely affect our business, results of operations, and financial condition. Defending against claims or litigation based on any security breach or incident, regardless of their merit, would be costly and may cause reputational harm. In addition, we may incur significant costs for remediation that may include liability for stolen assets or information, repair of system damage, and compensation to customers, employees, and business partners. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to Our Human Capital

If we do not effectively expand, train, and retain qualified sales and marketing personnel, we may be unable to acquire new customers or sell additional products to successfully pursue our growth strategy.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. As a result, our ability to grow our revenue depends in part on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth, particularly in the U.S. and, to a more limited extent, internationally. We expect to selectively expand our sales and marketing personnel and may face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of sales and marketing personnel requires the allocation of significant internal resources. We invest significant time and resources in training new sales force personnel to understand our products, platform, and our growth strategy. Based on our past experience, it may take approximately six to 12 months before a new sales force member operates at target performance levels, depending on their role. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

We are dependent on the continued services and performance of our senior management and other key employees, as well as on our ability to successfully hire, train, manage, and retain qualified personnel, especially those in sales and marketing and research and development.

Our future performance depends on the continued services and contributions of our senior management, particularly John Kedzierski, our President and Chief Executive Officer, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. We do not maintain keyman insurance for any of our executive officers or key employees. From time to time, there may be changes in our senior management team resulting from the termination or departure of our executive officers and key employees. Our senior management and key employees are generally employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of the services of our senior management, particularly Mr. Kedzierski and other key employees for any reason could significantly delay or prevent our development or the achievement of our strategic objectives and harm our business, financial condition, and results of operations.

Our ability to successfully pursue our growth strategy will also depend on our ability to attract, motivate, and retain our personnel, especially those in sales and marketing and research and development. We face escalating compensation demands from new and prospective employees, as well as intense competition for these employees from numerous technology, software, and other companies, especially in certain geographic areas in which we operate, and we cannot ensure that we will be able to attract, motivate and/or retain additional qualified employees in the future. If we are unable to attract new employees and retain our current employees, we may not be able to adequately develop and maintain new products, or market our existing products at the same levels as our competitors, which may lead us to lose customers and market share. Our failure to attract and retain personnel, especially those in sales and marketing, research and development, and engineering positions, could have an adverse effect on our ability to execute our business objectives. Even if we are able to identify and recruit a sufficient number of new hires, these new hires will require significant training before they achieve full productivity and they may not become productive as quickly as we would like, or at all. Any of these factors may adversely impact our ability to compete and cause our revenue to decrease and our operating results to suffer.

Risks Related to Our Intellectual Property

Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright, and trade secret laws and contractual protections in the U.S. and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage. We maintain a program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. Where applicable, these agreements acknowledge our exclusive ownership of, and assign to us, all intellectual property developed by such individuals or third parties in connection with their work for us and require that all proprietary information disclosed to them by us (or on our behalf) will remain confidential. Such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited. See – "*Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.*"

We own or co-own a number of issued U.S. and foreign patents and have a number of pending or allowed patent applications relating to our products. It cannot be certain that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. Further, our use of AI technologies in connection with the creation or development of intellectual property, including software, may present challenges in asserting ownership over the resulting output given the position of courts and intellectual property offices in the U.S. and in some other jurisdictions that human inventorship is required for patent protection of an AI-generated invention and sufficient human authorship is required for copyright protection of an AI-generated work of authorship. Additionally, inventions or works of authorship created through the use of AI may be based or rely on, or contain, materials that were used in the training of such AI technologies and which are subject to third-party intellectual property, which could further limit our ability to obtain intellectual property protection in such inventions or works of authorship.

We have registered the Evolv®, Evolv Technology®, Evolv Express®, Evolv Insights®, Evolv Cortex AI®, and Evolv Edge® trademarks in the U.S. and/or certain other countries. We also have registrations and/or pending applications for additional marks in the U.S. and other countries. We cannot be certain that any pending or future applications will issue as registered trademarks or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

If we are unable to maintain sufficient intellectual property protection for our proprietary technologies or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technologies similar or identical to ours, and our ability to successfully commercialize our technologies may be impaired.

The steps we take to protect our intellectual property may be inadequate to prevent infringement, misappropriation, or other violations of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our patents or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the U.S., and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.

We may be required to spend significant resources to monitor and protect our intellectual property rights. From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights (including to protect our trade secrets), to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights.

Any such significant impairment of our intellectual property rights or our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our products and offerings, impair the functionality of our products and offerings, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our products and offerings, or injure our reputation.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm to our business and operating results.

Third parties may in the future assert claims of infringement, misappropriation, or other violations of intellectual property rights against us. There can be no assurance that we will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.

If we are not successful in defending any such claims, we may be required to:

- pay substantial damages, including treble damages, if we are found to have willfully infringed a third party's patents or copyrights;

- make substantial payments for legal fees, settlement payments or other costs or damages;

- cease selling, making, licensing, or using products that are alleged to infringe or misappropriate the intellectual property of others;

- expend additional development resources to attempt to redesign our products or otherwise develop non-infringing technology, which may not be successful;

- enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights (which may be unavailable on terms acceptable to us, or at all, may require significant royalty payments and other expenditures and may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us);

- defend against any allegations of infringement; and

- indemnify our partners and other third parties.

As the number of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation, and other violations of intellectual property rights may increase. Furthermore, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. In addition, the use of AI technologies in our operations may result in claims by third parties of infringement, misappropriation or other violations of intellectual property, including based on the use of large datasets to train the AI technologies, or the use of output generated by AI technologies, in either case which may contain or be substantially similar to third-party material protected by intellectual property, including patents, copyrights or trademarks.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We expect that the occurrence of infringement claims is likely to grow as the market for our products and solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

The measures we take to protect our trade secrets may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our technology, business operations, and business plans. We cannot guarantee that our physical, technical or administrative security measures will be sufficient to prevent disclosure of our trade secrets. For example, we cannot guarantee that we have entered into confidentiality arrangements with each party that may have or has had access to our trade secrets or proprietary technology and processes. These efforts may also not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. For example, our employees or others with whom we have shared confidential information or trade secrets could input such information into AI applications, resulting in such information becoming accessible by third parties, including our competitors or in a loss of trade secret status of such information. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our technologies that we consider proprietary. In addition, if others independently develop equivalent knowledge, methods, and know-how, we would not be able to assert trade secret rights against such parties, and our competitive position could be materially and adversely harmed. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary information will be effective.

Moreover, enforcing a claim that a party illegally disclosed or misappropriated a trade secret would be difficult, expensive, time-consuming, and the outcome is unpredictable. In addition, effective trade secret protection may not be available in every country in which our products are available or where we have employees or independent contractors as some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Legal and Regulatory Risks

We are subject to government regulation and other legal obligations, particularly related to privacy, data protection, information security, and product marketing and our actual or perceived failure to comply with such obligations could harm our business.

We, our reseller partners, and our customers are subject to a number of domestic and international laws and regulations that apply to the processing of certain types of information as well as cloud services and the internet generally. These laws, rules, and regulations address a range of issues including data privacy and cyber security, breach notification and restrictions or technological requirements regarding the processing of personal data. The regulatory framework for online services, data privacy and cybersecurity issues worldwide can vary substantially from jurisdiction to jurisdiction, is rapidly evolving and is likely to remain uncertain for the foreseeable future. New laws and regulations that apply to our business are being introduced at every level of government in the U.S., as well as internationally. As we seek to expand our business, we are, and may increasingly become subject to various laws, regulations, and standards in the jurisdictions in which we operate, and may be subject to contractual obligations relating to data privacy and security in the jurisdictions in which we operate.

For example, in the U.S., there are numerous data privacy and security laws, rules, and regulations governing the collection, use, disclosure, retention, security, transfer, storage, and other processing of personal data (as defined in such laws), including state data privacy laws, and federal and state consumer protection laws. The U.S. Federal Trade Commission (the "FTC") and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue or inaccurate, we may be subject to claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal data secure may constitute unfair or deceptive acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices.

Several U.S. states have enacted comprehensive privacy laws, including California, Virginia, Colorado, Connecticut, Utah and others, which impose obligations regarding consumer rights, data processing transparency, consent or opt-out requirements and privacy assessments.

Internationally, virtually every jurisdiction in which we operate, have customers or have prospective customers has established its own data security and privacy legal frameworks with which we, our reseller partners or our customers must comply.

For example, in the European Union, the General Data Protection Regulation ("GDPR") imposes requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals, a strong individual rights regime, shortened timelines for data breach notifications and restrictions on the transfer of personal data outside of the European Economic Area. Following its departure from the European Union, the United Kingdom has adopted a separate regime based on the GDPR ("UK GDPR") that imposes similarly onerous requirements. Companies that violate the EU or UK regime can face regulatory investigations, private litigation, prohibitions on data processing, and fines. Other EU and UK data protection laws and evolving regulatory guidance restrict the ability of companies to market electronically, including through the use of cookies and similar technologies, and companies are increasingly subject to strict enforcement action including fines for non-compliance.

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries have introduced data localization into their laws. Specifically, the GDPR, the UK GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the European Economic Area, United Kingdom and Switzerland, to third countries, unless the transfer is to a country deemed to provide adequate protection or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. European case law and guidance have imposed additional onerous requirements in relation to data transfers, and we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue in Europe and globally. If we do not implement the relevant transfer mechanism to transfer personal data, we may violate or infringe data privacy legislation requirements, and we may be exposed to regulatory proceedings or litigation and increased exposure to fines, penalties, or commercial liabilities, as well as reputational damages.

We strive to comply with all applicable laws, policies, legal obligations relating to privacy, and data protection. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, and which makes our compliance requirements and the enforcement of those requirements ambiguous, uncertain, and potentially inconsistent. Any significant change to applicable laws, regulations or industry practices, or how each is interpreted, regarding the use or disclosure of personal data, or regarding the manner in which the express or implied consent of customers for the use and disclosure of personal data is obtained, could require us to modify our products and features, possibly in a material manner and subject to increased compliance costs, which may limit our ability to develop new products and features that make use of the personal data that our customers voluntarily share. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to customers or other third parties, applicable privacy-related laws and regulations, or any compromise of security that results in the unauthorized access to or unintended release or access of personal data or other customer data, may result in governmental enforcement actions, imprisonment of company officials and public censure, litigation, claims for damages by customers and other affected individuals, public statements against us by consumer advocacy groups or others, inhibit adoption of our products by current and future customers, or adversely impact our ability to attract and retain workforce talent. Any of these events could cause us to incur significant costs in investigating and defending such claims and, if found liable, pay significant fines or damages. Further, these proceedings and any subsequent adverse outcomes may cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. We may also have costs associated with engaging with stakeholders, including investors, insurance providers, and other capital providers, on such issues.

Failure to comply with applicable anti-corruption legislation, export controls, economic sanctions and tax laws could result in fines and criminal penalties and materially and adversely affect our business, financial condition, and results of operations.

We are required to comply with anti-corruption and anti-bribery laws in the jurisdictions in which we operate, including FCPA, the Bribery Act, and other similar laws in other countries in which we do business. The FCPA prohibits us or any third party acting on our behalf from corruptly promising, authorizing, making, offering, or providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. The FCPA further requires us to keep and maintain books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The Bribery Act also prohibits "commercial" bribery not involving foreign officials, facilitation payments, and the receipt of bribes, while providing a defense to a charge of failure to prevent bribery to companies that demonstrate they had in place adequate procedures to prevent bribery. We may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. Some of the international locations in which we will operate have developing legal systems and may have higher levels of corruption than more developed nations. As a result of doing business in foreign countries, including through reseller partners and agents, we will be exposed to a risk of violating anti-corruption laws.

We are also required to comply with applicable export controls and economic and trade sanctions laws and regulations, such as those administered and enforced by OFAC, the U.S. Department of State, and the U.S. Department of Commerce. Our global operations expose us to the risk of violating or being accused of violating these laws.

Our policies or procedures may not work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, reseller partners, and other third parties who are acting on our behalf with respect to our business. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws) or export controls and economic and trade sanction laws and regulations, we may be subject to criminal and civil penalties and other remedial measures, which could harm our business, financial condition, results of operations, cash flows, and prospects. In addition, investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows, and prospects.

Taxing jurisdictions, including state, local and foreign taxing authorities, have differing rules and regulations governing sales and use or other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. While we believe that we are in material compliance with our obligations under applicable taxing regimes, one or more states, localities or countries may seek to impose additional sales or other tax collection obligations on us, including for past sales by us or our reseller partners. It is possible that we could face sales tax audits and that such audits could result in tax-related liabilities for which we have not accrued. A successful assertion that we should be collecting additional sales or other taxes in jurisdictions where we have not historically done so could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise harm our business and operating results.

In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus and jurisdictional mix of profits at varying statutory tax rates, by changes in foreign currency exchange rates or by changes in the valuation of our deferred tax assets and liabilities. The final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

We are subject to government investigations, regulatory enforcement proceedings and litigation relating to our business conduct, marketing practices, financial restatement and investigation, which could result in significant penalties, injunctive relief and harm to our business.

We are, and may in the future become, subject to various legal proceedings, claims and investigations that arise in or outside the ordinary course of business as discussed in Part I, Item 3, "Legal Proceeding" and Note 19, Commitments and Contingencies, to our consolidated financial statements for the year ended December 31, 2025. In addition, securities class action litigation has often been brought against a company following a decline in the market price of its securities or the completion of a merger.

On October 12, 2023, the Company announced that the FTC had requested information about certain aspects of its marketing practices. On December 5, 2024, a Stipulated Order for Permanent Injunction and Other Relief (the "Order") was entered in the U.S. District Court for the District of Massachusetts. The Order (i) required that we permit a limited cohort of school customers to cancel their contracts (the cancellation period closed on March 30, 2025), (ii) required that we take certain compliance actions and meet record-keeping obligations, and (iii) enjoined us from making misleading or unsubstantiated marketing claims. The Order did not include any monetary relief. Any inability to adequately comply with the terms of the Order could result in enforcement actions or penalties imposed by the FTC.

Further, in February 2024, the Company received a subpoena from the Division of Enforcement of the SEC requesting documents and information relating to certain aspects of the Company's marketing practices, and the Company has since received additional related requests. The Company is cooperating with the SEC's investigation.

In addition, as a result of the previously disclosed investigation and restatement of prior period financial statements we are subject to securities class action litigation and shareholder derivative lawsuits alleging that we violated federal securities laws by making false or misleading statements relating to the effectiveness of certain products and our revenue recognition. Additionally, we may in the future become subject to enforcement proceedings brought by the SEC or other regulatory or governmental authorities, and actions and proceedings could also be brought against our current and former employees, officers or directors.

Lawsuits and other administrative or legal proceedings that may arise can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal proceedings may be time consuming to defend or prosecute and may require a commitment of management and personnel resources that will be diverted from our normal business operations. Also, our insurance coverage may be insufficient, our assets may be insufficient to cover any amounts that exceed our insurance coverage, and we may have to pay damage awards or otherwise may enter into settlement arrangements in connection with such claims. We may also be subject to fines or penalties that are not covered by insurance. Moreover, we may be unable to continue to maintain our existing insurance at a reasonable cost, if at all, or to secure additional coverage, which may result in costs associated with lawsuits and other legal proceedings being uninsured. Any such payments or settlement arrangements in current or future litigation could have a material adverse effect on our business, operating results or financial condition. Even if the plaintiffs' claims are not successful, current or future litigation could result in substantial costs and significantly and adversely impact our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition, and negatively affect the price of our common stock. In addition, such lawsuits may make it more difficult to finance our operations.

Risks Related to Our Financial Condition and Liquidity

There are risks related to our ability to utilize net operating loss carryforwards as well as research and development tax credit carryforwards to offset future taxable income or tax liabilities.

As of December 31, 2025, we had federal net operating loss carryforwards of $20.1 million, which begin to expire in 2033. These losses were generated before 2018 and are subject to a 20-year carryforward period under the tax rules in effect at that time. We also had federal net operating loss carryforwards of $248.0 million as of December 31, 2025, which do not expire but are generally limited to offsetting up to 80% of taxable income in any given year. These amounts were generated after 2017 and are subject to the provisions of the Tax Cuts and Jobs Act, which eliminated the expiration period but imposed a limitation on usage.

We had state net operating loss carryforwards of $248.0 million and $201.1 million as of December 31, 2025 and 2024, respectively, which may be available to offset future state taxable income and which begin to expire in 2033, depending on jurisdiction-specific rules. Additionally, as of December 31, 2025 and 2024, we had United Kingdom net operating loss carryforwards of approximately $1.4 million and $1.7 million, respectively, which do not expire under current UK tax law.

As of December 31, 2025, we had gross U.S. federal and state research and development and other tax credit carryforwards of $2.4 million and $1.4 million, respectively, which may be available to offset future tax liabilities and the majority of which begin to expire in 2035 and 2032, respectively. As of December 31, 2024, we had gross U.S. federal and state research and development tax credit carryforwards of $2.4 million and $1.5 million, respectively, which may be available to offset future tax liabilities and the majority of which begin to expire in 2033 and 2030, respectively.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. If we have experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments. Any limitation may result in the expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization.

The Company believes that an ownership change within the meaning of Section 382 occurred on July 16, 2021 (the "Change Date"), in connection with Merger. Based on the estimated annual limitation, the Company would have been able to fully utilize all of its Section 382-limited net operating losses and tax credit carryforwards in the 2022 tax year. The Company has not performed an analysis of ownership changes since the Merger, and does not anticipate utilization of net operating losses or credit carryforwards in the near term.

We considered the evidence of our history of cumulative net operating losses incurred since inception, as well as other positive and negative evidence bearing upon our ability to realize the deferred tax assets, in respect of our net operating loss carryforwards, and have concluded that it is more likely than not that we will not realize the benefits of deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2025 and 2024. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of December 31, 2025, will be accounted for as follows: approximately $117.1 million will be recognized as a reduction of income tax expense and $2.2 million will be recorded as an increase in equity. The Company reevaluates the positive and negative evidence at each reporting period.

Refer to Note 16, Income Taxes, in the notes to the consolidated financial statements in this Annual Report on Form 10-K for additional information.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to it, if at all. Additionally, events related to a previously disclosed investigation and restatement of prior period financial statements may expose us to higher interest rates for additional indebtedness, whether as a result of credit rating downgrades or otherwise, and could restrict our ability to obtain additional or replacement financing on acceptable terms or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to it when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our existing and future debt obligations may adversely affect our financial condition and future financial results.

As of December 31, 2025, the $30.0 million initial term loan under our Senior Secured Credit Facilities, as defined below, was drawn and outstanding, while the $30.0 million delayed draw facility and $15.0 million revolving credit facility remained undrawn and available. Our ability to make payments on, repay or refinance the debt in the future will depend on our future performance which is subject to a variety of risks and uncertainties, many of which are beyond our control.

This debt or future additional indebtedness may adversely affect our financial condition and future financial results by, among other things:

- requiring the dedication of a portion of our expected cash flows from operations to service our debt, thereby reducing the amount of expected cash flows available for other purposes, including capital expenditures and acquisitions;

- increasing our vulnerability to adverse changes in our business and general economic and industry conditions, including, but not limited to, increases in interest rates;

- limiting our ability to obtain future financing for working capital, capital expenditures, future acquisitions, general corporate or other purposes, which may also impact our ability to service and repay outstanding indebtedness as it becomes due;

- restricting our ability to create or incur liens and engage in other transactions and activity; or

- placing us at a competitive disadvantage compared to our less leveraged competitors.

In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated with a refinancing of our debt. Downgrades in our credit ratings could also restrict our ability to obtain additional financing in the future and affect the terms of any such financing.

Our Senior Secured Credit Facilities contain affirmative and negative covenants, including financial covenants, that may limit our operating flexibility.

Our Senior Secured Credit Facilities contain affirmative and negative covenants, including, among other things, limitations on us and our subsidiaries with respect to liens, incurrence of indebtedness, certain fundamental changes, restricted payments, investments and transactions with affiliates, in each case, subject to exceptions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lenders or terminate the Senior Secured Credit Facilities, which may limit our operating flexibility. In addition, our Senior Secured Credit Facilities are secured by a first lien on substantially all of our assets and require the Company to comply with a minimum annual recurring revenue covenant, a minimum earnings before interest, taxes, depreciation, and amortization ("EBITDA") covenant that takes effect on June 30, 2027, and a minimum liquidity covenant that would cease to apply following the resolution of certain litigation and regulatory matters, in addition to reporting requirements of periodic financial results. If we do not meet the financial covenants as specified in the Senior Secured Credit Facilities, we may require forbearance or relief from our financial covenant violations from the lenders or be required to arrange alternative financing.

There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financings will be available to repay or refinance any such debt. A breach of any of these covenants or the occurrence of certain other events specified in the Credit Agreement governing the Senior Secured Credit Facilities and/or the related collateral documents could result in an event of default under the Credit Agreement. If an event of default has occurred and is continuing, the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facilities immediately due and payable. If we are unable to repay those amounts, the lenders could foreclose on the collateral granted to them to secure our obligations under our Senior Secured Credit Facilities. If the lenders accelerate the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt.

Our ability to meet the financial covenants could be affected by events beyond our control. Any inability to make scheduled payments or meet the financial covenants of our Senior Secured Credit Facilities would adversely affect our business.

Risks Related to Our Common Stock and Warrants

The market price of our common stock and warrants has been and may continue to be highly volatile, and you may lose some or all of your investment.

The trading price of our common stock as well as warrants has been highly volatile since their initial listing on the Nasdaq and may continue to fluctuate widely in response to a variety of factors, including the following:

- actual or anticipated fluctuations in our financial condition and results of operations;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of our Company, changes in financial estimates or ratings by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

- changes in financial markets, macroeconomic conditions, or global instability;

- changes in market valuations of similar companies;

- the impact of a pandemic, epidemic or a similar future outbreak of disease or public health concern on our business;

- competition in our industry, our ability to grow and manage growth profitability, and retain our key employees;

- lawsuits threatened or filed against us;

- anticipated or actual changes in laws, or regulations or government policies applicable to our business;

- announcements that our previously issued financial statements cannot be relied upon or that our financial statements must be restated;

- delays in the filing of our required SEC reports;

- the announcement of restructuring activities;

- changes in executive leadership;

- increases in compliance or enforcement inquiries and government inquiries or investigations (such as the ongoing SEC matter and enforcement of the Order);

- risks related to the organic and inorganic growth of our business and the timing of expected business milestones;

- short sales, hedging, and other derivative transactions involving our common stock; and

- the other factors described in this "Risk Factors" section of this Annual Report on Form 10-K.

Furthermore, short sellers or those that directly or indirectly assist short sellers may attempt to engage in manipulative activity intended to drive down the market price of a target company's stock. We have in the past been the subject of negative public attacks by certain non-governmental entities purporting to be objective media outlets, and we may in the future become subject to similar attacks, which may lead to increased volatility in the price of our common stock.

In addition, the stock market has experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies.

Certain of our warrants are accounted for as liabilities and the changes in value of such warrants could have a material effect on our financial results.

We classify our public warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. Due to the recurring fair value measurement, we recognize non-cash gains or losses on our public warrants each reporting period. The amount of such gains or losses could be material.

Certain of our earn-out shares and contingently issuable founder shares are accounted for as liabilities while the contingently returnable founder shares are accounted for as assets. Changes in the fair value of such shares could have a material effect on our financial results.

We evaluated the accounting treatment of (i) our earn-out shares and (ii) 4,312,500 shares of NHIC Class B common stock owned by certain NHIC stockholders which were converted into shares of the Company's stock in connection with the Merger, (the "Founder Shares") and determined to classify such shares as liabilities measured at fair value, with changes in fair value each period reported in earnings. Further, we evaluated accounting treatment for our contingently returnable founder shares and determined to classify such shares as assets measured at fair value, with changes in fair value each period reported in earnings. Due to the recurring fair value measurement, we recognize non-cash gains or losses on our earn-out and founder shares each reporting period. The amount of such gains or losses could be material.

General Risk Factors

Increasing attention to, and evolving expectations for, sustainability initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their sustainability practices. Changing rules, regulations as well as customer, employee and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on evolving sustainability reporting standards, including California's climate-related disclosure laws, and the European Union's Corporate Sustainability Reporting Directive as well as customer requirements may be costly, difficult and time consuming. These initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and ensuring the accuracy, adequacy, or completeness of the disclosure of our sustainability initiatives can be costly, difficult and time consuming. This and other regulations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Moreover, changing federal enforcement priorities and legal interpretations regarding diversity, equity, and inclusion programs present unknown and evolving risks, particularly the new focus on federal contractors and DEI certifications. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us. In addition, we could be criticized by stockholders, stakeholders, regulators, or other interested parties for the scope or nature of our sustainability practices.

If securities or industry analysts do not publish research or reports about us, or publish negative reports, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts reports. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our common stock, change their opinion, or reduce their target stock price on us, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports about us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our business operations are vulnerable to disruption due to natural or other disasters, including climate-related events, strikes and other events beyond our control.

A major earthquake, fire, tsunami, hurricane, cyclone, or other disaster, such as a major flood, seasonal storms, drought, extreme temperatures, nuclear event, or terrorist attack affecting our facilities or the areas in which we are located, or affecting those of our customers or third-party manufacturers or suppliers, could significantly disrupt our or their operations and delay or prevent product shipment or installation during the time required to repair, reinforce, rebuild or replace our or their damaged manufacturing facilities. These delays could be lengthy and costly. Additionally, customers may delay purchases of our products until operations return to normal. Climate change may contribute to increased frequency or intensity of certain of these events that may impair the operating conditions of these facilities, or otherwise adversely impact our operations. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the U.S. and elsewhere, have the potential to disrupt businesses in general and may cause us to experience higher attrition, losses, and additional costs to maintain and resume operations.

In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil, strikes or other labor unrest, war, including in Europe and the Middle East, and the related geopolitical impacts, or the outbreak of epidemic diseases could have a negative effect on the operations of our facilities and those of our contract manufacturers, suppliers and customers, resulting in delays or other challenges in the deployment of our products and services, among others, and thereby negatively impact our sales.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

<u>Cybersecurity Risk Management and Strategy</u>

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") and SOC 2 trust principles on security. This does not imply that we meet any particular technical standards, specifications, or requirements, but only that we use these frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- cybersecurity awareness training of our employees, incident response personnel, and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for service providers that includes a diligence and contracting process depending on our assessment of each provider's respective criticality and risk profile.

41

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See *"Risk Factors – Our products collect and store personal data about individuals, including our customers, their visitors, and our employees, as well as other proprietary business and confidential information."*

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee ("Audit Committee") oversight of cybersecurity and other IT risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program.

The Audit Committee receives periodic reports from our Vice President of Cybersecurity and Information Technology on our cybersecurity risks, updates, as necessary, regarding any cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity.

Our Vice President of Cybersecurity and Information Technology is responsible for assessing and managing our material risks from cybersecurity threats and has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Vice President of Cybersecurity and Information Technology has served in that position since 2022, and has extensive experience assessing and managing cybersecurity programs and technology risk. Prior to joining Evolv, our Vice President of Cybersecurity and Information Technology was the Leader of Global Information Security for New Balance.

Our Vice President of Cybersecurity and Information Technology supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES

Our corporate headquarters is located in an approximately 96,000 square foot facility that we sublease in Waltham, Massachusetts. During the three months ended March 31, 2024, we amended the lease agreement to extend the term through October 31, 2025, with the option to further extend through June 30, 2031 with written notice. Additionally, in August 2024, we amended the lease agreement again to expand our footprint in our headquarters and extend the term of the lease through May 2031. Our executive offices are located at 500 Totten Pond Road, 4th Floor, Waltham, MA 02451 under the foregoing sublease. We believe that our office space is adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

Information pertaining to legal proceedings can be found in Note 19, Commitments and Contingencies, in the notes to the consolidated financial statements in this Form 10-K and is incorporated by reference herein.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Shares of our Common Stock and warrants began trading on Nasdaq under the symbol "EVLV" and "EVLVW," respectively, on July 16, 2021. Prior to that time, there was no established public trading market for our common stock or warrants.

Holders of Records

As of 3/3/2026, there were 179,350,739 issued and outstanding shares of our common stock held by approximately 40 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of shares of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Performance Graph

This performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total return to stockholders for our common shares for the period from July 16, 2021 (the date of our Merger as defined in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations) through December 31, 2025 with the NASDAQ Composite and NASDAQ Technology Sector Indices. The comparison assumes an investment of $100 was made on July 16, 2021 in our common shares and in each of the indices and, in the case of the indices it also assumes reinvestment of all dividends. The performance shown is not necessarily indicative of future performance.



Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, business prospects and other factors the Board deems relevant, and subject to the restrictions contained in any financing instruments. The terms of our existing term loan agreement preclude us from paying cash dividends without consent. Our ability to declare dividends may also be limited by restrictive covenants pursuant to any other future debt financing agreements.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and in other parts of this Annual Report on Form 10-K.

As used in this Annual Report on Form 10-K, unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," the "Company" and "Evolv" refer to the consolidated operations of Evolv Technologies Holdings, Inc. and its wholly owned subsidiaries, which include Evolv Technologies, Inc., Evolv Technologies UK Ltd. ("Evolv UK") and Give Evolv LLC. References to "NHIC" refer to the company prior to the consummation of our business combination (the "Merger") and references to "Legacy Evolv" refer to Evolv Technologies, Inc. dba Evolv Technology, Inc. prior to the consummation of the Merger.

Business Overview

Evolv is a leading security technology company pioneering Artificial Intelligence ("AI")-powered screening solutions designed to help create safer environments while maintaining efficient visitor flow and a positive visitor experience. We serve customers across a range of end markets, including education, healthcare, sports, live entertainment, tourist attractions, houses of worship, and industrial workplaces. Our mission is to make the world a safer and more enjoyable place to live, work, learn, and play. Our goal is to help facility operators address escalating gun violence, mass shootings and terrorist attacks while maintaining a positive visitor experience.

Our solutions are delivered through a Security-as-a-Service model that integrates our proprietary sensor platform and AI-powered software, cloud connectivity, and ongoing services. We deliver our solutions through two sales models: a pure subscription model and a purchase subscription model, each of which requires both hardware and an active, connected software subscription, as further described in "Sales Mix, Pricing, Product Cost and Margins". We believe this integrated approach reflects the full scope of our offering and aligns our long-term interests with those of our customers.

Our hardware platforms are uniquely designed and purpose engineered for real world, high throughput security environments and are the foundational component of our solutions. Evolv Express® and Evolv eXpedite™ operate exclusively with Evolv's proprietary software and cloud services. When deployed together, the two products are designed to support improved operational efficiency through better threat identification and alarm performance. We believe our ability to deliver continuous improvement through software upgrades differentiates our platform from many legacy hardware only offerings.

Our platform was designed from inception around AI operating in physical environments. Our AI powered software and services are central to the performance and long-term value of our platform. Through continuous operation across a large and growing installed base, our systems generate substantial volumes of anonymized screening data related to the movement of people and bags through physical spaces. We train our models on a proprietary data set and can improve the system performance through new and updated algorithms, which customers receive from us through software updates.

We focus on weapons detection and offer two core solutions that can be deployed independently or together and are supported by data and visual dashboards that provide actionable analytics and automated reports designed to help security teams make evidence-based decisions to strengthen security. Evolv Express is designed to screen high volumes of people for concealed threats, while Evolv eXpedite is designed to screen high volumes of bags automatically, without requiring a trained X-Ray operator. When deployed together, these solutions provide a layered security approach that allows customers to operate at heightened sensitivity levels while seeking to maintain efficient throughput and a positive visitor experience.

In addition to screening capabilities, our subscription includes Evolv Insights®, our cloud-based analytics solution that provides customers with operational visibility into system performance across their venues or facilities. Available data includes throughput volumes, alarm statistics, detection settings, and system performance metrics, which customers can use to inform security operations, staffing decisions, and checkpoint configuration.

Our offering is bundled together by the services included in our subscription. We recognize that the primary mission of our customers is typically not security. Our customers' mission might be educating children, restoring patients to good health, or entertaining fans in their seats. Our subscription includes full onsite support and repair services for the full term, so that our customers can focus on what they do best while we make sure their equipment is operating as designed. We are security as a service, from the hardware to the software to the data to the support.

Our platform incorporates both hardware and software components that are deployed across a large number of operating venues. Each deployed unit functions not only as a detection device but also as a data collection mechanism, generating ongoing real-world operational data, including both threat and non-threat events. Some of this data is used to support the continued development and refinement of our algorithms. We believe the integration of our hardware and software creates operational interdependencies that are integral to our platform. As a result, the hardware and software components of our system are designed to operate together and are not intended to function as standalone offerings, which distinguishes our approach from cloud-only software solutions.

We believe our hardware-enabled, long term subscription model differentiates our business from purely software-as-a-service offerings. We believe our platform is well positioned to benefit from ongoing advances in artificial intelligence, driving durable customer value and supporting predictable, recurring subscription revenue.

We are focused on delivering value in the spaces in and around the physical threshold of venues and facilities while offering the ability for connected layers of security. We believe that digitally transforming the visitor experience at the entry point to venues and facilities will be a critically important innovation in physical security. We believe that our solutions will not only help make venues and facilities safer and more enjoyable, but also more efficient, and more informed about their visitors' and security team needs.

Key indicators of our performance of market acceptance and customer adoption include Annual Recurring Revenue ("ARR"), a measure of annualized recurring subscription and related service revenue, and Remaining Performance Obligation ("RPO"), a measure of expected future revenue from active customer contracts. We believe these indicators reflect the scale, durability, and growth of our Security-as-a-Service model.

Key Factors Affecting Our Operating Results

We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the *"Risk Factors"* section of this Annual Report on Form 10-K.

Supply Chain Strategy

On November 5, 2025, we entered into a non-exclusive contract manufacturing agreement with Plexus Corp. ("Plexus"). This shift is part of a broader supply chain strategy aimed at enhancing scalability, geographic diversification, creating long-term cost-saving opportunities, and operational resiliency. As Plexus is brought onboard, we believe we maintain ample inventory and committed production capacity to meet our growth targets with our existing contract manufacturer, ensuring uninterrupted service and consistent delivery to customers.

We regularly evaluate our supply chain structure to mitigate risks, including supplier concentration and dependencies, global chipset and semiconductor supply constraints, including memory and compute components used in AI-enabled products, long and variable lead times, cost volatility, and supplier allocation practices. While no material disruptions are anticipated during the onboarding of Plexus, manufacturing capacity for certain components is limited to a small number of qualified suppliers, and extended or unforeseen disruptions, capacity limitations, or changes in allocation practices could impact our supply. We continue to monitor risks associated with onboarding, logistics, and supplier performance. These factors may influence cost of revenue, inventory levels, working capital, and our ability to meet customer demand in future periods.

General Economic and Market Conditions

We expect that our results of operations, including our revenue and cost of revenue, may fluctuate or continue to fluctuate based on, among other things, the impact of rising inflation and interest rates on business spending; supply chain constraints, operational challenges, and the impacts on our manufacturing capabilities; public health emergencies; geopolitical conflicts and war, including the conflicts in Europe and the Middle East; and recessionary trends. See the risk factor titled *"Our operating results may fluctuate for a variety of reasons, including our failure to close large volume opportunity customer sales"* in Item 1A. Risk Factors of this Annual Report on Form 10-K. While these factors continue to evolve, we plan to remain flexible and optimize our business as appropriate and allocate resources, as necessary.

Adoption of our Security Screening Products

We believe the world will continue to focus on the safety and security of people in the places where they gather. Many of these locations, such as professional sports venues, educational institutions, and healthcare facilities, are moving toward a more frictionless security screening experience. We are well-positioned to take advantage of this opportunity due to our proprietary technologies and distribution capabilities. Our products are designed to empower venues and facilities to realize the full benefits of touchless security screening, including a rapid visitor throughput and minimal security staff to screened visitor physical contact. We expect that our results of operations, including revenue, will fluctuate for the foreseeable future as venues and facilities continue to shift away from conventional security screening processes towards touchless security screening or consider security screening processes for the first time. The degree to which potential and current customers recognize these benefits and invest in our products will affect our financial results.

Sales Mix, Pricing, Product Cost and Margins

We sell our solutions under two primary sales models. We offer a "pure subscription" model, where the customer leases hardware from us and we provide a multi-year security-as-a-service subscription. For end-user customers that prefer to purchase our hardware outright, we offer customers the option of purchasing our hardware outright directly from us through our "purchase subscription" model that also includes a multi-year security and software-as-a-service subscription. In addition to our two primary sales models, we have historically offered our "distributor licensing" model based on the Distribution and License Agreement we entered into with Columbia Tech in March of 2023. Under this arrangement, we have granted a license of our intellectual property to Columbia Tech, which contracts directly with certain of our resellers to fulfill sales demand where the end-user customer prefers to purchase the hardware equipment. Columbia Tech pays us a hardware license fee for each system it manufactures and sells under this agreement. In these instances, we still contract directly with the reseller to provide a multi-year security-as-a-service subscription to the end-users. During the three months ended September 30, 2025, we discontinued quoting on this basis, and the agreement with Columbia Tech expired on December 31, 2025. While any outstanding quotes will be honored, all new quotes for end-user customers wishing to purchase the hardware equipment will be fulfilled through our purchase subscription model going forward. Thus, license revenue from this agreement is expected to reduce to zero over time, replaced by increased product revenue, which will in turn provide an increase in gross profit over the duration of the contract. We regularly assess our sales and fulfillment models to ensure they align with customer preferences, operational scalability, and our long-term business objectives. We expect our revenue, gross profit, gross margin, and overall profitability in any given fiscal period to be influenced by customer demand for our various sales and fulfillment models, as well as any future strategic management decisions affecting our sales and fulfillment models that may result from such assessments.

Going forward, we expect our products to be adopted in a variety of vertical industry markets and geographic regions. While adoption of our products has primarily been within the United States to date, we expect increased adoption of our products in foreign markets in the near future as we explore expansion into international markets. Pricing may vary by region or vertical market due to market-specific dynamics. As a result, our financial performance depends, in part, on the mix of sales and business in different markets during a given period. In addition, we are subject to price competition, and our ability to compete in key markets will depend on the success of our investments in new technologies and cost improvements as well as our ability to efficiently and reliably introduce AI-powered security screening solutions to our customers.

Development and Commercialization of our Products

Since our inception, we have incurred significant operating losses. Our ability to generate revenue and achieve cost improvements sufficient to achieve profitability will depend on the successful further development and commercialization of our products. We generated revenue of $145.9 million and $103.9 million for the years ended December 31, 2025 and 2024, respectively. We generated a net loss of $33.1 million and $54.0 million for the years ended December 31, 2025 and 2024, respectively. We expect to continue to incur operating losses as we focus on growing and establishing recurring commercial sales of our products, including growing our sales and marketing teams, scaling the use of third-party contract manufacturers, and continuing research and development efforts to develop new products and further enhance our existing products.

Certain Key Metrics and Non-GAAP Financial Measures

ARR. We believe annual recurring revenue ("ARR") is a useful metric for investors because it provides visibility into the scale and sustainability of our recurring revenue base. ARR reflects the annualized value of active subscription arrangements at a point in time and helps investors evaluate trends in customer and unit acquisition, retention, and expansion. As our business continues to shift toward pure subscription and purchase subscription sales models (and away from our legacy distribution subscription model), we believe ARR more accurately captures the recurring nature of our revenue compared to period based revenue measures alone. Management also uses ARR to assess operating performance, inform strategic decisions, and plan for future growth, because it is impacted by multiple dimensions of our business, including new customer and unit acquisition, customer pricing, renewal history, and renewal pricing.

We define ARR as subscription revenue and the recurring service revenue related to purchase subscriptions for the final month of the quarter normalized to a one-year period. Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

As of December 31, 2025, ARR was $120.5 million, compared to $99.4 million as of December 31, 2024, representing year over year growth of 21%. This increase was driven by the addition of nearly 250 customers during 2025, expanded deployments by existing customers and increased demand for our pure subscription and purchase subscription sales models which generate a higher proportion of recurring revenue compared to our legacy distribution subscription sales model (see "Sales Models").

RPO. We believe Remaining Performance Obligation ("RPO"), a measure of expected future revenue from active customers, to be a key indicator of our performance. As disclosed in Note 5 to our financial statements, RPO at December 31, 2025 was $293.6 million, an increase of approximately 13% from December 31, 2024, driven by continued market demand.

Adjusted EBITDA. We believe Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is a useful metric for investors because it provides insight into the underlying operating performance of our business by excluding items that are not indicative of our core operating results or that may vary significantly from period to period. Adjusted EBITDA facilitates period-to-period comparisons of our operating performance and enhances investors' ability to evaluate trends in profitability and operating leverage. In addition, Adjusted EBITDA helps investors better understand the impact of our cost structure and operating efficiency as we scale our business, independent of non-cash expenses, financing decisions, tax structure, and certain non-recurring or non-operational items. While Adjusted EBITDA should be considered in conjunction with our GAAP financial results, we believe it provides supplemental information that enhances investors' understanding of the performance of our business.

Management uses Adjusted EBITDA internally to assess operating performance, monitor cost discipline, and evaluate the efficiency of our business as we scale. Adjusted EBITDA is a key metric used by management to measure the profitability of our core operations and to assess the impact of operating decisions across the organization. Management reviews Adjusted EBITDA trends to inform strategic decisions related to expense management, investment prioritization, and resource allocation. Because Adjusted EBITDA excludes certain non-cash and non-recurring items, it allows management to better evaluate underlying operating performance and comparability across reporting periods. By monitoring Adjusted EBITDA over time, management is able to assess progress toward profitability objectives and make informed decisions regarding long-term operational and financial planning.

Adjusted EBITDA is defined as net income (loss) plus depreciation and amortization, stock based compensation, interest expense (income), provision for income taxes, change in fair value of contingent earn out liability, change in fair value of contingently issuable common stock liability, change in fair value of public warrant liability, loss on impairment of leased equipment, loss on impairment of intangible asset, loss on disposal of leased equipment, non-recurring employee restructuring and other separation costs, non-recurring inventory charges, and other non-recurring legal and regulatory costs, which management believes provides a more meaningful representation of operating results.

The following table presents a reconciliation of net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	December 31,	
	2025	2024
Net loss	$ (33,138)	$ (54,017)
Depreciation and amortization	24,340	17,375
Stock-based compensation	21,096	24,756
Interest expense (income)	196	(2,942)
Provision for income taxes	62	—
Change in fair value of contingent earn-out liability	(12,435)	(16,310)
Change in fair value of contingently issuable/returnable common stock liability/asset	(2,614)	(2,529)
Change in fair value of public warrant liability	(435)	(6,592)
Loss on impairment of leased equipment	—	224
Loss on impairment of intangible asset	—	983
Loss on disposal of leased equipment	3,787	—
Non-recurring employee restructuring and other separation costs	2,976	3,060
Non-recurring inventory charges	—	2,730
Other non-recurring legal and regulatory costs	7,279	12,284
Adjusted EBITDA	$ 11,114	$ (20,978)

For the year ended December 31, 2025, Adjusted EBITDA was $11.1 million, compared to negative Adjusted EBITDA of $(21.0) million for the year ended December 31, 2024, representing an improvement of $32.1 million year-over-year. This improvement was primarily driven by revenue growth, increased operating leverage, and continued discipline in managing operating expenses, partially offset by higher investments to support growth initiatives and customer deployments.

Liquidity and Capital Resources

Because of the numerous risks and uncertainties associated with product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Until such time, if ever, as we can generate substantial revenue sufficient to achieve profitability, we expect to finance our operations through cash generated from operations and our Senior Secured Credit Facilities. See "*Liquidity and Capital Resources*" as well as "*Risks Related to Our Financial Condition and Liquidity*" for more information. Additionally, as discussed in Note 19, Commitments and Contingencies, to our consolidated financial statements for the year ended December 31, 2025, we are involved in certain legal proceedings, including a government investigation. Given the uncertainty of such matters, no assurance can be given regarding the final outcome of such matters. However, the ultimate amount or range of potential loss, which might result to the Company, may differ materially from our current estimates.

As described under Supply Chain Strategy section, we entered into a non-exclusive contract manufacturing agreement with Plexus, which is expected to enhance manufacturing scalability and operational efficiency. While the onboarding may temporarily affect working capital due to dual production activities and other onboarding costs, the Company does not anticipate a material impact on overall liquidity in the near term. Once fully operational, we expect improved inventory efficiency and commercial terms. The Company continues to monitor cash flows and capital requirements associated with the transition to ensure sufficient resources are available to support ongoing operations and strategic initiatives.

Components of Results of Operations

Revenue

We derive revenue from (1) subscription arrangements generally accounted for as operating leases, including SaaS and maintenance, (2) the sale of products, (3) SaaS and maintenance related to products sold to customers either by Evolv or by Columbia Tech pursuant to the Distribution and License Agreement, (4) license fees related to the Distribution and

License Agreement, and (5) professional services, including installation, training, and event support. Maintenance consists of preventative maintenance, technical support, bug fixes, and when-and-if available threat updates. Our arrangements are generally noncancelable and nonrefundable after shipment to the customer. Revenue is recognized net of sales tax. To the extent that we see an increase in demand for our pure subscription model, we would expect to see a reduction in upfront revenue recognition in favor of more recurring revenue.

Product Revenue

We derive a portion of our revenue from the sale of our Evolv Express and eXpedite equipment and related add-on accessories to customers. Revenue is recognized when control of the product has transferred to the customer, which follows the terms of each contract. We anticipate future growth in product revenue as more customers purchase systems through our purchase subscription model instead of through the now cancelled Distribution and License agreement with Columbia Tech.

Subscription Revenue

Subscription revenue consists of revenue derived from leasing Evolv Express and eXpedite systems to our customers. Lease terms are typically four years and customers generally pay either a quarterly or annual fixed payment for the lease, SaaS, and maintenance elements over the contractual lease term. Equipment leases are generally classified as operating leases and recognized ratably over the duration of the lease. There are no contingent lease payments as a part of these arrangements.

Lease arrangements generally include both lease and non-lease components. The non-lease components relate to (1) distinct services, including professional services, SaaS, and maintenance, and (2) any add-on accessories. Professional services are included in license fees and other revenue as described below, and add-on accessories are included in product revenue as described above. Because the equipment lease, SaaS, and maintenance components of a subscription arrangement are recognized as revenue over the same time period and in the same pattern, the equipment lease and SaaS/maintenance performance obligations are classified as a single category of subscription revenue in our consolidated statements of operations and comprehensive loss.

Service Revenue

Service revenue consists of subscription-based SaaS and maintenance revenue related to Evolv Express and eXpedite systems sold to customers. Customers generally pay either a quarterly or annual fixed payment for SaaS and maintenance. SaaS and maintenance revenue is recognized ratably over the period of the arrangement, which is typically four years.

License Fee and Other Revenue

License fee and other revenue includes license fee revenue from the Distribution and License Agreement, revenue from professional services, and other one-time revenue. License fee revenue is recognized upon the shipment of product from Columbia Tech to the reseller. Revenue for professional services is recognized upon transfer of control of these services, which are normally rendered over a short duration. Revenue for professional services and other one-time revenue, which had previously been included in service revenue, has been reclassified for prior periods to License fee and other revenue on the consolidated statements of operations and comprehensive loss. During the three months ended September 30, 2025, we discontinued quoting under this basis, and the agreement with Columbia Tech expired on December 31, 2025. While any outstanding quotes will be honored, all new quotes for end-user customers wishing to purchase the hardware equipment will be fulfilled through our purchase subscription model going forward. Thus, license revenue from this agreement is expected to reduce to zero over time, replaced by increased product revenue, which will in turn provide an increase in gross profit over the duration of the contract.

Cost of Revenue

We recognize cost of revenue in the same manner that the related revenue is recognized.

Cost of Product Revenue

Cost of product revenue consists primarily of costs paid to our third-party manufacturer and other suppliers, labor costs (including stock-based compensation), and shipping costs.

Cost of Subscription Revenue

Cost of subscription revenue consists primarily of depreciation expense related to leased units, an allocated portion of internal-use software amortization expense, shipping costs, and maintenance costs related to leased units. Maintenance costs consist primarily of labor (including stock-based compensation), spare parts, shipping costs, field service repair costs, equipment, and supplies. Service-related costs reflected in cost of subscription revenue include, in part, the Company's decision to in-source certain technical and field services support functions that were previously outsourced to a third-party service provider.

Cost of Service Revenue

Cost of service revenue consists of maintenance costs related to units purchased by customers and an allocated portion of internal-use software amortization expense. Maintenance costs consist primarily of labor (including stock-based compensation), spare parts, shipping costs, field service repair costs, equipment, and supplies. Service-related costs reflected in cost of service revenue include, in part, the Company's decision to in-source certain technical and field services support functions that were previously outsourced to a third-party service provider.

Cost of License Fee and Other Revenue

Cost of license fee and other revenue consists primarily of internal and third-party costs related to professional services, such as installation, training, and event support. License fee revenue earned under our Distribution and License Agreement with Columbia Tech has no associated cost of revenue.

Gross Profit and Gross Profit Margin

Our gross profit is calculated based on the difference between our revenues and cost of revenues. Gross profit margin is the percentage obtained by dividing gross profit by our revenue.

We expect our gross margins to fluctuate over time based on the following factors:

• Mix of sales between our pure subscription and purchase subscription models;

• Market conditions that may impact our pricing;

• Product mix changes between established products and new products;

• Our cost structure for manufacturing operations, including contract manufacturers, relative to volume, and our product support obligations;

• Our ability to maintain our costs on the components that go into the manufacture of our products; and

• Write-offs of inventory.

We regularly assess our sales and fulfillment models to ensure they align with customer preferences, operational scalability, and our long-term business objectives. We expect our gross profit and gross profit margin in any given fiscal period to be influenced by customer demand for our various sales and fulfillment models, as well as any future strategic management decisions affecting our sales and fulfillment models that may result from such assessments.

Research and Development

Our research and development expenses represent costs incurred to support activities that advance the development of innovative security screening technologies, new product platforms, as well as activities that enhance the capabilities of our existing product platforms. Our research and development expenses consist primarily of salaries and bonuses, employee benefits, stock-based compensation, prototypes, design expenses, and consulting and contractor costs. We expect our research and development costs to increase for the year ending December 31, 2026 compared to the year ended December 31, 2025 as we continue to invest in product innovation.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing, customer success, business development, and strategy functions, as well as costs related to trade shows and events, and stock-based compensation. We expect our sales and marketing costs will increase modestly for the year ending December 31, 2026 compared to the year ended December 31, 2025 as we expand our go to market efforts through both direct and channel investments.

General and Administrative

General and administrative expenses consist primarily of personnel related expenses associated with our executive, finance, investor relations, legal, information technology, and human resources functions, as well as professional fees for legal, audit, accounting and other consulting services, stock-based compensation, and insurance, net of any probable and reasonably estimable insurance recoveries or received insurance recoveries. During the first and second quarter of the year ended 2025, we experienced a significant increase in general and administrative expenses, primarily for legal fees and consulting expenses in connection with a previously disclosed investigation and restatement of prior period financial statements. This has declined in the second half of 2025 as certain of our legal and consulting expenses normalized. We expect our general and administrative expenses to decrease for the year ending December 31, 2026, as expenses incurred in 2025 related to a previously disclosed investigation and restatement of prior period financial statements are believed to be substantially non-recurring.

Restructuring Costs

Restructuring costs consist of termination charges arising from severance obligations, incremental non-cash expenses related to extended eligibility for the vesting of certain equity awards, and other customary employee benefit payments in connection with a reduction in force. See Note 22, Restructuring Charges for additional information.

The restructuring charges, which had previously been included in cost of service revenue, research and development expenses, sales and marketing expenses, and general and administrative expenses, has been reclassified for prior periods to restructuring costs on the consolidated statements of operations and comprehensive loss. See "Reclassifications" below and Note 1 for additional information.

Loss On Impairment of Property and Equipment

Loss on impairment of property and equipment relates to (i) Evolv Express prototype systems that are removed from service and retired as we transition our domestic customers to our most current Evolv Express systems, (ii) damaged or destroyed leased units, and (iii) IT equipment that is removed from service.

Interest Expense

Interest expense includes interest on our long-term debt, amortization of debt issuance costs, and unused commitment fees.

Interest Income

Interest income relates primarily to interest earned on our money market funds and treasury bills.

Change in Fair Value of Contingent Earn-out Liability

In connection with the Merger and pursuant to the Merger Agreement, certain of Legacy Evolv's initial shareholders are entitled to receive additional shares of our common stock upon us achieving certain milestones. The earn-out arrangement with the Legacy Evolv shareholders is accounted for as a liability and subsequently remeasured at each reporting date with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive (loss) income. The earn-out shares under this arrangement expired on March 8, 2026 as the required milestones were not met.

Change in Fair Value of Contingently Issuable/Returnable Common Stock Liability/Asset

Prior to the Merger, certain NHIC stockholders owned 4,312,500 shares of NHIC Class B common stock, referred to as Founder Shares. Upon the closing of the Merger, NHIC Class A and Class B common stock became the Company's common stock. 1,897,500 Founder Shares vested at the closing of the Merger, 1,897,500 Founder Shares are contingently issuable and shall vest upon the Company achieving certain milestones, subject to expiration in July 2026, and 517,500 Founder Shares were contributed to Give Evolv LLC. The 1,897,500 outstanding contingently issuable common shares are accounted for either as a liability, if still held at the Company's transfer agent, or as an asset as described below, and subsequently remeasured at each reporting date with changes in fair value recorded as a component of other income, net in the consolidated statements of operations and comprehensive loss.

Under the Founder Shares arrangement, Founder Shares may be transferred to third parties, subject to certain conditions. The unvested shares must be returned to the Company if the specified vesting conditions are not met. As of December 31, 2025, a total of 729,570 unvested shares had been transferred to individual brokerage accounts, resulting in a reduction to the contingently issuable common stock liability and recognition of the value of the shares as outstanding equity. The contractual obligation of the holders to return the transferred shares upon failure to meet vesting conditions is accounted for as a freestanding financial asset. This asset was initially recognized at fair value and is remeasured at each reporting date with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss.

Change in Fair Value of Public Warrant Liability

In connection with the closing of the Merger, the Company assumed warrants to purchase 14,325,000 shares of common stock (the "Public Warrants") at an exercise price of $11.50. The Public Warrants are currently exercisable and expire in July 2026. We assessed the features of these warrants and determined that they qualify for classification as a liability. Accordingly, we recorded the warrants at fair value upon the closing of the Merger as a component of other income (expense), net in the consolidated statements of operations and comprehensive (loss) income with the offset to additional paid-in capital. The liability is subsequently remeasured at each reporting with changes in fair value.

Income Taxes

Our income tax provision consists of an estimate for federal, state, and foreign income taxes based on enacted rates in the jurisdictions in which we operate, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. We have historically incurred net operating losses and maintain a full valuation allowance against our deferred tax assets.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States. The OBBBA introduces various corporate and international tax law changes with staggered effective dates through 2027. Key provisions include immediate R&D expensing, permanent bonus depreciation, modifications to interest expense limitations, and changes to certain international tax rules. The enacted legislation did not have a material impact on our financial position, results of operations, or effective tax rate for the year ended December 31, 2025, primarily due to our full valuation allowance position on U.S. deferred tax assets, immaterial current tax liabilities, and insignificant foreign earnings from Evolv UK. We will continue to monitor and evaluate all applicable provisions of the OBBBA and any potential future impact on our consolidated financial statements.

Reclassifications

During the three months ended March 31, 2025, the Company began classifying restructuring charges, which includes termination charges arising from severance obligations, incremental non-cash expense, and other customary employee benefit payments in connection with a reduction in force, within restructuring costs on the consolidated statements of operations and comprehensive loss, whereas the restructuring costs for these services has previously been included in cost of service revenue, research and development expenses, sales and marketing expenses, and general and administrative expenses. These reclassifications were made to align the presentation of restructuring charges with the Company's internal reporting and analysis. See Note 1, Nature of the Business and Basis of Presentation for additional information.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

		Year Ended December 31,		$ Change	% Change
		2025	**2024**		
Revenue:					
Product revenue	$	21,637 $	6,464 $	15,173	235 %
Subscription revenue		83,839	65,046	18,793	29
Service revenue		29,375	23,467	5,908	25
License fee and other revenue		11,054	8,888	2,166	24
Total revenue		145,905	103,865	42,040	40
Cost of revenue:					
Cost of product revenue		24,320	10,735	13,585	127
Cost of subscription revenue		36,684	27,846	8,838	32
Cost of service revenue		8,410	5,225	3,185	61
Cost of license fee and other revenue		1,189	597	592	99
Total cost of revenue		70,603	44,403	26,200	59
Gross profit		75,302	59,462	15,840	27
Operating expenses:					
Research and development		20,619	23,446	(2,827)	(12)
Sales and marketing		45,626	60,637	(15,011)	(25)
General and administrative		54,858	56,602	(1,744)	(3)
Restructuring costs		2,662	860	1,802	210
Loss on impairment of property and equipment		—	224	(224)	(100)
Total operating expenses		123,765	141,769	(18,004)	(13)
Loss from operations		(48,463)	(82,307)	33,844	41
Other income, net:					
Interest expense		(1,732)	—	(1,732)	*
Interest income		1,536	2,942	(1,406)	(48)
Other income (expense), net		99	(83)	182	219
Change in fair value of contingent earn-out liability		12,435	16,310	(3,875)	(24)
Change in fair value of contingently issuable/returnable common stock liability/asset		2,614	2,529	85	3
Change in fair value of public warrant liability		435	6,592	(6,157)	(93)
Total other income, net		15,387	28,290	(12,903)	(46)
Loss before income taxes		(33,076)	(54,017)	20,941	39 %
Provision for income taxes		62	—	62	*
Net loss	$	(33,138) $	(54,017) $	20,879	39 %
Gross profit margin:					
Product revenue		(12) %	(66) %	N/A	54 %
Subscription revenue		56 %	57 %	N/A	(1) %
Service revenue		71 %	78 %	N/A	(7) %
License fee and other revenue		89 %	93 %	N/A	(4) %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) customer acquisition activities which led to the addition of 243 new end-users during the year ended December 31, 2025, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

	Year Ended December 31,			
	2025	2024	$ Change	% Change
Product revenue	$ 21,637	$ 6,464	$ 15,173	235 %
Cost of product revenue	$ 24,320	$ 10,735	$ 13,585	127 %
Gross loss - Product revenue	$ (2,683)	$ (4,271)	$ 1,588	37 %
Gross profit margin - Product revenue	(12)%	(66)%	N/A	54 %

The increases in product revenue and cost of product revenue for the year ended December 31, 2025 compared to the prior year are primarily due to an increased utilization of our purchase subscription model, in which the customers purchase Evolv Express and Evolv eXpedite systems directly from us. In 2025, we were awarded a large customer contract with a U.S.-based education customer in Georgia, which contributed approximately $3.8 million to product revenue in 2025. The increase in product gross profit margin for the year ended December 31, 2025 compared to the year ended December 31, 2024 is primarily due to lower costs of second generation of Evolv Express systems compared to the first generation which was primarily shipping in 2024, a $0.6 million decrease in non-cancellable inventory purchase commitments, and a $0.9 million decrease in manufacturing expense during the year ended December 31, 2025, primarily related to the deployments of second generation of Evolv Express systems. These gross profit improvements were partially offset by the initial deployments of Evolv eXpedite systems, which, as a new product offering, reflect a higher initial cost to produce that we expect to gradually decline in the future and a $0.3 million in expense related to disposals of certain first generation Evolv Express systems during the year ended December 31, 2025 as compared to the same period in the prior year.

Subscription Revenue

	Year Ended December 31,			
	2025	2024	$ Change	% Change
Subscription revenue	$ 83,839	$ 65,046	$ 18,793	29 %
Cost of subscription revenue	$ 36,684	$ 27,846	$ 8,838	32 %
Gross profit - Subscription revenue	$ 47,155	$ 37,200	$ 9,955	27 %
Gross profit margin - Subscription revenue	56 %	57 %	N/A	(1)%

The increases in subscription revenue, cost of subscription revenue, and gross profit are primarily due to continued growth in our customer base as of December 31, 2025 compared to the prior year, with a higher number of active Evolv Express and Evolv eXpedite systems deployed under our pure subscription model and an increase in short term rental subscription revenue during the year ended December 31, 2025. The gross profit margin remained consistent with the prior year primarily due to $3.3 million in expense related to disposals of certain first generation Evolv Express systems and an accrual of $1.2 million estimated field services costs related to the replacement of certain Express system parts during year ended December 31, 2025, offset by a $1.0 million impairment charge recorded during the year ended December 31, 2024, which related to certain of our software development projects that had previously been capitalized, and our ability to leverage our fixed costs over a higher revenue base and lower costs related to our second generation of Evolv Express systems.

Service Revenue

| | Year Ended December 31, | | | | | | |
	2025		2024		$ Change		% Change
Service revenue	$	29,375	$	23,467	$	5,908	25 %
Cost of service revenue	$	8,410	$	5,225	$	3,185	61 %
Gross profit - Service revenue	$	20,965	$	18,242	$	2,723	15 %
Gross profit margin - Service revenue		71 %		78 %		N/A	(7)%

The increases in service revenue, cost of service revenue, and gross profit are primarily due to the growth in the number of active revenue-generating purchase subscription units added through December 31, 2024, as well as active revenue-generating units purchased by customers in 2025, compared to the year ended December 31, 2024. The decrease in gross profit margin is primarily due to an accrual of $1.0 million estimated field services costs related to the replacement of certain Express system parts and increased amortization of capitalized software costs during year ended December 31, 2025 of $0.8 million due to the release of Evolv eXpedite and our second generation of Evolv Express systems.

License fee and other revenue

| | Year Ended December 31, | | | | | | |
	2025		2024		$ Change		% Change
License fee and other revenue	$	11,054	$	8,888	$	2,166	24 %
Cost of license fee and other revenue	$	1,189	$	597	$	592	99 %
Gross profit - License fee and other revenue	$	9,865	$	8,291	$	1,574	19 %
Gross profit margin - License fee and other revenue		89 %		93 %		N/A	(4)%

The increase in license fee and other revenue and gross profit was primarily driven by $8.1 million of license fees earned during the year ended December 31, 2025 compared to $7.2 million earned during the year ended December 31, 2024 under the Distribution and License Agreement, as well as a $0.6 million increase in installation and training service fees and $0.5 million revenue from the sale of demonstration systems. Although the unit sales through our distributor licensing model declined, the license fee and other revenue increased due to an increase in per-unit license fees for our second generation of Evolv Express systems. The decrease in gross profit margin is primarily due to an increase in personnel and overhead costs of $0.6 million during the year ended December 31, 2025.

Research and Development Expenses

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Personnel related (including stock-based compensation)	$ 15,796	$ 16,352	$ (556)	(3)%
Materials and prototypes	611	2,050	(1,439)	(70)%
Professional fees	2,704	3,296	(592)	(18)%
Other	1,508	1,748	(240)	(14)%
	$ 20,619	$ 23,446	$ (2,827)	(12)%

The decrease in personnel related expenses is primarily due to a $0.8 million decrease in payroll costs, which resulted primarily from the January 2025 reduction in force partially offset by an increase in short term incentive compensation, and a $0.2 million increase in stock-based compensation. The decrease in materials and prototypes expense is primarily due to a decrease of $0.9 million in design and engineering costs and $0.4 million write-off on unused prototype components recognized in the prior year, both of which relate primarily to the development of the next generation of our Evolv Express system and new product offerings. The decrease in professional fees primarily relates to a decrease in consulting costs incurred for product development and engineering of $0.6 million. Other expense decreased primarily due to reduction in supplies costs.

Sales and Marketing Expenses

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Personnel related (including stock-based compensation)	$ 35,361	$ 44,439	$ (9,078)	(20)%
Advertising and direct marketing	2,187	3,573	(1,386)	(39)%
Travel and entertainment	2,646	4,777	(2,131)	(45)%
Professional fees	2,226	3,576	(1,350)	(38)%
Other	3,206	4,272	(1,066)	(25)%
	$ 45,626	$ 60,637	$ (15,011)	(25)%

The decrease in personnel related expenses is primarily due to a $3.5 million decrease in payroll costs, which resulted primarily from reductions in force in May 2024 and January 2025 partially offset by an increase in commission expense and short term incentive compensation, and a $5.4 million decrease in stock-based compensation, which also resulted primarily from the reductions in force. Stock-based compensation expense included in sales and marketing expenses was $5.6 million for the year ended December 31, 2025 compared to $10.9 million for the year ended December 31, 2024. The decrease in advertising and direct marketing expense is primarily due to a decrease in expenses related to trade shows and events of $1.1 million. The decrease in travel and entertainment expense is due to a decrease in travel costs for in-person sales meetings of $2.1 million as a result of our reductions in force. Professional fees decreased due to a decrease in marketing consulting costs of $1.4 million. Other expense decreased primarily due to a reduction in shipping costs related to demonstration units of $0.5 million and supplies costs of $0.4 million.

General and Administrative Expenses

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Personnel related (including stock-based compensation)	$ 25,408	$ 23,749	$ 1,659	7 %
Professional fees	9,879	8,266	1,613	20 %
Insurance costs	2,985	3,145	(160)	(5)%
Non-recurring professional fees and other expenses	16,586	21,442	(4,856)	(23)%
	$ 54,858	$ 56,602	$ (1,744)	(3)%

The increase in personnel related expenses is due to a $0.9 million increase in payroll costs, which resulted primarily from an increase in short term incentive compensation partially offset by a decrease in severance expense, and a $0.7 million increase in stock-based compensation, mainly driven by the impact of forfeited stock-based awards during the year ended December 31, 2024 following the termination of certain executives. Professional fees increased primarily due to an increase in outsourced accounting consultancy of $2.0 million, partially offset by a decrease in audit and tax fees of $0.5 million. Non-recurring professional fees and other expenses decreased primarily due to insurance recoveries of $10.1 million and a decrease in information technology and software subscription costs of $0.4 million, partially offset by a $4.1 million increase in consulting and legal fees and audit fees incurred in connection with a previously disclosed investigation and restatement of prior period financial statements, $1.0 million of estimated net losses related to class action lawsuits, and an increase in rent of $0.9 million for additional leased space.

Loss On Impairment of Property and Equipment

Loss on impairment of property and equipment of $0.2 million for the year ended December 31, 2024 primarily related to the removal of certain Evolv Express systems and IT equipment from service, resulting in impairment of the remaining economic value of such systems. No loss on impairment of property and equipment was recognized for the year ended December 31, 2025.

Restructuring Costs

Restructuring costs of $2.7 million for the year ended December 31, 2025 resulted from the reduction in force in January 2025. Stock-based compensation expense included in restructuring costs was $0.5 million for the year ended December 31, 2025. Restructuring costs of $0.9 million for the year ended December 31, 2024 resulted from the reduction in force in May 2024.

Interest Expense

Interest expense of $1.7 million for the year ended December 31, 2025 related to interest on long-term debt, amortization of debt issuance costs, and unused commitment fees. No interest expense was recognized for the year ended December 31, 2024, as there was no debt outstanding during the period.

Interest Income

Interest income of $1.5 million and $2.9 million for the years ended December 31, 2025 and 2024, respectively, related primarily to interest earned on money market funds and the accretion of discounts on treasury bills. The interest earned decreased primarily due to lower average balances in interest-bearing accounts during the year ended December 31, 2025 compared to during the year ended December 31, 2024.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in gains of $12.4 million and $16.3 million for the years ended December 31, 2025 and 2024, respectively, resulting from quarterly mark-to-market adjustments.

Change in Fair Value of Contingently Issuable/Returnable Common Stock Liability/Asset

Change in the fair value of the contingently issuable/returnable common stock liability/asset resulted in gains of $2.6 million and $2.5 million gain for the years ended December 31, 2025 and 2024, respectively, resulting from quarterly mark-to-market adjustments.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in gains of $0.4 million and $6.6 million for the years ended December 31, 2025 and 2024, respectively, resulting from quarterly mark-to-market adjustments.

Income Taxes

Our effective tax rate ("ETR") on income before taxes for each of the years ended December 31, 2025 and December 31, 2024 was 0%. For the years ended December 31, 2025 and 2024, the ETR was primarily impacted by the full valuation allowance maintained on the Company's net deferred tax assets and non-deductible fair value adjustments. We have provided a valuation allowance for all of our net deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. We continue to assess all positive and negative evidence, including our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecasted results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in any given tax jurisdiction, a reversal of all or some related portion of our existing valuation allowances may occur.

Liquidity and Capital Resources

In accordance with Accounting Standards Update ("ASU") No. 2014-15, Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Our financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. Our primary requirements for liquidity and capital are working capital, inventory management, capital expenditures, debt obligations, and general corporate needs. We expect these needs to continue as we develop and grow our business. As of December 31, 2025, we had $69.0 million in cash, cash equivalents, and marketable securities, with outstanding debt of $30.0 million and available additional debt of up to $45.0 million, as detailed below. We incurred a net loss of $33.1 million and $54.0 million for the years ended December 31, 2025 and 2024, respectively. Operating activities resulted in cash inflow of $18.7 million and cash outflow of $30.9 million during the years ended December 31, 2025 and 2024, respectively. We expect to continue to generate losses for the foreseeable future.

We maintain substantially all of our cash, cash equivalents, and marketable securities in accounts with U.S. and multi-national financial institutions and our cash deposits at these institutions exceed Federal Deposit Insurance Corporation insured limits. We do not believe we are exposed to any unusual credit risk or deposit concentration risk beyond the ordinary credit risk associated with commercial banking relationships.

As described below, on July 29, 2025 (the "Closing Date"), Evolv Technologies, Inc. entered into the $75.0 million MidCap Credit Agreement, the proceeds of which will be used for general corporate purposes, including to support growing long-term demand for the Company's pure subscription sales model. The MidCap Credit Agreement provided for an initial $30.0 million term loan facility, a $30.0 million delayed draw facility (available for drawdown during the two-year period following the Closing Date), and a $15.0 million revolving line of credit. On the Closing Date, the Company received net proceeds of $26.6 million, after deducting $3.4 million in debt issuance costs. As of December 31, 2025, $30.0 million under the initial term loan was drawn and outstanding, while the $30.0 million delayed draw facility and $15.0 million revolving credit facility remained undrawn and available.

We expect our cash, cash equivalents, and marketable securities of $69.0 million as of December 31, 2025, together with cash we expect to generate from future operations and our borrowing availability under our Senior Secured Credit Facilities, will be sufficient to fund our operating expenses and capital expenditure requirements for a period of at least twelve months from the date of this Annual Report on Form 10-K. As we are in the growth stage of our business and operate in an emerging field of technology, we expect to continue to strategically and carefully invest in various areas of the business to support that growth.

Under the MidCap Credit Agreement, we are also required to comply with certain customary reporting requirements of periodic financial results and affirmative and negative covenants, including; (1) a minimum ending balance for annual recurring revenue ("ARR"), as defined, that begins at $106.0 million on December 31, 2025 and increases quarterly thereafter; (2) minimum liquidity, as defined, of 50% of outstanding borrowings. This covenant would cease to apply following the resolution of certain litigation and regulatory matters; and (3) a minimum earnings before interest, taxes, depreciation, and amortization ("EBITDA") covenant that takes effect on June 30, 2027. As of December 31, 2025, we are in full compliance with all applicable covenant requirements and expect to remain in compliance for a period of at least twelve months from March 10, 2026.

Financing Arrangements

On July 29, 2025, the Company entered into a $75.0 million credit, security, and guaranty agreement with MidCap Financial Trust and the other lenders party thereto (the "MidCap Credit Agreement"), the proceeds of which will be used for general corporate purposes, including to support growing long-term demand for the Company's pure subscription sales model. The MidCap Credit Agreement provides for an initial $30.0 million term loan facility (the "Initial Term Loan"), a $30.0 million delayed draw facility (the "Delayed Draw Term Loan") (available for drawdown during the two-year period following the Closing Date), and a $15.0 million revolving line of credit (the "Revolving Credit Facility"), each with a maturity date of July 1, 2030 (collectively, the "Senior Secured Credit Facilities").

The Senior Secured Credit Facilities are guaranteed by the Company, and in the future, may be guaranteed by certain material subsidiaries. The Senior Secured Credit Facilities are secured by a first lien on substantially all of the assets of the Company. The borrowings under the Senior Secured Credit Facilities bear interest at a fluctuating rate per annum equal to the Term Secured Overnight Financing Rate ("Term SOFR") and an applicable margin calculated depending on EBITDA. At closing, the applicable margin on Term SOFR loans was 5.25%. If the event described under the MidCap Credit Agreement related to Term SOFR occurs, a base rate is determined by reference to the higher of (1) the prime rate of Wells Fargo and (2) 2.00%. Monthly interest payments are due in arrears on the first day of each month. Principal repayments for the Initial Term Loan begin in August 2029, following a 48-month interest-only period, and will be repaid in equal monthly installments over the final 12 months of the loan term. The Revolving Credit Facility provides for an unused commitment fee of 0.25% on the undrawn portion of the facility.

Under the MidCap Credit Agreement, the Company is also required to comply with certain customary affirmative and negative covenants, including a minimum annual recurring revenue covenant, a minimum EBITDA covenant that takes effect on June 30, 2027, and a minimum liquidity covenant that would cease to apply following the resolution of certain litigation and regulatory matters, in addition to customary reporting requirements of periodic financial results. As of December 31, 2025, we were in full compliance with all covenant requirements. See Note 12, Long-term Debt for additional information related to the Senior Secured Credit Facilities.

Material Cash Requirements for Known Contractual and Other Obligations

The following is a description of commitments for capital expenditures and other known and reasonably likely cash requirements as of December 31, 2025. We anticipate fulfilling such commitments with our existing cash, cash equivalents, and marketable securities, as well as cash and cash equivalents obtained through operations and the proceeds from our Senior Secured Credit Facilities. Cash, cash equivalents, and marketable securities amounted to $69.0 million as of December 31, 2025.

We are party to a lease agreement for office space at our headquarters in Waltham, MA. During the three months ended March 31, 2024, we amended the lease agreement to extend the term through October 31, 2025, with the option to further extend through June 30, 2031 with written notice. Additionally, in August 2024, we amended the lease agreement again to expand our footprint in our headquarters and extend the term of the lease through May 2031. Per the second lease amendment, we are no longer required to maintain a minimum cash balance of $0.3 million as a security deposit on the leased space. Total future minimum lease payments under this noncancelable operating lease amount to $17.4 million as of December 31, 2025.

We generally contract with Columbia Tech, one of our contract manufacturers, on a cancellable purchase-order basis to provide manufacturing services for our equipment sold or leased to customers. While these contracts are cancellable by us upon prior notice, payments due upon cancellation may consist of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. Additionally, the recently executed agreement with the Company's new contract manufacturer, Plexus, includes provisions for which order volumes that fall short of our forecasts may result in purchase commitments. These payments are not determinable but could result in a material purchase commitment if we were to cancel our open purchase orders.

On March 25, 2024 and November 1, 2024, putative class action lawsuits were filed against the Company in the United States District Court for the District of Massachusetts. As of December 31, 2025, the Company has recognized a settlement accrual of $15.0 million and an estimated insurance recovery of $14.0 million. See Note 19, Commitments and Contingencies for additional information.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

| | Year Ended December 31, | | | |
	2025		2024	
Net cash provided by (used in) operating activities	$	18,669	$	(30,853)
Net cash used in investing activities		(41,826)		(1,399)
Net cash provided by financing activities		35,401		1,809
Effect of exchange rate changes on cash and cash equivalents		(109)		21
Net increase (decrease) in cash and cash equivalents	$	12,135	$	(30,422)

Operating Activities

| | Year Ended December 31, | | | |
	2025		2024	
Net loss	$	(33,138)	$	(54,017)
Adjustments to reconcile net loss to net cash provided by operating activities		38,542		22,504
Changes in operating assets and liabilities		13,265		660
Net cash provided by (used in) operating activities	$	18,669	$	(30,853)

Net loss decreased from $54.0 million for the year ended December 31, 2024 to $33.1 million for the year ended December 31, 2025, as discussed in "Results of Operations" above.

Adjustments to reconcile net loss to net cash used in operating activities for the year ended December 31, 2025 include $21.1 million of stock-based compensation expense, $24.3 million of depreciation and amortization, and $3.8 million of loss on disposal of property and equipment, offset by $15.5 million of an aggregate change in fair value of the contingent earn-out liability, contingently issuable/returnable common stock liability/asset, and public warrant liability. For the year ended December 31, 2024, such adjustments included $24.8 million of stock-based compensation expense and $17.4 million of depreciation and amortization, offset by $25.4 million of an aggregate change in fair value of the earn-out liability, contingently issuable/returnable common stock liability/asset, and public warrant liability.

Changes in operating assets and liabilities for the year ended December 31, 2025 are primarily related to the following:

- $18.9 million increase in accrued expenses and other current liabilities primarily due to a legal settlement offer accrual and an increase in bonus accrual, partially offset by a decrease in accrued vendor payables;
- $9.1 million decrease in inventory primarily due to an increased focus on efficient inventory management, partially offset by a decrease in products expected to be leased to customers;
- $6.9 million increase in deferred revenue due to a higher volume of sales, including upgrades by existing customers to the second generation of Evolv Express; and
- $3.8 million increase in accounts payable (excluding the non-cash portion related to capital expenditures incurred but not yet paid from December 31, 2024 to December 31, 2025) due primarily to the timing of vendor payments; *partially offset by*
- $22.6 million increase in prepaid expenses and other current assets primarily due to estimated outstanding insurance recoveries and an increase in advance payments to vendors; and
- $2.3 million increase in accounts receivable primarily due to higher sales and the timing of billings to customers.

Changes in operating assets and liabilities for the year ended December 31, 2024 are primarily related to the following:

- $7.0 million increase in accounts receivable primarily due to higher sales and the timing of billings to customers;
- $7.9 million increase in inventory primarily due to raw material purchase increase for the next generation of Evolv Express systems and Evolv eXpedite, partially offset by inventory decrease of first generation of Evolv Express systems for the ongoing transition to the next generation of Evolv Express systems;
- $1.1 million decrease in operating lease liability due to amortization;
- $1.4 million increase in commission assets due to a higher volume of sales; *partially offset by*
- $12.8 million increase in deferred revenue to a higher volume of sales; and
- $4.5 million increase in accrued expenses and other current liabilities due to the timing of certain payments.

Investing Activities

For the year ended December 31, 2025, cash used in investing activities was $41.8 million, consisting of $31.4 million for the purchase of property and equipment, primarily related to the purchase of Evolv Express systems to be leased to customers and $5.6 million for the development of internal-use software and software embedded in products to be sold or leased, offset by a $4.8 million of net cash used in purchases and redemptions of marketable securities.

For the year ended December 31, 2024, cash provided by investing activities was $1.4 million, consisting of $31.2 million for the purchase of property and equipment, primarily related to the purchase of Evolv Express systems to be leased to customers and $6.1 million for the development of internal-use software and software embedded in products to be sold or leased, offset by a net $35.9 million inflow related to purchases and redemptions of marketable securities.

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $35.4 million, consisting of $26.3 million in net proceeds from debt issuance under the drawn Initial Term Loan and $9.1 million of proceeds from the exercise of stock options.

For the year ended December 31, 2024, cash provided by financing activities was $1.8 million, consisting of proceeds from the exercise of stock options.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We derive revenue from (1) subscription arrangements generally accounted for as operating leases, including SaaS and maintenance, (2) the sale of products, (3) SaaS and maintenance related to products sold to customers either by Evolv or by Columbia Tech pursuant to the Distribution and License Agreement, (4) license fees under the Distribution and License Agreement, and (5) professional services, including installation, training, and event support. Maintenance consists of preventative maintenance, technical support, bug fixes, and when-and-if available threat updates. Our arrangements are generally noncancelable and nonrefundable after ownership passes to the customer. Revenue is recognized net of sales tax.

Product Revenue

We derive a portion of our revenue from the sale of our Evolv Express and Evolv eXpedite equipment and related add-on accessories to customers. Customers are billed and pay for the product at the time of sale which is generally at the beginning of the associated subscription term (see "Service Revenue" below). Revenue is recognized pursuant to the guidelines detailed under "Standalone Selling Price" below when control of the product has transferred to the customer, which follows the terms of each contract.

Subscription Revenue

Subscription revenue is comprised of revenue derived from leasing Evolv Express and Evolv eXpedite systems to our customers. Lease terms are typically four years and customers generally pay an annual fixed payment for the lease, SaaS, and maintenance elements over the contractual lease term. Equipment leases are generally classified as operating leases and recognized ratably over the duration of the lease. There are no contingent lease payments as a part of these arrangements.

Lease arrangements generally include both lease and non-lease components. The non-lease components relate to (1) distinct services, including professional services, SaaS, and maintenance, and (2) any add-on accessories. Professional services are included in license fees and other revenue as described below, and add-on accessories are included in product revenue as described above. Because the equipment lease, SaaS, and maintenance components of a subscription arrangement are recognized as revenue over the same time period and in the same pattern, the equipment lease and SaaS/maintenance performance obligations are classified as a single category of subscription revenue in our consolidated statements of operations and comprehensive loss.

Service Revenue

Service revenue consists of subscription-based SaaS and maintenance revenue related to products sold to a customer. Customers generally pay an annual fixed payment for SaaS and maintenance. SaaS and maintenance revenue is recognized ratably over the period of the arrangement, which is typically four years.

License Fee and Other Revenue

License fee and other revenue includes license fee revenue from the Distribution and License Agreement, revenue from professional services, and other one-time revenue. License fee revenue is recognized upon the shipment of product from our third-party manufacturer to the reseller. Revenue for professional services is recognized upon transfer of control of these services, which are normally rendered over a short duration.

Revenue from Reseller Partners

A majority of our revenue is generated by sales in conjunction with our reseller partners. When we transact with a reseller partner, our contractual arrangement is with the reseller partner and not with the end-use customer. Whether we transact with a reseller partner and receive the order from a reseller partner or directly from an end-use customer, our revenue recognition policy and resulting pattern of revenue recognition is the same.

Standalone Selling Price

We allocate the transaction price to each distinct performance obligation based on the standalone selling price ("SSP") of each product or service. Our contracts may include multiple performance obligations when customers purchase a combination of products and services. When our customer arrangements have multiple performance obligations that contain a lease as well as distinct services that are delivered simultaneously, we allocate the arrangement consideration between the lease deliverables and non-lease deliverables based on the relative estimated SSP of each distinct performance obligation. For multiple performance obligation arrangements that do not contain a lease, we allocate the contract's transaction price to each performance obligation on a relative SSP basis.

Stock-Based Compensation

We measure stock-based option awards granted to employees, consultants and directors based on their fair value on the date of grant using the Black-Scholes option-pricing model. Compensation expense for those awards is recognized, net of forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Prior to the closing of the Merger, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model, which uses the following inputs: (1) the fair value per share of the common stock issuable upon exercise of the option, (2) the expected term of the option, (3) expected volatility of the price of the common stock, (4) the risk-free interest rate, and (5) the expected dividend yield.

After the closing of the Merger, we determine the fair value of each share of common stock underlying stock-based awards based on the closing price of our common stock as reported by Nasdaq on the date of grant.

The Black-Scholes option-pricing model uses as inputs the fair value of our common shares and assumptions we make for the volatility of our common shares, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options, and our expected dividend yield. As a result of being a private company prior to the Merger, we lacked sufficient company-specific historical and implied volatility information to solely utilize its own data for purposes of establishing the volatility assumption for use in the Black-Scholes model. Therefore, we estimated our expected share volatility based on a mix of company-specific historical volatility and historical volatility of a publicly traded set of peer companies. Once we had sufficient company-specific historical and implied volatility information, we estimated our expected share volatility based on the average of company-specific historical and implied volatility.

Additionally, beginning in 2025, we began granting Market-based Stock Units ("MSUs") to certain of our employees. These MSUs are subject to certain vesting conditions based on the appreciation of our stock price as well as continued service over a specified term. The estimated fair value of MSUs granted by the Company is determined using a Monte Carlo simulation that simulates the future path of our stock price throughout the performance period. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones including expected stock price volatility, risk-free rate of return, and remaining term.

Valuation of Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is computed using the weighted average method. We regularly review inventory quantities on-hand for excess and obsolete inventory and, when circumstances indicate, record charges to write down inventories to their estimated net realizable value, after evaluating historical sales, future demand, our estimates of forecasted net revenue, market conditions and expected product life cycles. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional write-offs. Such charges are classified as cost of product revenue in the statements of operations and comprehensive loss. Any write-down of inventory to net realizable value creates a new cost basis.

Capitalized Software

Software development costs consist of certain consulting costs and compensation expenses for employees who devote time to the development of our internal-use software and software embedded in products to be sold or leased, as well as certain upgrades and enhancements that are expected to result in enhanced functionality. We amortize these development costs over the estimated useful life of four years. We determined that a four-year life is appropriate for our capitalized software based on our best estimate of the useful life of the software after considering factors such as continuous developments in the technology, obsolescence, and anticipated life of the service offering before significant upgrades. Management evaluates the useful lives of these assets on a quarterly basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

We determine the amount of software costs to be capitalized based on the amount of time spent by our developers and consultants on projects in the application stage of development. There is judgment in estimating the time allocated to a particular project in the application stage. A significant change in the time spent on each project could have a material impact on the amount capitalized and related amortization expense in subsequent periods.

Leases

To determine the residual value estimates and useful life of equipment that we lease to our customers, we are required to make judgments about future events that are subject to risks and uncertainties outside of their control, such as inventory levels of new equipment, changing consumer preferences, new technology and mandatory regulations. We have disciplines related to the management and maintenance of our leased equipment designed to manage the risk associated with the residual values of our revenue generating equipment. We periodically review and adjust, as appropriate, the estimated residual values and useful lives of existing revenue generating equipment for the purposes of classifying transactions as operating or sales-type leases and recording depreciation expense. Based on the results of our analysis, we may adjust the estimated residual values and useful lives of individual assets of our revenue generating equipment each year.

Partner Rebate Program

For the fiscal year 2025, the Company implemented a channel partner rebate program (the "Rebate Program") for eligible resellers. Under the Rebate Program, eligible resellers that attain at least 25% of their current fiscal year total contract value ("TCV") target ("Annual Target") in a given quarter are eligible for a rebate based upon a percentage of their TCV for that quarter. In addition, resellers that meet their Annual Target are eligible for a one-time rebate based upon a percentage of their total fiscal year TCV, applied as a credit in the subsequent fiscal year. All rebates are issued as credits against future purchases, and no cash rebates are paid. Unused rebate credits are forfeited in the event of a reseller agreement termination.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information required by this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


EVOLV TECHNOLOGIES HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



66


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Evolv Technologies Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Evolv Technologies Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Products, Subscription, Service, and License Fees Revenues

As described in Notes 2 and 5 to the consolidated financial statements, the Company derives its revenue primarily from (1) subscription arrangements generally accounted for as operating leases, including security-as-a-service (SaaS) and maintenance, (2) the sale of products, (3) SaaS and maintenance related to products sold to customers, and (4) license fees. Management recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company's contracts may include multiple performance obligations when customers purchase a combination of products and services. For multiple performance obligation arrangements, management allocates the contract's transaction price to each performance obligation on a relative standalone selling price basis. Revenue related to products, subscription, service, and license fees for the year ended December 31, 2025 totaled $142.9 million.

The principal considerations for our determination that performing procedures relating to revenue recognition for products, subscription, service, and license fees revenues is a critical audit matter are a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to revenue recognition. As disclosed by management, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified; (ii) obtaining an understanding of management's process for identifying and evaluating terms and conditions in contracts, including evaluating management's determination of the impact of those terms and conditions on revenue recognition; (iii) for a sample of revenue transactions, (a) confirming terms and conditions of sales arrangements directly with customers, including performing alternative procedures when responses were not received, (b) testing the completeness and accuracy of management's identification and evaluation of terms and conditions by inspecting contracts, (c) testing revenue recognized by obtaining and inspecting source documents, such as contracts, purchase orders, invoices, proof of delivery, and subsequent cash receipts, (d) testing the timing of recognition of revenue transactions, and (e) testing the determination of the standalone selling price for contracts that include multiple performance obligations and testing the completeness and accuracy of the underlying data used by management in determining the standalone selling price allocated to each performance obligation.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 10, 2026

We have served as the Company's auditor since 2015.

EVOLV TECHNOLOGIES HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

		December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	49,150	$	37,015
Marketable securities		19,885		14,927
Accounts receivable, net of allowance for expected credit losses of $600 and $734 as of December 31, 2025 and December 31, 2024, respectively		30,841		28,392
Inventory		9,317		16,963
Current portion of contract assets		878		799
Current portion of commission asset		6,062		5,429
Prepaid expenses and other current assets		35,169		17,921
Total current assets		151,302		121,446
Contract assets, noncurrent		15		657
Commission asset, noncurrent		7,867		7,567
Property and equipment, net		127,522		123,661
Operating lease right-of-use assets		12,303		13,993
Other assets		5,400		735
Total assets	$	304,409	$	268,059
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	9,770	$	10,492
Accrued expenses and other current liabilities		35,293		19,508
Current portion of deferred revenue		74,924		64,506
Current portion of operating lease liabilities		2,989		2,203
Total current liabilities		122,976		96,709
Deferred revenue, noncurrent		16,716		20,266
Long-term debt		28,596		—
Operating lease liabilities, noncurrent		10,654		12,326
Contingent earn-out liability, noncurrent		374		12,809
Contingently issuable common stock liability, noncurrent		1,809		4,001
Public warrant liability, noncurrent		3,862		4,297
Total liabilities		184,987		150,408
Commitments and contingencies (Note 19)				
Stockholders' equity:				
Preferred stock, $0.0001 par value; 100,000,000 authorized at December 31, 2025 and December 31, 2024; no shares issued and outstanding at December 31, 2025 and December 31, 2024		—		—
Common stock, $0.0001 par value; 1,100,000,000 shares authorized at December 31, 2025 and December 31, 2024, 175,399,488 and 159,602,069 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively		18		16
Additional paid-in capital		507,347		472,331
Accumulated other comprehensive loss		(141)		(32)
Accumulated deficit		(387,802)		(354,664)
Stockholders' equity		119,422		117,651
Total liabilities and stockholders' equity	$	304,409	$	268,059

*   There was no related party receivable as of December 31, 2025 and December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

EVOLV TECHNOLOGIES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

		December 31,		
		2025		**2024**
Revenue:				
Product revenue	$	21,637	$	6,464
Subscription revenue		83,839		65,046
Service revenue		29,375		23,467
License fee and other revenue		11,054		8,888
Total revenue*		145,905		103,865
Cost of revenue:				
Cost of product revenue		24,320		10,735
Cost of subscription revenue		36,684		27,846
Cost of service revenue		8,410		5,225
Cost of license fee and other revenue		1,189		597
Total cost of revenue		70,603		44,403
Gross profit		75,302		59,462
Operating expenses:				
Research and development		20,619		23,446
Sales and marketing		45,626		60,637
General and administrative		54,858		56,602
Restructuring costs		2,662		860
Loss on impairment of property and equipment		—		224
Total operating expenses		123,765		141,769
Loss from operations		(48,463)		(82,307)
Other income, net:				
Interest expense		(1,732)		—
Interest income		1,536		2,942
Other income (expense), net		99		(83)
Change in fair value of contingent earn-out liability		12,435		16,310
Change in fair value of contingently issuable/returnable common stock liability/asset		2,614		2,529
Change in fair value of public warrant liability		435		6,592
Total other income, net		15,387		28,290
Loss before income taxes		(33,076)		(54,017)
Provision for income taxes		62		—
Net loss	$	(33,138)	$	(54,017)
Weighted average common shares outstanding – basic and diluted		168,419,211		156,573,886
Net loss per share - basic and diluted	$	(0.20)	$	(0.34)
Net loss	$	(33,138)	$	(54,017)
Other comprehensive (loss) income				
Cumulative translation adjustment		(109)		21
Total other comprehensive (loss) income		(109)		21
Total comprehensive loss	$	(33,247)	$	(53,996)

*   Includes related party revenue of $6.1 million for the year ended December 31, 2024. There was no related party revenue for the year ended December 31, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

EVOLV TECHNOLOGIES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances at December 31, 2023	151,310,080	$ 15	$ 444,825	$ (53)	$ (300,647)	$ 144,140
Issuance of common stock upon exercise of stock options	2,557,792	1	1,809	—	—	1,810
Issuance of common stock upon vesting of restricted stock units	5,734,197	—	—	—	—	—
Stock-based compensation cost	—	—	25,697	—	—	25,697
Cumulative translation adjustment	—	—	—	21	—	21
Net loss	—	—	—	—	(54,017)	(54,017)
Balances at December 31, 2024	159,602,069	16	472,331	(32)	(354,664)	117,651
Issuance of common stock upon exercise of stock options	9,357,144	2	9,083	—	—	9,085
Issuance of common stock upon vesting of restricted stock units	5,593,282	—	—	—	—	—
Issuance of common stock upon exercise of warrants	117,423	—	49	—	—	49
Issuance of common stock upon transfer of contingently issuable common stock	729,570	—	3,671	—	—	3,671
Stock-based compensation cost	—	—	22,213	—	—	22,213
Cumulative translation adjustment	—	—	—	(109)	—	(109)
Net loss	—	—	—	—	(33,138)	(33,138)
Balances at December 31, 2025	175,399,488	$ 18	$ 507,347	$ (141)	$ (387,802)	$ 119,422

The accompanying notes are an integral part of these consolidated financial statements.

EVOLV TECHNOLOGIES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

72

		Year Ended December 31,		
		2025		**2024**
Cash flows from operating activities:				
Net loss	$	(33,138)	$	(54,017)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation and amortization		24,340		17,375
Write-off of inventory and change in inventory reserve		2,891		2,578
Loss on impairment of property and equipment		—		224
Loss on impairment of intangible asset		—		983
Loss on disposal of property and equipment		3,787		—
Stock-based compensation		21,096		24,756
Non-cash interest expense		482		—
(Accretion) amortization of (discount) premium on marketable securities, net of change in accrued interest		(126)		447
Non-cash lease expense		1,690		1,420
Change in allowance for expected credit losses		(134)		152
Change in fair value of earn-out liability		(12,435)		(16,310)
Change in fair value of contingently issuable/returnable common stock liability/asset		(2,614)		(2,529)
Change in fair value of public warrant liability		(435)		(6,592)
Changes in operating assets and liabilities				
Accounts receivable		(2,315)		(6,997)
Inventory		9,118		(7,852)
Commission assets		(933)		(1,360)
Contract assets		563		905
Other assets		750		467
Prepaid expenses and other current assets		(22,577)		(964)
Accounts payable		3,775		192
Deferred revenue		6,868		12,815
Accrued expenses and other current liabilities		18,902		4,534
Operating lease liability		(886)		(1,080)
Net cash provided by (used in) operating activities		18,669		(30,853)
Cash flows from investing activities:				
Development of internal-use software		(5,627)		(6,125)
Purchases of property and equipment		(31,367)		(31,189)
Purchases of marketable securities		(39,388)		(29,367)
Proceeds from maturities of marketable securities		34,556		65,282
Net cash used in investing activities		(41,826)		(1,399)
Cash flows from financing activities:				
Proceeds from exercise of stock options		9,085		1,809
Proceeds from long-term debt		26,316		—
Net cash provided by financing activities		35,401		1,809
Effect of exchange rate changes on cash and cash equivalents		(109)		21
Net increase (decrease) in cash and cash equivalents		12,135		(30,422)
Cash and cash equivalents				
Cash, cash equivalents, and restricted cash at beginning of period		37,015		67,437
Cash and cash equivalents at end of period	$	49,150	$	37,015
Supplemental disclosure of cash flow information				
Cash paid for interest	$	1,249	$	—
Supplemental disclosure of non-cash activities				
Transfer of property and equipment to inventory	$	4,519	$	1,345
Capital expenditures incurred but not yet paid		3,733		5,493
Capitalization of stock compensation		1,117		941
Operating lease liabilities arising from obtaining right-of-use assets		—		14,218
Conversion of contingently issuable common stock		3,672		—

The accompanying notes are an integral part of these consolidated financial statements.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

Evolv Technologies Holdings, Inc. (the "Company"), a Delaware corporation, is a leading security technology company pioneering Artificial Intelligence ("AI")-powered screening solutions designed to help create safer environments while maintaining efficient visitor flow and a positive visitor experience. The Company serves customers across a range of end markets, including education, healthcare, sports, live entertainment, tourist attractions, houses of worship, and industrial workplaces.

The Company offers two major products, Evolv Express® and Evolv eXpedite™, which are designed to efficiently screen high volumes of people and bags for concealed threats. These products and their associated services are designed to capture valuable visitor data customers can leverage to inform their security operations, while providing end-users with an approachable and non-intrusive security experience. The Company is headquartered in Waltham, Massachusetts.

As used in this Annual Report on Form 10-K, unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," the "Company" and "Evolv" refer to the consolidated operations of Evolv Technologies Holdings, Inc. and its wholly owned subsidiaries, which include Evolv Technologies, Inc., Evolv Technologies UK Ltd. ("Evolv UK") and Give Evolv LLC. References to "NHIC" refer to our legal predecessor, a special-purpose acquisition company, prior to the consummation of our business combination on July 16, 2021 (the "Merger"), and references to "Legacy Evolv" refer to Evolv Technologies, Inc. dba Evolv Technology, Inc. prior to the consummation of the Merger. The Merger was contemplated by the Agreement and Plan of Merger, dated March 5, 2021, with NHIC Sub Inc., NHIC, and Legacy Evolv, as amended by that certain First Amendment to Agreement and Plan of Merger dated June 5, 2021 (as amended, the "Merger Agreement").

Liquidity and capital resources

In accordance with Accounting Standards Update ("ASU") No. 2014-15, Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company's financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company's primary requirements for liquidity and capital are working capital, inventory management, capital expenditures, debt obligations, and general corporate needs. The Company expects these needs to continue as it develops and grows its business. As of December 31, 2025, the Company had $69.0 million in cash, cash equivalents, and marketable securities, with outstanding debt of $30.0 million and available additional debt of up to $45.0 million, as detailed below. The Company incurred a net loss of $33.1 million and $54.0 million for the years ended December 31, 2025 and 2024, respectively. Operating activities resulted in cash inflow of $18.7 million and cash outflow of $30.9 million during the years ended December 31, 2025 and 2024, respectively. The Company expects to continue to generate losses for the foreseeable future.

The Company maintains substantially all of its cash, cash equivalents, and marketable securities in accounts with U.S. and multi-national financial institutions and its cash deposits at these institutions exceed Federal Deposit Insurance Corporation insured limits. The Company does not believe it is exposed to any unusual credit risk or deposit concentration risk beyond the ordinary credit risk associated with commercial banking relationships.

On July 29, 2025 (the "Closing Date"), the Company entered into a $75.0 million credit, security, and guaranty agreement with MidCap Financial Trust and the other lenders party thereto (the "MidCap Credit Agreement"), the proceeds of which will be used for general corporate purposes, including to support growing long-term demand for the Company's pure subscription sales model. The MidCap Credit Agreement provided an initial $30.0 million term loan facility (the "Initial Term Loan"), a $30.0 million delayed draw facility (the "Delayed Draw Term Loan") (available for drawdown during the two-year period following the Closing Date), and a $15.0 million revolving line of credit (the "Revolving Credit Facility"), each with a maturity date of July 1, 2030 (collectively, the "Senior Secured Credit Facilities"). On the Closing Date, the Company received net proceeds of $26.6 million, after deducting $3.4 million in debt issuance costs paid at

74

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

closing. As of December 31, 2025, $30.0 million under initial term loan was drawn and outstanding, while the $30.0 million delayed draw facility and $15.0 million revolving credit facility remained undrawn and available. See Note 12, Long-term Debt for additional information.

The Company expects its cash, cash equivalents, and marketable securities of $69.0 million as of December 31, 2025, together with cash it expects to generate from future operations and borrowing availability under the Senior Secured Credit Facilities, will be sufficient to fund its operating expenses and capital expenditure requirements for a period of at least twelve months from the date of this Annual Report on Form 10-K. As the Company is in the growth stage of its business and operates in an emerging field of technology, the Company expects to continue to strategically and carefully invest in various areas of the business to support that growth.

Under the MidCap Credit Agreement, the Company is also required to comply with certain customary reporting requirements of periodic financial results and affirmative and negative covenants, including; (1) a minimum ending balance for annual recurring revenue ("ARR"), as defined, that begins at $106.0 million on December 31, 2025 and increases quarterly thereafter; (2) minimum liquidity, as defined, of 50% of outstanding borrowings. This covenant would cease to apply following the resolution of certain litigation and regulatory matters; and (3) a minimum EBITDA covenant that takes effect on June 30, 2027. As of December 31, 2025, the Company is in full compliance with all applicable covenant requirements, and expects to remain in compliance for a period of at least twelve months from March 10, 2026.

Risks and uncertainties

There is significant uncertainty in the current geopolitical and macroeconomic environment due to various factors, including but not limited to inflationary pressures globally, conflicts in Europe and the Middle East, and foreign currency volatility and their impacts on the Company's business. If economic conditions were to worsen, the Company's results of operations, financial condition, and cash flows from operations may be materially and adversely impacted.

Additionally, there continues to be significant uncertainty regarding recent changes and potential future developments related to increased trade restrictions, tariffs or taxes on imports or exports relating to countries where we source or sell materials or products. The exact magnitude of any potential impact remains uncertain, as there may be further changes to tariffs and policies and, consequently, potential increased tension between the U.S. and targeted countries, and the Company's financial condition and results of operations could be adversely affected.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Reclassifications

During the three months ended March 31, 2025, the Company began classifying restructuring charges, which includes termination charges arising from severance obligations, incremental non-cash expense, and other customary employee benefit payments in connection with a reduction in force, within restructuring costs on the consolidated statements of operations and comprehensive loss, whereas the restructuring costs for these services had previously been included in cost of service revenue, research and development expenses, sales and marketing expenses, and general and administrative expenses. These reclassifications were made to align the presentation of restructuring charges with the Company's internal reporting and analysis. The reclassifications increased gross profit by $0.2 million for the year ended December 31, 2024 and did not impact total loss from operations or total net loss for any period. Prior year amounts included in this Annual Report on Form 10-K have been reclassified to conform to the current presentation.

For the year ended December 31, 2024, the reclassifications resulted in an increase in restructuring costs of $0.9 million, and a corresponding decrease in cost of service revenue, sales and marketing expenses, and general and administrative expenses of $0.2 million, $0.7 million, and less than $0.1 million, respectively.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended September 30, 2025, the Company recorded an out-of-period correction to decrease other income (expense) by $0.9 million, decrease contingently issuable common stock liability by $2.3 million, increase other assets by $2.0 million and increase additional paid in capital by $3.4 million. The out-of-period adjustment was recorded to correct the accounting for the fair value of the contingently issuable common shares and the contingently returnable common stock, as described in more detail in Note 4, Fair Value Measurements. Management evaluated the accounting impacts on prior periods based on the historical dates of transfers, concluding that such impacts were not material to the historical financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include but are not limited to calculating the standalone selling price for revenue recognition, the valuation of inventory, the expensing and capitalization of costs associated with internal-use software, stock-based awards, the valuation of the contingent earn-out liability, the valuation of the contingently issuable common stock, and the valuation of the public warrant liability. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risk of Concentrations of Credit, Significant Customers and Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, and accounts receivable, net. We maintain substantially all of our cash and cash equivalents with U.S. and multi-national financial institutions, and our deposits are generally in excess of federally insured limits. The Company maintains its cash, cash equivalents, and marketable securities with financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Significant customers are those which represent more than 10% of the Company's total revenue or accounts receivable, net balance at each respective balance sheet date. The following table presents a customer that represents 10% or more of the Company's total revenue for the years ended December 31, 2025 and 2024. The customer shown is a reseller partner of the Company.

	Year Ended December 31, 2025	Year Ended December 31, 2024
Customer B	15.3 %	12.6 %
	15.3 %	12.6 %

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents customers that represent 10% or more of the Company's accounts receivable, net.

| | December 31, | |
	2025	2024
Columbia Tech	*	11.0 %
Customer A	*	11.3 %
Customer B	15.1 %	*
	15.1 %	22.3 %

* Less than 10%

The Company depends on its primary third-party contract manufacturer for the production of its security screening systems. While there are several potential contract manufacturers for most of these products, all systems are currently manufactured, assembled, tested, and packaged by Columbia Tech. On November 5, 2025, the Company entered into a non-exclusive contract manufacturing agreement with Plexus Corp. In most cases, the Company relies on these manufacturers to procure components and, in some cases, provide manufacturing engineering work. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers to satisfactorily deliver its products to its customers on time, if at all, which could have a material adverse effect on the Company's operating results, financial condition, and cash flows and damage its customer relationships.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

Marketable Securities

Marketable securities are reported at fair value and, at December 31, 2025, are comprised solely of zero coupon U.S. treasury bills with maturities of greater than three months but less than one year that are classified as available-for-sale debt securities. The Company considers an available-for-sale debt security to be impaired if the fair value of the investment is less than its amortized cost basis. The entire difference between the amortized cost basis and the fair value of the Company's available-for-sale debt securities is recognized on the consolidated statements of operations as an impairment if, (i) the fair value of the security is below its amortized cost and (ii) the Company intends to sell or is more likely than not required to sell the security before recovery of its amortized cost basis. If neither criterion is met, the Company evaluates whether the decline in fair value is due to credit losses or other factors. In making this assessment, the Company considers the changes to the rating of the security by third-party rating agencies, and adverse conditions specific to the security, among other factors. If the Company's assessment indicates that a credit loss exists, the credit loss is measured based on the Company's best estimate of the cash flows expected to be collected. When developing its estimate of cash flows expected to be collected, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts.

Unrealized gains and losses, net of tax, on marketable securities, if any, are recognized in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Realized net gains and losses on marketable securities, if any, are reflected in interest income in the accompanying consolidated statements of operations and comprehensive loss.

Fair Value Measurements of Financial Instruments

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's cash equivalents, marketable securities, contingent earn-out liability, contingently issuable/returnable common stock liability/asset, and public warrant liability are carried at fair value, determined according to the fair value hierarchy described above (see Note 4). The fair value of the treasury bills, which are classified as Level 2 securities, is calculated by a third-party pricing service and is based on estimates obtained from various sources. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and other accrued expenses approximate fair values due to their short-term nature of these assets and liabilities. The carrying value of the Company's long-term debt approximates its fair value (a Level 2 measurement) at each balance sheet date due to its variable interest rate, which approximates a market interest rate.

Assets that are measured at fair value on a non-recurring basis primarily relate to inventories and property and equipment. We do not periodically adjust carrying value to fair value for inventories and property and equipment. Rather, the carrying value of the asset is reduced to its fair value when we determine that impairment has occurred.

Contingent Earn-out

In connection with the Merger and pursuant to the Merger Agreement, certain of the Legacy Evolv's shareholders and Legacy Evolv Service Providers were entitled to receive additional shares of the Company's common stock (the "Earn-Out Shares") upon the Company achieving certain milestones. On March 8, 2026, the earn-out period expired and no triggering events were achieved. Accordingly, all Earn-Out Shares expired and were not issued. As of December 31, 2025, the Company recorded a liability for the contingent earn-out arrangement in accordance with ASC 815, with changes in fair value recognized in other income (expense).

The milestones for the Earn-Out Shares were as follows:

- Triggering Event I – a one-time issuance of a number of Earn-Out Shares equal to 5,000,000 shall occur if, by March 8, 2026, the price of the Company's common stock was greater than $12.50 per share for any 20 trading days within any 30 trading day period.

- Triggering Event II – a one-time issuance of a number of Earn-Out Shares equal to 5,000,000 shall occur if, by March 8, 2026, the price of the Company's common stock was greater than $15.00 per share for any 20 trading days within any 30 trading day period.

- Triggering Event III – a one-time issuance of a number of Earn-Out Shares equal to 5,000,000 shall occur if, by March 8, 2026, the price of the Company's common stock was greater than $17.50 per share for any 20 trading days within any 30 trading day period.

In accordance with *ASC 815 – Derivatives and Hedging*, the earn-out arrangement with the Legacy Evolv shareholders is accounted for as a liability and subsequently remeasured at each reporting date with changes in fair value recorded as a change in fair value of contingent earn-out liability in other income (expense), net in the consolidated statements of operations and comprehensive loss.

The estimated fair value of the contingent earn-out shares was determined using a Monte Carlo simulation that simulated the future path of the Company's stock price over the earn-out period. The significant assumptions utilized in the

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

calculation are based on the achievement of certain stock price milestones including projected stock price, volatility, drift rate, percentage of change in control and expected term.

The contingent earn-out liability is categorized as a Level 3 fair value measurement (see Note 4) because the Company estimates projections during the earn-out period utilizing unobservable inputs, including various potential pay-out scenarios. Contingent earn-out payments involve certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

The Earn-Out Shares issued to employees, officers, directors, and non-employees are based on achievement of certain target share price contingencies and for the employees and officers, subject to continued employment, (the "Earn-Out Service Providers") represents share-based compensation and is included in additional paid-in capital on the Company's balance sheet. Corresponding stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or by the nature of the services provided by consultants are classified. As a condition to being issued Earn-Out Shares, the Earn-Out Service Providers must still be providing services to the Company on the date of the issuance of the shares. If the relationship with the service provider is terminated prior to the issuance of the Earn-Out Shares, the shares will be redistributed to the remaining participants in the Earn-Out Shares.

Contingently Issuable Common Stock and Contingently Returnable Common Stock Asset

Prior to the Merger, NewHold Industrial Technology Holdings, LLC, the sponsor of the NHIC special purpose acquisition company owned 4,312,500 shares of NHIC Class B common stock (the "Founder Shares). Upon the closing of the Merger, NHIC Class A and Class B common stock became the Company's common stock. The Founder Shares outstanding were subject to certain share-performance-based vesting provisions as follows:

- Vesting Provision I – 1,897,500 shares of the Company's common stock shall vest and no longer be subject to forfeiture as of the Merger;

- Vesting Provision II – if within five years following the closing of the Merger, the last reported sale price of the Company's common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period, then 948,750 shares of the Company's common stock shall vest and no longer be subject to forfeiture and

- Vesting Provision III – if within five years following the closing of the Merger, the last reported sale price of the Company's common stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, then 948,750 shares of the Company's common stock) shall vest and no longer be subject to forfeiture.

The remaining 517,500 Founder Shares were contributed to Give Evolv LLC.

If Vesting Provision II and/or Vesting Provision III are not satisfied, the corresponding number of shares specified shall be forfeited and no longer issued and outstanding. If there is a Change of Control event prior to Vesting Provision II and/or Vesting Provision III are satisfied, the Founder shares are no longer subject to forfeiture and shall vest immediately upon the occurrence of a Change of Control event.

In accordance with *ASC 815 – Derivatives and Hedging*, the contingently issuable common stock is accounted for either as a liability, if still held at the Company's transfer agent, or as an asset as described below, and subsequently remeasured at each reporting date with changes in fair value recorded as change in fair value of contingently issuable/returnable common stock liability/asset in other income (expense), net in the consolidated statements of operations and comprehensive loss. When the Vesting Provisions have been achieved and the contingently issuable common shares are issued, the Company will reclassify the corresponding amount from a liability to additional paid-in-capital and common stock at par value of $0.0001 per share.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the Founder Shares arrangement, Founder Shares may be transferred to third parties, subject to certain conditions. The unvested shares must be returned to the Company if the specified vesting conditions are not met. As of December 31, 2025, a total of 729,570 unvested shares had been transferred to individual brokerage accounts, resulting in a reduction to the contingently issuable common stock liability and recognition of the value of the shares as outstanding equity. The contractual obligation of the holders to return the transferred shares upon failure to meet vesting conditions is accounted for as a freestanding financial asset. This asset was initially recognized at fair value and is remeasured at each reporting date with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss.

The estimated fair value of the contingently issuable common shares and the contingently returnable common stock asset was determined using a Monte Carlo simulation that simulated the future path of the Company's stock price over the earn-out period. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones including expected stock price volatility, risk-free rate of return, likelihood of change in control, and remaining term.

The contingently issuable common shares and the contingently returnable common stock asset are categorized as a Level 3 fair value measurement (see Note 4) because the Company estimates projections during the earn-out period utilizing unobservable inputs, including various potential pay-out scenarios. Contingently issuable shares and the contingently returnable common stock asset involve certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

Public Warrant Liability

In connection with the closing of the Merger, the Company assumed warrants for the purchase of 14,325,000 shares of common stock at an exercise price of $11.50 (the "Public Warrants"). The Public Warrants are classified as a liability pursuant to ASC 815 – *Derivatives and Hedging* as the equity derivative scope exception was not met and are measured at fair value, with the changes in fair value reported in earnings as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss with the offset to additional paid in capital.

Leases as a Lessee

The Company accounts for leases in accordance with ASC 842, *Leases*. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company (when the Company is the lessee). Where the Company is the lessee, for each lease with a term greater than twelve months, the Company records a right-of-use asset and lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the use of the asset over the lease term. Lease liabilities are measured at lease commencement and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the amount of the initial lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with a lease term of twelve months or less.

Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's operating leases are presented in the consolidated balance sheet as operating lease right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are expensed when the events determining the amount of variable consideration to be paid have occurred.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined using the weighted average method. The Company regularly reviews inventory quantities on-hand for excess and obsolete inventory and, when circumstances indicate, records charges to write down inventories to their estimated net realizable value, after evaluating historical sales, future demand, market conditions and expected product life cycles. Such charges are classified as product cost of revenues in the consolidated statement of operations and comprehensive loss. Any write-down of inventory to net realizable value creates a new cost basis. The Company recorded $2.9 million and $2.6 million in inventory write-offs and change in inventory reserves during the years ended December 31, 2025 and 2024, respectively. Inventory reserves and write-offs primarily related to Evolv Edge systems and prior generation Evolv Express systems and related components, as well as other inventory that was determined to be obsolete or unsellable.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized using the straight-line method over the estimated useful life of each asset, as follows:

	Estimated Useful Life
Computers and telecommunications equipment	3 years
Lab equipment	5 years
Software	4 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life of 7 years or remaining lease term
Leased equipment	7 years
Internal-use software	4 years
Sales demo equipment	7 years
Vehicles	5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Leasehold improvements are depreciated using the straight-line method over the lesser of the lease term or its estimated economic useful life. Lease terms are used based upon the initial lease agreement and do not consider potential renewals or extensions until such time that the renewals or extensions are contracted. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statements of operations and comprehensive loss in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. The Company recorded $3.8 million of loss on disposal of property and equipment during the year ended December 31, 2025. There was no loss on disposal of property and equipment during the year ended December 31, 2024.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's leases for leased equipment generally are 48 months. The Company's subscription contracts are generally classified as operating leases because title does not transfer and they do not meet any of the other criteria to be recognized as a sales type lease per Accounting Standards Codification 842 – *Leases* ("ASC 842").

The Company evaluates property and equipment for obsolescence and impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations and comprehensive loss when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss is based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company recorded impairment losses of $0.2 million during the year ended December 31, 2024, which related primarily to Evolv Express systems and IT equipment that were taken out of service and retired. There was no impairment loss during the year ended December 31, 2025.

The Company capitalizes certain software development costs, including consulting costs and compensation expenses for employees who devote time to the development projects, beginning upon completion of the preliminary project stage (in relation to internal-use software) or upon establishment of technological feasibility (in relation to software embedded in products to be sold or leased), and through the date the software is ready for its intended use. The Company records software development costs in property and equipment, net. Costs incurred in the preliminary stages of development activities and post implementation are expensed in the period incurred and are recorded in research and development expense in the consolidated statements of operations and comprehensive loss. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality.

Once the project is available for general release, capitalization ceases, and the asset can begin amortization. Capitalized software costs are amortized on a straight-line basis over their estimated useful life, which is generally four years, and are recorded in cost of subscription revenue and cost of service revenue in the consolidated statements of operations and comprehensive loss.

Debt and Debt Issuance Costs

Debt is initially recognized at the amount of proceeds received, net of directly attributable issuance costs. The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with the issuance of debt as debt issuance costs. Debt issuance costs are recorded as a direct reduction of the carrying amount of the associated debt on the consolidated balance sheet and amortized as interest expense on the consolidated statement of operations and comprehensive loss using the effective interest method.

For undrawn delayed draw and revolving line of credit facilities, commitment fees and related costs are costs incurred in exchange for access to capital. These fees are paid regardless of whether the funds are drawn down. Such costs associated with delayed draw facility are capitalized as prepaid expenses and other current assets and other assets in our consolidated balance sheets, and such costs associated with revolving line of credit are capitalized as other assets in our consolidated balance sheets. The capitalized costs are amortized as interest expense on a straight-line basis over the access period. If drawdown of the delayed draw facility becomes probable, the remaining unamortized costs are reclassified as contra-debt and amortized using the effective interest method. If it becomes probable that the delayed draw facility will not be drawn during the access period, the remaining unamortized cost will be recognized as expense in the period that determination was made.

Segment Information

The Company determined that it has one operating segment after considering the Company's organizational structure and the information regularly reviewed and evaluated by the Company's chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has determined that its CODM is

82

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

its President and Chief Executive Officer. The CODM reviews the financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. On the basis of these factors, the Company determined that it operates and manages its business as one operating segment, that develops, manufactures, markets and sells security screening products and specific services, and accordingly has one reportable segment for financial reporting purposes. Refer to Note 21, Segment Information, for more detail.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification 606 – *Revenue from Contracts with Customers ("*ASC 606"). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In order to achieve this core principle, the Company applies the following five steps when recording revenue: (1) identify the contract, or contracts, with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when, or as, performance obligations are satisfied.

The Company derives revenue from (1) subscription arrangements generally accounted for as operating leases, including SaaS and maintenance, (2) the sale of products, (3) SaaS and maintenance related to products sold to customers either by the Company or by Columbia Tech pursuant to the Distribution and License Agreement (as defined below), (4) license fees related to the Distribution and License Agreement (as defined below), and (5) professional services, including installation, training, and event support. Maintenance consists of preventative maintenance, technical support, bug fixes, and when-and-if available threat updates. Our arrangements are generally noncancelable and nonrefundable after ownership passes to the customer. Revenue is recognized net of sales tax.

Distribution and License Agreement

In March 2023, the Company entered into a distributor licensing agreement (the "Distribution and License Agreement") with Columbia Electrical Contractors, Inc. ("Columbia Tech"). Columbia Tech, a wholly-owned subsidiary of Coghlin Companies, serves as the Company's primary contract manufacturer. Under this arrangement, the Company has granted a license of its intellectual property to Columbia Tech, which contracts directly with certain of the Company's resellers to fulfill sales demand where the end-user customer prefers to purchase the hardware equipment as opposed to lease the equipment. Columbia Tech pays the Company a hardware license fee for each system it manufactures and sells under the agreement. In these instances, the Company still contracts directly with the reseller to provide a multi-year SaaS and maintenance subscription to the end-users. The Distribution and License Agreement expired on December 31, 2025, and the Company no longer offers the distributor license model.

The Company has assessed whether it operates as the principal or as an agent in relation to the sale of product made by Columbia Tech to the Company's resellers pursuant to the Distribution and License Agreement. The Company considered various factors, including but not limited to, inventory risk, discretion in establishing pricing, and which entity is primarily responsible for fulfillment. Based on an evaluation of the facts and circumstances, the Company concluded that Columbia Tech is the principal in the arrangement. The Company therefore does not recognize revenue in relation to sales of product pursuant to the Distribution and License Agreement, but does recognize revenue in relation to license fees received from Columbia Tech and the SaaS and maintenance subscription contracts, each as further described below.

Product Revenue

The Company derives revenue from the sale of its Evolv Express and Evolv eXpedite equipment and related add-on accessories to customers. Revenue is recognized when control of the product has transferred to the customer, which follows the terms of each contract. Products are predominantly sold with distinct services, which are described in the services section below.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subscription Revenue - Leases as Lessor

Subscription revenue consists of revenue derived from leasing Evolv Express and Evolv eXpedite systems to customers. Lease terms are typically four years, generally do not include unilateral options by either the Company or our customer to extend, terminate or to purchase the underlying asset, and customers generally pay either a quarterly or annual fixed payment for the lease, SaaS, and maintenance elements over the contractual lease term. There are no variable lease payments as a part of these arrangements.

The accounting provisions we use to classify transactions as sales-type are: (i) whether the lease transfers ownership of the equipment by the end of the lease term, (ii) whether the lease grants the customer an option to purchase the equipment and the customer is reasonably certain to do so, (iii) whether the lease term is for the major part of the economic life of the underlying equipment, (iv) whether the present value of the lease payments, and any residual value guaranteed by the customer that is not already reflected in the lease payments, is equal to or greater than substantially all of the fair market value of the equipment at the commencement of the lease, and (v) whether the equipment is specific to the customer and of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term. Leasing arrangements meeting any of these conditions are accounted for as sales-type leases and revenue attributable to the lease component is recognized in a manner consistent with product revenue and the related equipment is derecognized with the associated expense presented as a cost of revenue. Leasing arrangements that do not meet the criteria for classification as a sales-type lease will be accounted for as a direct-financing lease if the following two conditions are met: (i) the present value of the lease payments, and any residual value guaranteed by the customer that is not already reflected in the lease payments and any other third party unrelated to the Company, is equal to or greater than substantially all of the fair market value of the equipment at the commencement of the lease, and (ii) it is probable that the Company will collect the lease payments and amounts necessary to satisfy a residual value guarantee. Leasing arrangements that do not meet any of the sales-type lease or direct-financing lease classification criteria are accounted for as operating leases and revenue is recognized straight-line over the term of the lease. Historically, nearly all of the Company's equipment leases have been classified as operating leases.

The Company considers the economic life of most of Evolv Express and Evolv eXpedite systems to be seven years. The Company believes seven years is representative of the period during which the equipment is expected to be economically usable by one or more users, with normal service, for the purpose for which it is intended. The unguaranteed residual value is estimated to be the value at the end of the lease term based on the anticipated fair market value of the units. The Company mitigates residual value risk of our leased equipment by performing regular management and maintenance, as necessary.

Generally, lease arrangements include both lease and non-lease components. The lease component relates to the customer's right-to-use the equipment over the lease term. The non-lease components relate to (1) distinct services, such as SaaS and maintenance, (2) any add-on accessories, and (3) professional services, including installation, training, and event. Professional services are included in license fees and other revenue, as described below, and add-on accessories are included in product revenue. Because the equipment, SaaS, and maintenance components of a subscription arrangement are recognized as revenue over the same time period and in the same pattern, the Company elected the practical expedient to aggregate non-lease components with the associated lease component and account for the combined component as a as a service arrangement under ASC 606. The equipment lease and SaaS/maintenance performance obligations are classified as a single category of subscription revenue in the consolidated statements of operations and comprehensive loss. The professional services represent distinct services provided to customers. These activities are considered separate performance obligations to the customer and therefore are considered non-lease components. As professional services are generally performed prior to lease commencement, the timing and pattern of transfer for these services differ from that of the lease component and are not eligible to be combined.

We exclude from variable payments all lessor costs that are explicitly required to be paid directly by a lessee on behalf of the lessor to a third party when those payments represent lessor costs that do not transfer a good or service to the lessee (e.g., property taxes and insurance).

Professional services are generally billed to the lessee as part of the lease contract billing, according to various contractual terms. Professional services costs incurred by the Company are accounted for as a fulfillment cost and are included in the cost of license fees and other revenue in the consolidated statements of operations and comprehensive loss.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Service Revenue

Service revenue consists of subscription-based SaaS and maintenance revenue related to Evolv Express and Evolv eXpedite systems sold to customers, either directly by us through our purchase subscription model or by our distributor through our distributor license model. We no longer offer the distributor license model for new unit sales. Customers generally pay an annual fixed payment for SaaS and maintenance. SaaS and maintenance revenue is recognized ratably over the period of the arrangement, which is typically 4 years.

License Fee and Other Revenue

License fee and other revenue includes license fee revenue from the Distribution and License Agreement, revenue from professional services, and other one-time revenue. License fee revenue is recognized upon the shipment of product from our third-party manufacturer to the reseller. Revenue for professional services is recognized upon transfer of control of these services, which are normally rendered over a short duration. Revenue for professional services and other one-time revenue, which had previously been included in service revenue, has been reclassified for prior periods to License fee and other revenue on the consolidated statements of operations and comprehensive loss. During the three months ended September 30, 2025, we discontinued quoting under the Distribution and License Agreement, which expired on December 31, 2025. While any outstanding quotes under the expired agreement will be honored, all new quotes for end-user customers wishing to purchase the hardware equipment will be fulfilled through our purchase subscription model going forward.

Revenue from Reseller Partners

A portion of the Company's revenue is also generated by sales to its reseller partners. When the Company transacts with a reseller partner, its contractual arrangement is with the reseller partner and not with the end-use customer. In these transactions, the reseller partner is considered the customer; the Company has discretion over the pricing to the reseller partner and maintains overall control of the inventory and sales process to the reseller partner. Right of return does not generally exist. Whether the Company transacts with a reseller partner and receives the order from a reseller partner or directly from an end-use customer, its revenue recognition policy and resulting pattern of revenue recognition is the same.

Transaction Price

The transaction price is the amount of consideration that the Company expects to be entitled for providing goods and services under a contract, which includes fixed amounts, and on rare occasions, variable consideration. The Company may also provide discounts to customers which reduce the transaction price. On infrequent occasions, the Company may offer customers the option to purchase additional goods and services at a fixed price. In these circumstances, the Company assesses whether these offers constitute a material right, and if so, the Company would account for the material right as a separate performance obligation. The Company does not normally provide for rights of returns to customers on product sales and, therefore, does not record a provision for returns. Amounts paid or payable to customers, including those related to sponsorship arrangements, are recognized as a reduction of the transaction price, and therefore, of revenue unless the payment is in exchange for a distinct good or service, which has typically not been the case to date.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct product or service to a customer that is both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available, and is distinct in the context of the contract, whereby the transfer of the product or service is separately identifiable from other promises in the contract.

Equipment is sold or leased with embedded software, which is considered a single performance obligation. Maintenance, which includes preventative maintenance, future updates, security threat updates, and minor bug fixes on a when-and-if available basis, is considered a single performance obligation. SaaS, which includes data-driven security information and analytics insights, is also considered a performance obligation. Professional services, including installation, training, and event support, are considered separate performance obligations and are included within license fee and other revenue. Any add-on accessories are also considered separate performance obligations and are included in product revenue.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Payment terms

Payment terms for customer orders are typically 30 days after the shipment of the product. Generally, the Company's contracts do not contain a significant financing component.

Multiple Performance Obligations within an Arrangement

The Company's contracts may include multiple performance obligations when customers purchase a combination of products and services. When the Company's customer arrangements have multiple performance obligations that contain an equipment lease for the customer's use as well as distinct services that are delivered simultaneously, the Company allocates the arrangement consideration between the lease deliverables and non-lease deliverables based on the relative estimated SSP of each distinct performance obligation. For multiple performance obligation arrangements that do not contain a lease, the Company allocates the contract's transaction price to each performance obligation on a relative SSP basis. The Company determines SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, the Company estimates the SSP taking into account available information such as market conditions, internally approved pricing guidelines, and observable pricing data such as standard cost metrics related to the performance obligation.

Commissions

The Company incurs and pays commissions on sales of its products and services. The Company applies the practical expedient for contracts less than one year in duration to expense the commission costs in the period in which they were incurred. Commissions on product sales and services are expensed in the period in which the related revenue is recognized. Commissions on subscription arrangements and maintenance are expensed ratably over the life of the contract.

Partner Rebate Program

For the fiscal year 2025, the Company implemented a channel partner rebate program (the "Rebate Program") for eligible resellers. Under the Rebate Program, eligible resellers that attain at least 25% of their current fiscal year total contract value ("TCV") target ("Annual Target") in a given quarter are eligible for a rebate based upon a percentage of their TCV for that quarter. In addition, resellers that meet their Annual Target are eligible for a one-time rebate based upon a percentage of their total fiscal year TCV, applied as a credit in the subsequent fiscal year. All rebates are issued as credits against future purchases, and no cash rebates are paid. Unused rebate credits are forfeited in the event of a reseller agreement termination.

The Company recognizes an accrued liability related to the Rebate Program in accrued expenses and other current liabilities in our condensed consolidated balance sheets and recognizes the rebates as reduction of revenue.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, officers, directors and non-employees based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The vesting period for stock options is generally four years and the vesting period for restricted stock units is generally three years. The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or by the nature of the services provided by consultants are classified. The Company issues stock-based awards with service-based vesting conditions and records the expense for these awards using the straight-line method. Forfeitures are accounted for as they occur.

In January 2021, the Company granted warrants (the "Finback Common Stock Warrants") exercisable for 2,552,913 shares of common stock at an exercise price of $0.42 per share to Finback Evolv OBH, LLC ("Finback"), a consulting group affiliated with one of the Company's shareholders. The Finback Common Stock Warrants vested upon meeting certain sales criteria as defined in a business development agreement (the "Finback BDA") which has a term of three years and an expiration date of January 2031. As of December 31, 2025, all 1,221,296 of the Finback Common Stock Warrants were exercised. Consequently, there were no remaining Finback Common Stock Warrants that were exercisable or unvested, given the expiration of the 1-year tail period on January 1, 2024. The Finback Common Stock Warrants were

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accounted for under ASC 718 *Compensation - Stock Compensation* as the warrants vested upon certain performance conditions being met.

Prior to the closing of the Merger, there was not a public market for the shares of the Company's common stock. The Company's determination of the fair value of stock options on the date of grant utilized the Black-Scholes option-pricing model and was impacted by its common stock price, as determined by the Board of Directors with input from the Company's management, as well as changes in assumptions regarding a number of subjective variables. These variables included, but were not limited to, the expected term that options remained outstanding, the expected common stock price volatility over the term of the option awards, risk-free interest rates, and expected dividends. The Company valued its common stock taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors since the date of the most recent contemporaneous valuation through the date of grant. After the closing of the Merger, the Company determines the fair value of each share of common stock underlying stock-based awards based on the closing price of the Company's common stock as reported by Nasdaq on the date of grant.

Pursuant to the Merger Agreement, the Company was to issue 15,000,000 earn-out shares of the Company's common stock to Legacy Evolv shareholders and Legacy Evolv Service Providers including employees, officers, directors, and non-employees based on the achievement of certain target share price contingencies to be achieved by March 8, 2026 and subject to continued employment. The Company classifies the share-based compensation arrangement with Legacy Evolv Service Providers as equity on its balance sheet and corresponding stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or by the nature of the services provided by consultants are classified. As of December 31, 2025, of the total 15,000,000 earn-out shares of the Company's common stock, 1,137,846 earn-out shares could be earned by the Legacy Evolv Service Providers and were subject to the stock-based compensation guidance. As a condition for earn-out shares being issued to Earn-Out Service Providers, the service provider must be providing services to the Company on the date of the issuance of the shares. If the relationship with the service provider were to be terminated prior to the issuance of the Earn-Out Shares, the shares would be redistributed to the remaining participants in the Earn-Out Shares. As of March 8, 2026, none of the targets required for issuance had been met, and thus no earn-out shares became issuable.

Additionally, beginning in 2025, the Company began granting Market-based Stock Units ("MSUs") to certain of its employees. These MSUs are subject to certain vesting conditions based on the appreciation of the Company's stock price as well as continued service over a specified term. The estimated grant date fair value of MSUs granted by the Company is determined using a Monte Carlo simulation that simulates the future path of the Company's stock price throughout the performance period. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones including expected stock price volatility, risk-free rate of return, and remaining term.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

The Company assesses the likelihood that its deferred tax assets will be recovered from future sources of income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by analyzing past operating results, estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

The Company evaluates at the end of each reporting period whether some or all the undistributed earnings of its foreign subsidiaries are permanently reinvested. The Company would recognize deferred income tax liabilities to the extent that management asserts that undistributed earnings of its foreign subsidiaries are not permanently reinvested and will not be permanently reinvested in the future. The Company will continue to evaluate its position in the future based on its future strategy and cash needs.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders for the impact to the extent a denominator adjustment is required. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including the dilutive effect of potential dilutive common shares as determined under the treasury stock method. For purposes of this calculation, outstanding stock options, convertible preferred stock, convertible notes, warrants to purchase common stock, and warrants to purchase preferred stock are considered potential dilutive common shares.

In periods in which the Company reported a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2025 and 2024.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures."* ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity may apply the amendments in ASU 2023-09 either prospectively to all annual periods beginning after December 15, 2024, or retrospectively to prior periods. The Company adopted this guidance prospectively effective December 31, 2025. This ASU addresses disclosures only, and as such the adoption of this guidance did not have any material effects on its financial condition, results of operations, or cash flows.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *"Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses."*, which includes amendments to require the disclosure of certain specific costs and expenses that are included in a relevant expense caption on the face of the income statement. Specific costs and expenses that would be required to be disclosed include: purchases of inventory, employee compensation, depreciation, and intangible asset amortization. Additionally, a qualitative description of other items is required, equal to the difference between the relevant expense caption and the separately disclosed specific costs. Further, in January 2025, the FASB issued ASU 2025-01, "*Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Clarifying the Effective Date)*" to clarify the effective date of ASU 2024-03. Early adoption is permitted. A public entity should apply the amendments in ASU 2024-03 and ASU 2025-01 prospectively to all annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this standard on the disclosures within the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, "*Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.*" The amendment in ASU 2025-05 provides entities with a practical expedient to simplify the estimation of expected credit losses by assuming that the current conditions as of the balance sheet date will not change for the remaining life of the asset. Early adoption is permitted, and this amendment is

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

applied prospectively. ASU 2025-05 is effective for all annual periods beginning after December 15, 2025 and interim periods within those annual periods. The Company is currently evaluating the impact of this standard on the disclosures within the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, "*Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.*", which amends guidance on capitalization of software development costs and introduces a probable-to-complete recognition threshold, along with factors to consider for evaluating significant development uncertainty. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual periods. Early adoption is permitted and this amendment is applied prospectively. The Company is currently evaluating the impact of this ASU on its accounting policies and disclosures within the consolidated financial statements.

3. Marketable Securities

Marketable securities as of December 31, 2025 consisted of the following:

| | December 31, 2025 | | | | | |
	Amortized Cost		Unrealized Gain/(Loss)		Fair Value	
U.S. Treasury bills	$	19,885	$	—	$	19,885
Total marketable securities	$	19,885	$	—	$	19,885

| | December 31, 2024 | | | | | |
	Amortized Cost		Unrealized Gain/(Loss)		Fair Value	
U.S. Treasury bills	$	14,927	$	—	$	14,927
Total marketable securities	$	14,927	$	—	$	14,927

Marketable securities at December 31, 2025 and December 31, 2024 are comprised solely of zero coupon U.S. treasury bills with maturities of greater than three months but less than one year that are classified as available-for-sale debt securities. Unrealized gains or losses were not material for each of the year ended December 31, 2025 and 2024. The accretion of discounts on marketable securities is included in interest income on the consolidated statements of operations and comprehensive income.

89

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Fair Value Measurements

The following tables present information about the Company's financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):

| | Fair Value Measurements at December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 39,406	$ —	$ —	$ 39,406
Treasury bills	—	19,885	—	19,885
Contingently returnable common stock asset	$ —	$ —	$ 4,094	$ 4,094
	$ 39,406	$ 19,885	$ 4,094	$ 63,385
Liabilities:				
Contingent earn-out liability	$ —	$ —	$ 374	$ 374
Contingently issuable common stock liability	—	—	1,809	1,809
Public Warrant liability	3,862	—	—	3,862
	$ 3,862	$ —	$ 2,183	$ 6,045

| | Fair Value Measurements at December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 28,946	$ —	$ —	$ 28,946
Treasury bills	$ —	$ 27,417	$ —	$ 27,417
	$ 28,946	$ 27,417	$ —	$ 56,363
Liabilities:				
Contingent earn-out liability	—	—	12,809	12,809
Contingently issuable common stock liability	—	—	4,001	4,001
Public Warrant liability	4,297	—	—	4,297
	$ 4,297	$ —	$ 16,810	$ 21,107

Money market funds are included in cash and cash equivalents on the consolidated balance sheets. As of December 31, 2025, U.S. treasury bills with maturities greater than 3 months, which totaled $19.9 million, are reflected as marketable securities. At December 31, 2024, U.S. treasury bills with maturities less than 3 months, which totaled $12.5 million, are included in cash and cash equivalents, while treasury bills with maturities greater than 3 months, which totaled $14.9 million, are reflected as marketable securities. The fair value of the treasury bills, which are classified as Level 2 securities, is calculated by a third-party pricing service and is based on estimates obtained from various sources.

The Company may also value its non-financial assets and liabilities, including items such as inventories and property and equipment, at fair value on a non-recurring basis if it is determined that impairment has occurred. Such fair value measurements use significant unobservable inputs and are classified as Level 3.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and other accrued expenses approximate fair value because of their short maturity.

The carrying value of the Company's long-term debt approximates its fair value (a Level 2 measurement) at each balance sheet date due to its variable interest rate, which approximates a market interest rate.

90

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During each of the years ended December 31, 2025 and 2024, there were no transfers between Level 1, Level 2, and Level 3.

Valuation of Contingent Earn-out

Pursuant to the Merger Agreement, the Legacy Evolv stockholders, immediately prior to the Merger, were entitled to receive additional shares of the Company's common stock upon the Company achieving certain milestones as described in Note 2. The Company's contingent earn-out shares were recorded at fair value as contingent earn-out liability upon the closing of the Merger and are remeasured each reporting period. As of December 31, 2025, no milestones have been achieved, and as of March 8, 2026, all contingent earn-out shares expired.

The fair value of the contingent earn-out is calculated using a Monte Carlo analysis in order to simulate the future path of the Company's stock price over the earn-out period. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the liability's estimated value. The significant assumptions used in the Monte Carlo model as of December 31, 2025 were as follows: 70% expected stock price volatility, a risk-free rate of return of 3.7%, a 5% likelihood of change in control, and a remaining term of 0.2 years. The assumed likelihood of change in control was reduced to 5% as of December 31, 2025 from 25% as of December 31, 2024, reflecting the shortened remaining term of less than one year.

The following table provides a rollforward of the contingent earn-out liability (in thousands):

Balance at December 31, 2023	$	29,119
Change in fair value		(16,310)
Balance at December 31, 2024	$	12,809
Change in fair value		(12,435)
Balance at December 31, 2025	$	374

The decrease in fair value of the contingent earn-out liability is primarily due to lowered probability to achieve the stock price milestones based on the Company's current stock price and a shorter remaining term.

Valuation of Contingently Issuable Common Stock and Contingently Returnable Common Stock Asset

Prior to the Merger, certain NHIC stockholders owned 4,312,500 Founder Shares. Of these shares, 1,897,500 shares vested at the closing of the Merger, 517,500 shares were transferred back to NHIC and then contributed to Give Evolv LLC, and the remaining 1,897,500 outstanding shares will vest upon the Company achieving certain milestones as described in Note 2 ("Vesting Conditions"). The Company's contingently issuable common shares were recorded at fair value on the closing of the Merger and are remeasured each reporting period. As of December 31, 2025, no milestones have been achieved.

Under the Founder Shares arrangement, Founder Shares may be transferred to third parties, subject to certain conditions. The unvested shares must be returned to the Company if the specified Vesting Conditions are not met. As of December 31, 2025, a total of 729,570 unvested shares had been transferred to individual stockholders' brokerage accounts. As of December 31, 2025, the fair value of the unvested shares recorded as additional paid in capital was $3.7 million. The contractual obligation of the holders to return unvested shares upon failure to meet Vesting Conditions is accounted for as a freestanding financial asset in accordance with ASC 815. This asset is initially recognized at fair value and remeasured at each reporting period. As of December 31, 2025, the Company recognized a $4.1 million contingently returnable common stock asset, which is included in other assets in our consolidated balance sheets. Management evaluated the accounting impacts on prior periods based on the historical dates of transfers between July 2022 and June 2025, concluding that such impacts were not material to the historical financial statements, as further described in Note 1, Nature of the Business.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the contingently issuable common shares is determined using a Monte Carlo analysis in order to simulate the future path of the Company's stock price over the vesting period. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the liability's estimated value. The significant assumptions used in the Monte Carlo model as of December 31, 2025 were as follows: 65% expected stock price volatility, a risk-free rate of return of 3.6%, a 10% likelihood of change in control, and a remaining term of 0.5 years. The assumed likelihood of change in control was reduced to 10% as of December 31, 2025 from 25% as of December 31, 2024, reflecting the shortened remaining term of less than one year.

The following table provides a rollforward of the contingently issuable common shares (in thousands):

Balance at December 31, 2023	$	6,530
Change in fair value		(2,529)
Balance at December 31, 2024	$	4,001
Change in fair value		32
Fair value adjustment for contingently returnable shares		(2,224)
Balance at December 31, 2025	$	1,809

The following table provides a rollforward of the contingently returnable common stock asset (in thousands):

Balance at December 31, 2024	$	—
Change in fair value		2,646
Fair value adjustment for contingently returnable shares		1,448
Balance at December 31, 2025	$	4,094

Valuation of Public Warrant Liability

In connection with the closing of the Merger, the Company assumed the Public Warrants to purchase shares of the Company's common stock. The Public Warrants are immediately exercisable and expire in July 2026. The Public Warrants are classified as a liability and are subsequently remeasured to fair value at each reporting date based on the closing price as reported by Nasdaq on the last date of the reporting period. As of December 31, 2025, 14,324,893 Public Warrants are outstanding.

The following table provides a rollforward of the public warrant liability (in thousands):

Balance at December 31, 2023	$	10,889
Change in fair value		(6,592)
Balance at December 31, 2024	$	4,297
Change in fair value		(435)
Balance at December 31, 2025	$	3,862

5. Revenue Recognition

Remaining Performance Obligations

The following table includes estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) as of December 31, 2025.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 year	1 - 2 years	More than 2 years	Total
Product revenue	$ 9,852	$ —	$ —	$ 9,852
Subscription revenue	84,729	64,482	57,239	206,450
Service revenue	32,130	21,695	22,635	76,460
License fee and other revenue	418	138	271	827
Total revenue*	$ 127,129	$ 86,315	$ 80,145	$ 293,589

* The Company identified an immaterial error in its 2024 RPO disclosure of $7.6 million. The Company has updated the RPO disclosure as of December 31, 2025 to appropriately exclude this amount.

Contract Balances from Contracts with Customers

Contract assets arise from unbilled amounts in customer arrangements when revenue recognized exceeds the amount billed to the customer and the Company's right to payment is unconditional and only subject to the passage of time. As of December 31, 2025 and December 31, 2024, the Company had $0.9 million and $0.8 million in current portion of contract assets and less than $0.1 million and $0.7 million in contract assets, noncurrent on the consolidated balance sheets, respectively.

Contract liabilities represent the Company's obligation to transfer goods or services to a customer for which it has received consideration (or the amount is due) from the customer. The Company has a contract liability related to service revenue, which consists of amounts that have been invoiced but that have not been recognized as revenue. Amounts expected to be recognized as revenue within 12 months of the balance sheet date are classified as current deferred revenue and amounts expected to be recognized as revenue beyond 12 months of the balance sheet date are classified as deferred revenue, noncurrent. The Company recognized revenue of $64.5 million during the year ended December 31, 2025 that was included in the December 31, 2024 deferred revenue balance. The Company recognized revenue of $46.4 million during the year ended December 31, 2024 that was included in the December 31, 2023 deferred revenue balance.

The following table provides a rollforward of deferred revenue (in thousands):

Balance at December 31, 2023	$	71,957
Revenue recognized in relation to the beginning of the year contract liability balance		(46,431)
Revenue deferred		59,246
Balance at December 31, 2024	$	84,772
Revenue recognized in relation to the beginning of the year contract liability balance		(64,490)
Revenue deferred		71,358
Balance at December 31, 2025	$	91,640

The following table presents the Company's components of lease revenue (in thousands):

	Twelve Months Ended December 31,	
	2025	**2024**
Interest income on lease receivables	97	154
Lease income - operating leases	83,839	65,046
Total lease revenue	$ 83,936	$ 65,200

The interest income on lease receivables is classified under interest income in the consolidated statements of operations and comprehensive loss. Lease income from operating leases is related to the leased equipment under subscription arrangements and is classified as subscription revenue in the consolidated statements of operations and

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

comprehensive loss. Revenue related to leases entered into with related parties was $1.1 million during the year ended December 31, 2024. There was no revenue related to leases entered into with related parties during the year ended December 31, 2025

Disaggregated Revenue

The following table presents the Company's revenue by revenue stream (in thousands). Certain prior period amounts have been reclassified to conform to current period presentation:

	Twelve Months Ended December 31,			
	2025		2024	
Product revenue	$	21,637	$	6,464
Subscription revenue		83,839		65,046
Service revenue		29,375		23,467
License fees		8,075		7,181
Professional services and other revenue		2,979		1,707
Total revenue	$	145,905	$	103,865

The following table presents the Company's revenue by geographical region based on customer location (in thousands):

	Twelve Months Ended December 31,			
	2025		2024	
United States	$	140,652	$	99,995
Foreign		5,253		3,870
Total revenue	$	145,905	$	103,865

Partner Rebate Program

As discussed in Note 2, Summary of Significant Accounting Policies, the Company implemented a new Rebate Program for eligible resellers. As of December 31, 2025, the Company has accrued $1.2 million related to the Rebate Program, which is included in accrued expenses and other current liabilities in our consolidated balance sheets. As a substantial amount of the Company's revenue with eligible resellers is recognized over-time, the Company recognized $0.2 million and $0.6 million of current portion of contract asset and contract asset, noncurrent in our consolidated balance sheets, respectively, as of December 31, 2025 and recognized $0.4 million as a reduction of revenue for these payments to our customers for the year ended December 31, 2025.

Commissions

The Company incurs and pays commissions on sales of its products and services. The Company applies the practical expedient for contracts less than one year in duration to expense the commission costs in the period in which they were incurred. Commissions on product sales and services are expensed in the period in which the related revenue is recognized. Commissions on subscription arrangements and maintenance are expensed ratably over the life of the contract. The Company had total deferred assets related to commissions of $13.1 million and $13.0 million as of December 31, 2025 and December 31, 2024, respectively. During the years ended December 31, 2025 and 2024, the Company recognized commission expense of $7.4 million and $5.7 million, respectively.

Leases

94

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amount of minimum future leases is based on expected income recognition. As of December 31, 2025, future minimum payments on noncancelable leases are as follows (in thousands):

Year Ending December 31:		
2026	$	84,729
2027		64,482
2028		38,735
2029		17,633
Thereafter		871
	$	206,450

6. Leases

Company Headquarters (Waltham, MA)

In April 2021, the Company entered into a sublease agreement for office and storage space for its corporate headquarters located at 500 Totten Pond Road in Waltham, MA. The Company entered into an amendment to the sublease agreement during the three months ended September 30, 2023 in order to lease additional space within the building. During the three months ended March 31, 2024, the Company amended the lease agreement to extend the term through October 31, 2025, with the option to further extend through June 30, 2031 with written notice. During the three months ended September 30, 2024, the Company amended the lease agreement to expand our footprint in our headquarters and extend our lease until May 31, 2031. As a result of this amendment, no further option exists to extend the lease.

Storage Facilities

The Company additionally leases storage space on a month-to-month basis that is classified as short-term leases.

Operating lease cost recognized during the years ended December 31, 2025 and December 31, 2024 was $3.0 million and $2.1 million, respectively. Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2025 and December 31, 2024 was $2.3 million and $1.8 million, respectively.

The weighted-average remaining lease term and discount rate were as follows:

	December 31,	
	2025	**2024**
Weighted average remaining lease term	5.4 years	6.4 years
Weighted average discount rate	9.24 %	9.23 %

Future annual lease payments under non-cancelable operating leases as of December 31, 2025 were as follows (in thousands):

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31:		
2026	$	2,963
2027		3,105
2028		3,199
2029		3,292
2030		3,386
2031		1,445
Total future lease payments		17,390
Less: imputed interest		(3,747)
Present value of operating lease liability	$	13,643

7. Accounts Receivable

Allowance for Expected Credit Losses

Changes in the allowance for expected credit losses were as follows (in thousands):

		Allowance for Expected Credit Losses
December 31, 2023	$	(582)
Provision for expected credit losses		(155)
Write-offs, net of recoveries		3
December 31, 2024	$	(734)
Provision for expected credit losses		114
Write-offs, net of recoveries		20
December 31, 2025	$	(600)

8. Inventory

Inventory consisted of the following (in thousands):

		December 31,		
		2025		2024
Raw materials	$	3,273	$	4,362
Finished goods				
Finished goods inventory		5,317		12,153
Uninstalled inventory	$	727	$	448
Total	$	9,317	$	16,963

The cost of equipment that has been shipped to a customer, but for which revenue recognition has not started due to the timing of the transfer of control, is included in finished goods inventory until the point in time that the Company transferred control of the equipment to the customer, corresponding to the revenue recognition start date. These amounts are included in Uninstalled inventory in the table above.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		
	2025		**2024**
Prepaid deposits	$ 11,905	$	12,582
Prepaid subscriptions	1,685		2,087
Prepaid insurance	1,915		1,167
Insurance proceeds receivable	15,341		—
Other	4,323		2,085
Total	$ 35,169	$	17,921

10. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		
	2025		**2024**
Computers and telecom equipment	$ 2,350	$	2,064
Lab equipment	6,274		5,564
Furniture and fixtures	111		111
Leasehold improvements	607		607
Leased equipment	140,981		112,078
Capitalized software	20,889		14,555
Sales demo equipment	3,038		3,649
Vehicles	604		604
Equipment held for lease[1]	10,628		17,347
Construction in progress	35		477
	185,517		157,056
Less: Accumulated depreciation and amortization	(57,995)		(33,395)
	$ 127,522	$	123,661

_____

[1] Represents equipment that has not yet been deployed to a customer and, accordingly, is not being depreciated.

As of December 31, 2025 and 2024, the net book value of capitalized software was $13.6 million and $11.1 million, respectively. These amounts include $2.8 million and $1.7 million of capitalized stock compensation costs, respectively. Depreciation expense and amortization expense related to property and equipment was $24.3 million and $17.4 million for the years ended December 31, 2025 and 2024, respectively, which included amortization expense of capitalized software of $3.9 million and $1.8 million for the years ended December 31, 2025 and 2024, respectively.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leased equipment and the related accumulated depreciation were as follows:

| | December 31, | |
	2025	2024
Leased equipment	$ 140,981	$ 112,078
Accumulated depreciation	(44,653)	(25,726)
Leased equipment, net	$ 96,328	$ 86,352

Depreciation expense related to leased units was $18.3 million and $13.6 million during the years ended December 31, 2025 and 2024, respectively. Depreciable lives are generally 7 years, consistent with the Company's planned and historical usage of the equipment subject to operating leases.

Loss on impairment of property and equipment was $0.2 million during the year ended December 31, 2024. This primarily related to the removal of Evolv Express systems and IT equipment from service, resulting in an impairment of the remaining economic value of such systems. No loss on impairment of property and equipment was recognized for the year ended December 31, 2025. During the year ended December 31, 2024, the Company recorded an impairment charge related to certain of its software development projects that had previously been capitalized. This resulted in an impairment charge of $1.0 million, and was recorded in cost of subscription revenue.

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

| | December 31, | |
	2025	2024
Accrued employee compensation and benefits expense	$ 11,150	$ 5,332
Accrued professional services and consulting	2,690	5,674
Accrued sales tax	751	1,109
Accrued legal settlement	15,000	—
Other	5,702	7,393
	$ 35,293	$ 19,508

12. Long-term Debt

The components of the Company's long-term debt consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Term loans payable	$ 30,000	$ —
Less: Unamortized debt issuance cost	(1,404)	—
	28,596	—
Less: Current portion of long-term debt	—	—
Long-term debt	$ 28,596	$ —

As described in Note 1, on July 29, 2025, the Company entered into the $75.0 million MidCap Credit Agreement, which provided for the Senior Secured Credit Facilities (as defined below), which include a $30.0 million Initial Term Loan, a $30.0 million Delayed Draw Term Loan (available for drawdown during the two-year period following the Closing Date), and a $15.0 million Revolving Credit Facility, each with a maturity date of July 1, 2030. As of December 31, 2025,

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$30.0 million under initial term loan was drawn and outstanding, while the $30.0 million delayed draw facility and $15.0 million revolving credit facility remained undrawn and available.

On the Closing Date, the Company received net proceeds of $26.6 million, after deducting $3.4 million in debt issuance costs funded at closing. The total debt issuance costs of $3.7 million, which included $0.3 million of additional issuance costs paid by the Company, have been allocated to each component of the facility in accordance with ASC 835. The Senior Secured Credit Facilities are guaranteed by the Company, and in the future, may be guaranteed by certain material subsidiaries. The Senior Secured Credit Facilities are secured by a first lien on substantially all of the assets of the Company.

The Senior Secured Credit Facilities bear interest at a fluctuating rate per annum equal to Term Secured Overnight Financing Rate ("Term SOFR") and an applicable margin calculated based on earnings before interest, taxes, depreciation, and amortization ("EBITDA"). At closing, the applicable margin on Term SOFR loans was 5.25%. If the event described under the MidCap Credit Agreement related to Term SOFR occurs, a base rate is determined by reference to the higher of (1) the prime rate of Wells Fargo and (2) 2.00%. Interest and principal are payable monthly. Monthly interest payments are due in arrears on the first day of each month.

Under the MidCap Credit Agreement, the Company is also required to comply with certain customary reporting requirements of periodic financial results and affirmative and negative covenants, including; (1) a minimum ending balance for annual recurring revenue ("ARR"), as defined, that begins at $106.0 million on December 31, 2025 and increases quarterly thereafter; (2) minimum liquidity, as defined, of 50% of outstanding borrowings. This covenant would cease to apply following the resolution of certain litigation and regulatory matters; and (3) a minimum EBITDA covenant that takes effect on June 30, 2027. As of December 31, 2025, the Company is in full compliance with all applicable covenant requirements.

Initial Term Loan

The borrowing under the $30.0 million Initial Term Loan is subject to principal repayments beginning in August 2029, following a 48-month interest-only period, and will be repaid in equal installments over the final 12 months of the loan term.

As of December 31, 2025, the unamortized debt issuance costs totaled $1.4 million, and are presented as a direct deduction from the carrying amount of the Initial Term Loan on the consolidated balance sheet and are amortized as interest expense using the effective interest method in accordance with ASC 835. Interest expense related to the Initial Term Loan totaled $1.3 million for the year ended December 31, 2025. The interest rate in effect as of December 31, 2025 was approximately 9.12%, which includes Term SOFR of 3.87% and an applicable margin of 5.25%. Interest expense related to the amortization of debt issuance costs totaled less than $0.1 million for the year ended December 31, 2025.

As of December 31, 2025, future principal payments on long-term debt are as follows (in thousands):

December 31,	
2026	—
2027	—
2028	—
2029	12,500
Thereafter	17,500
	$ 30,000

Delayed Draw Term Loan and Revolving Credit Facility

As of December 31, 2025, no amounts had been drawn under the Delayed Draw Term Loan or Revolving Credit Facility. Unused commitments amounted to $30.0 million and $15.0 million under the Delayed Draw Term Loan and Revolving Credit Facility, respectively, as of December 31, 2025. Debt issuance costs allocated to these facilities are paid

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

regardless of whether the funds are drawn down. Such costs are capitalized as prepaid assets and amortized as interest expense on a straight-line basis over their respective access periods, which end on August 1, 2027 and July 1, 2030 for Delayed Draw Term Loan and Revolving Credit Facility, respectively. As of December 31, 2025, the Company recorded $0.7 million in prepaid expenses and other current assets and $1.1 million in other assets in the consolidated balance sheets for costs associated with Delayed Draw Term Loan and Revolving Credit Facility. Capitalized debt issuance cost is amortized as interest expense on a straight-line basis over the period each facility is available to be drawn. Interest expense related to the amortization of debt issuance costs totaled $0.4 million the year ended December 31, 2025.

The Revolving Credit Facility provides for an unused commitment fee of 0.25% on the undrawn portion of the facility. Interest expense related to the unused commitment fees totaled less than $0.1 million for the year ended December 31, 2025.

13. Warrants

As of December 31, 2025 and 2024, warrants to purchase the following classes of common stock outstanding consisted of the following:

		December 31, 2025				
Warrant Description	Issuance Date	Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
Public Warrants (see Note 2)	July 16, 2021	5	Common stock	Liability	14,324,893	$ 11.50
					14,324,893	

		December 31, 2024				
Warrant Description	Issuance Date	Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
Finback Common Stock Warrants (see Note 15)	January 13, 2021	10	Common stock	Equity	117,423	$ 0.42
Public Warrants (see Note 2)	July 16, 2021	5	Common stock	Liability	14,324,893	$ 11.50
					14,442,316	

14. Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, subject to the preferential dividend rights of Preferred Stock. As of December 31, 2025 and 2024, no cash dividends had been declared or paid.

As of December 31, 2025 and 2024, the Company had reserved 70,394,153 and 78,252,044 shares, respectively, of common stock for the exercise of outstanding stock options, vesting of outstanding restricted stock units, vesting of outstanding MSUs, vesting of contingent earn-out shares, vesting of contingently issuable common stock, granting of awards under the Company's 2021 Equity Incentive Plan (see Note 15), and the exercise of outstanding warrants (see Note 13). In addition, as of December 31, 2025 and 2024, the Company had 9,424,370 and 7,828,349 shares, respectively, of common stock available to be issued under the 2021 Employee Stock Purchase Plan (see Note 15).

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Stock-Based Compensation

2021 Equity Incentive Plan

The Company's 2021 Equity Incentive Plan (the "2021 Plan") provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards, restricted stock units, performance stock units, and other stock-based awards to employees, officers, directors, and non-employees of the Company. A total of 21,177,295 shares of common stock were initially authorized under the 2021 Plan, subject to annual evergreen increases of up to 5% of total common shares outstanding as of the end of the prior year. As of December 31, 2025, 19,387,020 shares were available for future grant under the 2021 Plan. Shares, units, and options that are expired, forfeited, canceled, or otherwise terminated without having been fully exercised will be available for future grant under the 2021 Plan. In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available for future grants.

The 2021 Plan is administered by the Board of Directors or, at the discretion of the Board of Directors, by a committee of the Board of Directors. The exercise prices, vesting, and other restrictions are determined at the discretion of the Board of Directors, or its committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of a share of common stock on the date of grant and the term of the stock option may not be greater than ten years. Stock options granted to employees, officers, members of the Board of Directors and non-employees vesting terms are determined on an individual basis on the date of grant. Prior to the closing of the Merger, the Company's Board of Directors valued the Company's common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. After the closing of the Merger, the fair value of each share of common stock underlying stock-based awards is based on the closing price of our common stock as reported by Nasdaq on the date of grant.

Stock Options

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted during the year ended December 31, 2024. No option grants were issued during the year ended December 31, 2025.

	Year Ended December 31,
	2024
Risk-free interest rate	4.1 %
Expected term (in years)	6.1
Expected volatility	90.0 %
Expected dividend yield	0.0 %

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the Company's stock option activity under the 2021 Equity Incentive Plan (in thousands, except for share and per share data):

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value
Outstanding as of December 31, 2024	18,125,937	$	1.18			
Granted	—		—			
Exercised	(9,395,646)		0.98			
Forfeited	(525,981)		3.61			
Expired	(20,306)		3.63			
Outstanding as of December 31, 2025	8,184,004	$	1.25	4.4	$	48,364
Vested and expected to vest as of December 31, 2025	8,184,004	$	1.25	4.4	$	48,364
Options exercisable as of December 31, 2025	7,397,552	$	1.02	4.1	$	45,433

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those options that had exercise prices lower than the fair value of the Company's common stock.

The weighted average grant date fair value of stock options granted was $2.77 during the year ended December 31, 2024. The aggregate intrinsic value of the stock options exercised was $48.0 million and $7.3 million during the years ended December 31, 2025 and 2024, respectively.

Restricted Stock Units

The following table summarizes the Company's restricted stock units activity under its existing restricted stock unit plan:

	Number of Shares		Grant Date Fair Value
Nonvested as of December 31, 2024	12,115,657	$	3.50
Granted	8,272,397		3.95
Vested	(5,593,282)		3.33
Forfeited	(4,134,609)		3.71
Nonvested as of December 31, 2025	10,660,163	$	3.85

During the years ended December 31, 2025 and 2024, the aggregate grant-date fair value of restricted stock units issued under the 2021 Plan was $32.6 million and $31.8 million, respectively. RSUs generally vest ratably over a three year period subject to the grantee's continued service through the applicable vesting date. During the year ended December 31, 2025 and 2024, the total fair value of shares vested was $18.6 million and $19.3 million, respectively.

Market-based Stock Units

During the year ended December 31, 2025, the Company granted market-based stock units ("MSUs") for which the vesting conditions consist of market-based vesting conditions, determined by the Company's level of achievement of pre-established parameters relating to the performance of the Company's stock price as set by the Board as well as service-

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

based vesting conditions. Vesting may range from 0% to 200% of the target MSUs granted, based on the achievement of specified market conditions. The awards will be measured at each anniversary of the grant date and will vest following the completion of a performance period, which is generally three years unless shortened in the event of a change in control.

Compensation expense for MSUs is based on the estimated value of the awards on the grant date, and is recognized over the period from the grant date through the expected vest date, regardless of level of achievement of the market conditions. The fair value of the awards were estimated based on a Monte Carlo simulation model applying the following key assumptions, on a weighted average basis:

	Year Ended December 31,
	2025
Risk-free interest rate	3.9%
Expected term (in years)	3.0
Expected volatility	90.5%
Expected dividend yield	0.0%

The following table summarizes the Company's market-based stock units activity since December 31, 2024:

	Number of Shares	Grant Date Fair Value
Nonvested as of December 31, 2024	—	$ —
Granted	1,755,370	5.14
Vested	—	—
Forfeited	(85,227)	4.40
Nonvested as of December 31, 2025	1,670,143	$ 5.17

2021 Employee Stock Purchase Plan

In July 2021, the Company's Board of Directors adopted the 2021 Employee Stock Purchase Plan ("2021 ESPP"), which was subsequently approved by the Company's stockholders and became effective on July 16, 2021. The 2021 ESPP authorizes the initial issuance of up to 3,435,748 shares of the Company's common stock to eligible employees of the Company or, as designated by the Company's Board of Directors, employees of a related company. The 2021 ESPP provides that the number of shares reserved and available for issuance under the 2021 ESPP will automatically increase each January 1, beginning on January 1, 2022 and ending on (and including) January 1, 2032, by an amount equal to the lesser of (i) 1% of the outstanding number of shares of common stock on the immediately preceding December 31 and (ii) such smaller number of shares as determined by the Company's Board of Directors. As of December 31, 2025, 9,424,370 shares of the Company's common stock were available for future issuance. The Company's Board of Directors may from time to time grant or provide for the grant to eligible employees of options to purchase common stock under the 2021 ESPP during a specific offering period. As of December 31, 2025, no offerings have been approved.

Finback Common Stock Warrants

In January 2021, the Company granted equity classified warrants (the "Finback Common Stock Warrants") to purchase 2,552,913 shares of the Company's Class A common stock at an exercise price of $0.42 per share to Finback Evolv OBH, LLC ("Finback"), a consulting group affiliated with one of the Company's stockholders. The Finback Common Stock Warrants vested upon meeting certain sales criteria as defined in a business development agreement (the "Finback BDA"), which has a term of 3 years and an expiration date of January 2031. The Finback BDA expired on January 1, 2023, subject to a 1-year "tail period" expiring on January 1, 2024. During the tail period, the Finback Common Stock Warrants continued to vest related to any sale consummated by the Company for which it was determined Finback provided services prior to January 1, 2023 in furtherance of the sale. The Finback Common Stock Warrants are accounted

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for under ASC 718 *Compensation – Stock Compensation* as the warrants vested upon certain performance conditions being met. The Company utilized a Black-Scholes pricing model to determine the grant-date fair value of the Finback Common Stock Warrants.

As of December 31, 2025, all 1,221,296 of the Finback Common Stock Warrants were exercised. Consequently, there were no remaining Finback Common Stock Warrants that were exercisable or unvested, given the expiration of the 1-year tail period on January 1, 2024. The Company recognized compensation expense for the Finback Common Stock Warrants when the warrants vested based on meeting the specified sales criteria. During the years ended December 31, 2025 and 2024, there was no stock-based compensation expense within sales and marketing expense related to the Finback Common Stock Warrants.

Stock-Based Compensation

Stock-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Cost of revenue	$ 1,044	$ 788
Research and development	4,748	4,520
Sales and marketing	5,568	10,946
General and administrative	9,211	8,502
Restructuring costs	525	—
Total stock-based compensation expense	$ 21,096	$ 24,756

Stock-based compensation expense by award type recognized in the consolidated statements of operations and comprehensive loss was as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Stock options	$ 1,566	$ 3,767
Earn-out shares	64	11
RSUs	16,972	20,978
MSUs	2,494	—
Total stock-based compensation expense	$ 21,096	$ 24,756

Total unrecognized compensation expense related to stock options and restricted stock units as of December 31, 2025, was $35.7 million, which is expected to be recognized over a weighted average period of 2.7 years. Total unrecognized compensation expense related to earn-out shares associated with the share-based compensation arrangement as of December 31, 2025, was less than $0.1 million, which is expected to be recognized over a weighted average period of 14 days.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Income Taxes

The components of the Company's loss before income tax expense are as follows (in thousands):

	Year Ended December 31,			
	2025		**2024**	
United States	$	(33,192)	$	(54,046)
Foreign		116		29
Loss before income tax provision	$	(33,076)	$	(54,017)

Income tax expense is comprised of the following (in thousands):

	Year Ended December 31,			
	2025		**2024**	
Current:				
Federal	$	—	$	—
State		34		—
Foreign		28		—
Total current income tax expense	$	62	$	—
Deferred:				
Federal	$	—	$	—
State		—		—
Foreign		—		—
Total deferred income tax expense	$	—	$	—
Total income tax expense	$	62	$	—

105

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective tax rate differs from the U.S. federal statutory rate primarily due to the full valuation allowance maintained on the Company's net deferred tax assets and non-deductible fair value adjustments for the years ended December 31, 2025 and 2024. For the year ended December 31, 2025, the Company adopted ASU 2023-09 on a prospective basis. The following table is a reconciliation of the U.S. federal statutory rate of 21.0 % to the effective tax rate for the year ended December 31, 2025, in accordance with ASU 2023-09:

	Year Ended December 31, 2025	
	Amount (in thousands)	Percent
Federal statutory income tax rate	$ (6,946)	21.0 %
State and local income tax, net of federal income tax effect	—	—
Change in valuation allowance	10,125	(30.6)
Nontaxable or nondeductible items:		
Change in fair value of contingent earn-out liability, public warrants, and contingently issuable common stock liability	(3,252)	9.8
Stock-based compensation	(6,934)	20.9
Non-deductible compensation	6,976	(21.0)
Permanent differences	83	(0.3)
Other	10	0.2
Effective income tax rate	$ 62	0.0 %

The following table is a reconciliation of the US federal statutory rate of 21.0 % to the effective tax rate prior to the adoption of ASU 2023-09:

	Year Ended December 31, 2024
Federal statutory income tax rate	21.0 %
State income taxes, net of federal benefit	7.7
Federal and state research and development tax credits	(0.1)
Change in fair value of contingent earn-out liability and contingently issuable common stock liability	9.9
Change in valuation allowance	(42.9)
Change in uncertain tax positions	(0.1)
Change in tax rate	3.3
Stock-based compensation	1.1
Non-deductible compensation	0.5
Permanent differences	(0.2)
Other	(0.2)
Effective income tax rate	0.0 %

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net deferred tax assets consisted of the following (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 69,652	$ 57,450
Research and development tax credit carryforwards	3,530	3,594
Capitalized research and development costs	14,252	15,868
Accrued expenses	12,021	9,991
Deferred revenue	24,154	22,531
Lease liability	3,596	3,848
Other	4,729	2,960
Total deferred tax assets	131,934	116,242
Valuation allowance	(119,329)	(106,268)
Total deferred tax assets, net of valuation allowance	12,605	9,974
Deferred tax liabilities:		
Depreciation and amortization	(9,345)	(6,250)
Right of use lease asset	(3,243)	(3,706)
Other	(17)	(18)
Total deferred tax liabilities	(12,605)	(9,974)
Net deferred tax assets	$ —	$ —

As of December 31, 2025, the Company had federal net operating loss carryforwards of $20.1 million, which begin to expire in 2033. These losses were generated before 2018 and are subject to a 20-year carryforward period under the tax rules in effect at that time. The Company also had federal net operating loss carryforwards of $248.0 million and $203.3 million as of December 31, 2025 and 2024, respectively, which do not expire but are generally limited to offsetting up to 80% of taxable income in any given year. These amounts were generated after 2017 and are subject to the provisions of the Tax Cuts and Jobs Act, which eliminated the expiration period but imposed a limitation on usage.

The Company had state net operating loss carryforwards of $248.0 million and $201.1 million as of December 31, 2025 and 2024, respectively, which may be available to offset future state taxable income and which begin to expire in 2033, depending on jurisdiction-specific rules. Additionally, as of December 31, 2025 and 2024, the Company had United Kingdom net operating loss carryforwards of approximately $1.4 million and $1.7 million, respectively, which do not expire under current UK tax law.

As of December 31, 2025, the Company had gross U.S. federal and state research and development and other tax credit carryforwards of $2.4 million and $1.4 million, respectively, which may be available to offset future tax liabilities and the majority of which begin to expire in 2035 and 2032, respectively. As of December 31, 2024, the Company had gross U.S. federal and state research and development and other tax credit carryforwards of $2.4 million and $1.5 million, respectively, which may be available to offset future tax liabilities and the majority of which begin to expire in 2033 and 2030, respectively.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments. Any limitation may result in the expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization.

The Company believes that an ownership change within the meaning of Section 382 occurred on July 16, 2021, in connection with Merger. Based on the estimated annual limitation, the Company would have been able to fully utilize all of its Section 382-limited net operating losses and tax credit carryforwards in the 2022 tax year. The Company has not performed an analysis of ownership changes since the Merger, and does not anticipate utilization of net operating losses or credit carryforwards in the near term.

The Company considered the evidence of its history of cumulative net operating losses incurred since inception, as well as other positive and negative evidence bearing upon its ability to realize deferred tax assets in respect of our net operating loss carryforwards, and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2025 and 2024. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of December 31, 2025, will be accounted for as follows: approximately $117.1 million will be recognized as a reduction of income tax expense and $2.2 million will be recorded as an increase in equity. The Company reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets related primarily to the increase in net operating loss carryforwards and capitalized R&D costs and were as follows (in thousands):

| | December 31, | |
	2025	2024
Valuation allowance as of beginning of year	$ 106,268	$ 83,113
Additions charged to provision for income taxes	13,061	23,155
Valuation allowance as of end of year	$ 119,329	$ 106,268

The Company accounts for income tax uncertainties in accordance with ASC 740 Income Taxes, which prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740 also provides guidance on the accounting for and disclosure of liabilities for uncertain tax positions, interest and penalties. The Company's policy is to record interest and penalties related to income taxes as part of its income tax provision.

The following table summarizes the activity related to the Company's uncertain tax positions (excluding interest and penalties and related tax attributes) (in thousands):

| | December 31, | |
	2025	2024
Balance at beginning of fiscal year	$ 447	$ 428
Gross increases related to prior year tax positions	18	20
Foreign exchange and others	(76)	(1)
Balance at end of fiscal year	$ 389	$ 447

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's liability for uncertain tax positions as of December 31, 2025 and 2024 includes $0.4 million related to amounts that, if recognized, would affect the effective tax rate (excluding related interest and penalties).

The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and non-US jurisdictions, where applicable. The Company is open to future tax examinations in the US under statute from 2022 to the present; however, carryforward attributes that were generated prior to 2022 may still be adjusted upon examination by federal, state, or local tax authorities if they either have been or will be used in a future period. The Company is also subject to future tax examinations under UK statute for the period from 2022 to the present, with a standard look-back period of 4 years, extendable to 6 years in cases of carelessness. The Company has not received notice of examination in any jurisdictions for any tax year open under statute.

17. Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

| | Year Ended December 31, | |
	2025	2024
Numerator:		
Net loss attributable to common stockholders – basic and diluted	$ (33,138)	$ (54,017)
Denominator:		
Weighted average common shares outstanding - basic and diluted	168,419,211	156,573,886
Net loss per share attributable to common stockholders – basic and diluted	$ (0.20)	$ (0.34)

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

| | Year Ended December 31, | |
	2025	2024
Options issued and outstanding	8,184,004	18,125,937
Public Warrants to purchase common stock	14,324,893	14,324,893
Warrants to purchase common stock (Finback)	—	117,423
Unvested restricted stock units	10,660,163	12,115,657
Unvested market-based stock units*	1,670,143	—
Earn-out shares*	15,000,000	15,000,000
Contingently issuable common stock*	1,167,930	1,897,500
	51,007,133	61,581,410

---

* Issuance of Market-based stock units, Earn-out shares, and Contingently issuable common stock is contingent upon the satisfaction of certain conditions, which were not satisfied by the end of the period.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Related Party Transactions

Original Equipment Manufacturer Partnership Agreement with Motorola Solutions, Inc.

In December 2020, the Company entered into an original equipment manufacturer partnership agreement with Motorola Solutions, Inc. ("Motorola"), an investor in the Company. The partnership agreement has since been amended and restated. Motorola sells Motorola-branded premium products based on the Evolv Express platform through their worldwide network of over 2,000 resellers and integration partners, and has integrated the Evolv Express platform with Motorola products. While the partnership agreement is still in effect, effective in the fourth quarter of 2024, Motorola is no longer considered a related party. During the years ended December 31, 2024, revenue from Motorola's distributor services was $6.1 million.

19. Commitments and Contingencies

At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to such legal proceedings as incurred. Insurance proceeds, if any, will be recognized as reductions to the related expenses in the period the proceeds are probable. Below is a summary of the various types of matters subject to this guidance.

Indemnification Agreements

In the ordinary course of business, the Company provides indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its Board of Directors and certain of its executive officers and employees that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their role, status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. Based on historical experience and evaluation of the agreements, we do not believe that any payments related to our indemnities will have a material impact on our financial condition or results of operations.

Legal Proceedings

We are from time to time subject to various claims, lawsuits, government and regulatory examinations, inquiries, information requests and investigations, and other legal and administrative proceedings arising in the ordinary course of business. The Company has identified certain claims as a result of which a loss may be incurred. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Actual outcomes of these legal and regulatory proceedings may materially differ from our current estimates. The pending proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources. The results of legal proceedings are inherently uncertain, and material adverse outcomes are reasonably possible.

General Litigation

Class Action Lawsuits

On March 25, 2024 and November 1, 2024, putative class action lawsuits were filed against the Company in the United States District Court for the District of Massachusetts. On December 13, 2024, the Court consolidated the two lawsuits into one action (the "Class Action"), pursuant to which a consolidated amended complaint was filed against the Company, certain former executives, a current director, and individuals associated with NewHold Investment Corp. Lead Plaintiff Robert Falk and additional plaintiffs Chris Williams, Tim R. Carrillo and Chris Swanson ("Class Action Plaintiffs") allege that the Company violated federal securities laws by making false or misleading statements relating to the effectiveness of certain products and the Company's revenue recognition. The Class Action Plaintiffs seek various forms of relief, including compensatory damages, reasonable costs and expenses, attorneys' fees, and expert fees. The

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company filed its motion to dismiss the Class Action on March 28, 2025, and the Class Action Plaintiffs filed their opposition to the motion to dismiss on June 24, 2025. On June 30, 2025, the Court issued an order staying the Class Action, including disposition on the motion to dismiss, pending settlement negotiations. On August 5, 2025, the parties to the Class Action engaged in mediation and reached a settlement in principle in the amount of $15.0 million, which is subject to negotiation of definitive documentation and court approval, of which the Company estimated that $14.0 million would be funded by the Company's Directors and Officers insurance coverage. On August 19, 2025, after receiving notice of the anticipated settlement agreement, the Court denied the motion to dismiss with leave to renew if warranted. On December 15, 2025, the Court issued an order continuing the stay and ordering Class Action Plaintiffs to file a motion for preliminary approval of the settlement by March 16, 2026.

As of December 31, 2025, the Company has recognized a settlement accrual of $15.0 million and an estimated insurance recovery of $14.0 million, which are included in accrued expenses and other current liabilities and prepaid and other current assets in the consolidated balance sheets, respectively, representing management's best estimate of the outcome. For the year ended December 31, 2025, the Company recognized $1.0 million for the estimated net loss in general and administrative expense in the consolidated statements of operations and comprehensive loss.

Derivative Lawsuits

On November 12, 2024, a shareholder derivative lawsuit was filed in the United States District Court for the District of Massachusetts (the "Massachusetts Derivative Action"). The Massachusetts Derivative Action is a consolidation of two shareholder derivative lawsuits based on the same allegations in the Class Action, and filed against certain former and current officers and directors, and nominally against the Company. Plaintiff Bonnie Maas, derivatively on behalf of nominal defendant the Company, brought claims for breach of fiduciary duty, violation of federal securities law, unjust enrichment, waste of corporate assets, and gross mismanagement, seeking monetary damages, including restitution and fees, equitable relief, and an order directing the Company to take all necessary actions to reform and improve its corporate governance and internal procedures. The Massachusetts Derivative Action is stayed pending the outcome of the motion to dismiss in the Class Action or a final order dismissing the Class Action with prejudice.

On March 10, 2025, a shareholder derivative lawsuit was filed in the Delaware Court of Chancery (the "First Delaware Derivative Action"). The First Delaware Derivative Action is based on the same allegations in the Class Action, and was filed against certain former and current officers, and nominally against the Company. Plaintiff Steve Bersch, derivatively on behalf of nominal defendant Evolv, brought claims for breach of fiduciary duty, unjust enrichment, and insider trading, seeking various forms of relief, including equitable relief, monetary damages, including restitution and fees, and a declaratory judgment. The First Delaware Derivative Action is stayed pending the outcome of the motion to dismiss in the Class Action or a final order dismissing the Class Action with prejudice.

On October 2, 2025, another shareholder derivative lawsuit was filed in the Delaware Court of Chancery (the "Second Delaware Derivative Action"). The Second Delaware Derivative Action is based on the same allegations in the Class Action, and was filed against certain former and current officers and directors, NHIC directors and officers, and nominally against the Company. Plaintiff Robert Patrick, derivatively on behalf of nominal defendant Evolv, brought claims for breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, seeking various forms of relief, including equitable relief directing reform of corporate governance and internal controls, monetary damages including restitution and other fees, and a declaration that the individual defendants breached or aided and abetted breaches of fiduciary duties. On November 7, 2025, the Delaware Court of Chancery entered an order staying the Second Delaware Derivative Action pending the outcome of renewed motions to dismiss or final disposition of the Class Action.

The Company expects to incur legal and professional services expenses associated with this litigation in future periods. The Company will recognize these expenses as services are received. We cannot reasonably estimate a range of possible losses at this time for the derivative lawsuits, as the proceedings remain in the early stages, alleged damages have not been specified, and the derivative actions are stayed. For these reasons, the Company has not recorded a loss contingency liability for the derivative lawsuits as of December 31, 2025.

Regulatory and Governmental Matters

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As previously disclosed, on October 12, 2023, the Company announced that the U.S. Federal Trade Commission (the "FTC") had requested information about certain aspects of its marketing practices. The Company reached a settlement with the FTC and on December 5, 2024, a Stipulated Order for Permanent Injunction and Other Relief (the "Order") was entered in the United States District Court for the District of Massachusetts Eastern Division. The Order (i) required that the Company permit a limited cohort of school customers to cancel their contracts, (ii) required that the Company take certain compliance actions and meet record keeping obligations, and (iii) enjoined the Company from making misleading or unsubstantiated marketing claims. The Order did not include any monetary relief. The period during which eligible customers may cancel closed on March 30, 2025. Any inability to adequately comply with the terms of the Order could result in enforcement actions or penalties imposed by the FTC.

As part of the Order, the Company agreed to offer a limited number of its K-12 education customers the option to cancel the remainder of their current contracts during a 60-day cancellation period. 65 education customers were offered the cancellation period, and of these, 5 customers representing 24 Evolv Express systems elected to cancel their contracts with the Company. Amounts that customers had paid to the Company related to portions of their contracts that were cancelled were required to be returned to the customer, but these amounts were immaterial for the year ended December 31, 2024 and therefore the Company did not book a liability in its consolidated financial statements. Revenue continued to be recognized on these deals through the cancellation dates of each contract, all of which were in June 2025, and all systems have been removed from our subscription base as of December 31, 2025. The Company determined that $0.9 million of its revenues previously expected to be recognized over the next two years related to performance obligations that were unsatisfied (or partially satisfied) as of the effective date of the Order were impacted by the cancellations, which has been excluded from the remaining performance obligations disclosed in Note 5, Revenue Recognition.

In February 2024, the Company received a subpoena from the Division of Enforcement of the Securities and Exchange Commission (the "SEC"), requesting documents and information relating to certain aspects of the Company's marketing practices, and the Company has since received additional related requests. The Company is cooperating with the SEC's investigation. On November 1, 2024, the Company received a voluntary document request from the U.S. Attorney's Office of the Southern District of New York ("DOJ") relating to a previously disclosed investigation and related restatement of prior period financial statements, and has since received additional requests for documents and information relating to this matter. By letter dated August 7, 2025, the DOJ informed the Company that the Company is no longer the subject of a DOJ investigation.

In view of the inherent unpredictability of such regulatory and governmental matters, the Company cannot determine with certainty the timing or ultimate resolution of such matters or the eventual loss, fines or penalties, if any, that may result from such matters. The Company establishes reserves for such matters when those matters present loss contingencies that are both probable and can be reasonably estimated. The actual costs of resolving such matters, however, may be substantially higher than the amounts reserved for those matters, and an adverse outcome in certain of these matters could have a material adverse effect on the consolidated financial statements in particular quarterly or annual periods. The Company accrues amounts for certain matters for which losses are considered to be probable of occurring based on its reasonable estimate of the most likely outcome. It is reasonably possible actual losses could be significantly different from the Company's current estimates. In addition, there are some matters for which it is reasonably possible that a loss will occur, however the Company cannot estimate a range of the potential losses for these matters.

Any resolution or litigation with the SEC or other parties, could ultimately result in monetary and injunctive relief that may impose costs on the Company and/or require it to make changes to its business practices. These costs and requirements may be material both individually and in the aggregate, but we have not accrued a loss pertaining to the SEC matter. In addition to the expected insurance recovery discussed above related to the Class Action litigation, the Company's defense costs for counsel and consultants in connection with the securities litigation and the related SEC and DOJ matters, including certain expenses that have previously been paid, are also expected to be reimbursed. As of December 31, 2025, the Company recognized an estimated loss recovery related to insurance coverage for these matters of $10.1 million for the year ended December 31, 2025, which was recorded as a reduction of general and administrative expense in the consolidated statements of operations and comprehensive loss. As of December 31, 2025, $8.7 million of these recoveries have been paid out by the Company's insurance provider. The $1.3 million remaining estimated recovery is included in prepaid and other current assets in the consolidated balance sheets as of December 31, 2025. This amount reflects costs that have been confirmed covered by the Company's insurance providers, as well as an estimate of other claims the Company has determined are probable of recovery. $1.1 million of recoveries were paid out in the first quarter of 2026. As it relates

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to these losses for which the Company has determined recovery to be probable, the Company cannot provide any assurance that additional costs related to these matters will not exceed the limits of its insurance policies, that other such claims, for which a loss recovery could not be estimated, are covered by the terms of its insurance policies or that its insurance carrier will be able to cover all related claims. There can be no assurance as to the timing or the terms of the ultimate outcome of these investigations or their potential effect, if any, on us or our results of operations. We expect to incur legal and professional services expenses associated with this litigation in future periods. We will recognize these expenses as services are received, net of estimated.

20. Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company made $0.8 million matching contributions to the plan during each of the years ended December 31, 2025 and December 31, 2024.

21. Segment Information

The Company determined that it has one operating and reporting segment after considering the Company's organizational structure and the information regularly reviewed and evaluated by the Company's CODM in deciding how to allocate resources and assess performance. The Company has determined that its CODM is its President and Chief Executive Officer. The CODM evaluates the performance of our segment based upon consolidated net income and considers budget-to-actual or forecast-to-actual variances to assess performance and make decisions about allocating resources. The CODM evaluates segment assets based on total assets on the consolidated balance sheets. Asset information is not presented here because its presentation here would be duplicative of the consolidated balance sheets. On the basis of these factors, the Company determined that it operates and manages its business as one operating and reporting segment, that develops, manufactures, markets and sells security screening products and specific services, and accordingly has one reportable segment for financial reporting purposes.

Information by reportable segment is as follows (in thousands):

	Twelve Months Ended December 31,	
	2025	2024
Segment revenue	$ 145,905	$ 103,865
Less:		
Employee expense	67,735	66,847
Travel and expense	4,318	6,043
Capitalized R&D expense	(5,217)	(6,027)
Stock-based compensation expense[1]	20,571	24,756
Other non-recurring expenses[2]	8,119	17,212
Consulting and contract staffing	11,841	12,732
Software subscriptions	6,365	6,814
Depreciation and amortization	24,340	17,375
Restructuring costs	2,662	860
Loss on disposal of property and equipment	3,787	—
Other cost of revenue	32,974	18,320
Other operating expenses	16,873	21,240
Other segment items[3]	(15,325)	(28,290)
Segment net (loss) income	$ (33,138)	$ (54,017)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[1] Excludes incremental expense related to modified awards included in the Restructuring costs line. See Note 22, Restructuring Charges for additional information.

[2] For the year ended December 31, 2025, includes consulting and legal fees and additional audit fees incurred in connection with a previously disclosed investigation and restatement of prior period financial statements, net of estimated insurance recoveries, as well as estimated net losses related to ongoing legal matters. For the year ended December 31, 2024, includes each of the costs described above, as well as costs associated with adverse non-cancellable inventory purchase commitments, inventory reserve associated with the transition of our manufacturing operations to the next generation of Evolv Express systems and the determination that certain components within our legacy systems will not be used in the next generation systems, and severance expense.

[3] Refer to Total other income (expense), net and provision for income taxes in the consolidated statements of operations and comprehensive loss.

22. Restructuring Charges

In January 2025, the Company implemented a Board-approved reduction in force affecting 41 members of its workforce. This action is part of the Company's initiative to increase its profitability and cash flow as the Company seeks further flexibility to pursue its investment strategy with certain growth opportunities.

The Company incurred charges of $2.7 million for the reduction in force during the three months ended March 31, 2025. These charges consisted of termination charges arising from severance obligations of approximately $2.0 million, extended eligibility for the vesting of certain equity awards originally scheduled to vest on or before March 1, 2025, resulting in incremental non-cash expense of $0.5 million, and other customary employee benefit payments in connection with a reduction in force of $0.2 million. All of these restructuring costs are reported within restructuring costs in our consolidated statements of operations and comprehensive loss.

All actions related to the reduction in force were completed by March 31, 2025, with the exception of certain severance obligations that are payable over various periods through November 2025 under the Company's Severance And Change In Control Plan.

To align the presentation of restructuring charges, the Company reclassified the comparative financial statements for the year ended December 31, 2024. For the year ended December 31, 2024, the reclassifications resulted in an increase in restructuring costs of $0.9 million, and a corresponding decrease in cost of service revenue, sales and marketing expenses, and general and administrative expenses of $0.2 million, $0.7 million, and less than $0.1 million, respectively. The prior year activity was limited in scope, and the reclassifications did not impact total loss from operations or total net income (loss). All actions related to the prior year reduction in force were completed by December 31, 2024.

The following table summarizes the liabilities recognized in relation to the cash obligations from reduction in force, which are included in accrued expenses and other current liabilities in our consolidated balance sheets (in thousands):

Balance at December 31, 2023	$	—
Charges incurred		860
Cash payments		(860)
Balance at December 31, 2024		—
Charges incurred		2,137
Cash payments		(2,137)
Balance at December 31, 2025	$	—

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Limitations on effectiveness of controls and procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of our controls and procedures relative to their costs.

Evaluation of disclosure controls and procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025, due to the material weaknesses in our internal control over financial reporting as described below.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, including our principal executive officer and principal financial officer, conducted an assessment as of December 31, 2025 of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control–Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was not effective due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

- We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements. The limited personnel resulted in our inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions;

- We did not design and maintain effective controls in response to the risks of material misstatement as changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatement to financial reporting;

- We did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including the classification of various accounts in the financial statements and the presentation and disclosure of items in the consolidated statements of cash flows;

- We did not design and maintain effective controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, we did not design and maintain controls to timely analyze and account for debt modifications and extinguishments, convertible notes, warrant instruments, non-routine complex revenue transactions including the leasing of products and transfer of inventory for leased assets into property plant and equipment, merger transactions, and the accounting and valuation of earn out liabilities; and

- We did not design and maintain formal accounting policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations and journal entries, and control activities related to all significant accounts and disclosures.

The material weaknesses in the control environment and risk assessment resulted in the restatement of the consolidated financial statements for the annual periods ended December 31, 2022 and 2023, and the quarterly periods included in such fiscal years beginning with the second quarter of 2022, and for the quarterly periods as of and for the periods ended March 31, 2024 and June 30, 2024; as well as adjustments to the consolidated annual financial statements for the year ended December 31, 2024, and the consolidated financial statements for the quarterly period ended September 30, 2024, that were recorded prior to the issuance of those financial statements.

The material weaknesses related to the control environment, risk assessment, lack of effective controls over the period-end financial reporting process, lack of effective controls related to non-routine, unusual or complex transactions, and the lack of effective control activities related to all significant accounts and disclosures resulted in:

- the restatement of the Company's financial statements as of and for the three and six months ended June 30, 2023;

- the revision of the Company's previously issued 2020 annual financial statements, 2021 quarterly and annual financial statements, and quarterly financial statements for the three months ended March 31, 2022; and

- adjustments and certain immaterial misstatements in the consolidated financial statements to prepaid and other current assets, accounts payable and accrued liabilities, long-term and short-term debt, convertible notes, contingent earn-out liabilities, change in fair value of contingent earn-out liability, equity, commission assets, contract assets, to-be-leased assets, revenue, deferred revenue, accounts receivable, inventory, property plant and equipment, cost of sales, founders shares and various expense line items and related financial statement disclosures as of and for the years ended December 31, 2019, 2020, 2021, 2022, 2023, 2024 and 2025; as well as certain quarterly periods within those years.

Additionally, the material weaknesses could result in a misstatement of the consolidated financial statements and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In addition to the foregoing, we did not design and maintain effective controls over information technology ("IT") general controls for information systems that are relevant to the preparation of our consolidated financial statements, specifically, with respect to: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. These IT deficiencies did not result in a misstatement to the consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on management's assessment regarding internal control over financial reporting due to an exemption established by the SEC for non-accelerated filers.

Remediation Plan for the Remaining Material Weaknesses

We continue to be focused on designing and implementing effective internal controls to improve our internal control over financial reporting and remediate the material weaknesses. Actions taken to date include:

- We have hired additional accounting personnel to bolster our reporting, technical accounting, and internal control capabilities during 2025, and will continue to monitor and evaluate our personnel requirements based on future company growth and our ability to successfully achieve our objectives. Additionally, we designed and implemented new controls as well as re-designed existing controls to formalize roles and review responsibilities to align with our team's skills and experience and enhanced controls over segregation of duties;

- We have enhanced the competencies of our accounting function including the hiring of a new Chief Accounting Officer ("CAO") in January 2025. Our CAO has extensive public company experience and has strengthened our internal accounting team by providing technical accounting oversight over our financial reporting and disclosure processes and controls. Additionally, we hired a new Chief Revenue Officer in February 2025 to provide leadership and accountability over our sales agreement and revenue recognition accounting processes;

- We have designed and implemented additional review and training procedures within Evolv's accounting and finance functions to enhance knowledge and understanding of internal control over financial reporting;

- We have performed, and will continue to perform, a financial statement risk assessment in order to identify material financial statement line items for which key controls are needed in order to ensure complete and accurate financial reporting and have incorporated this risk assessment into our ongoing internal control evaluation process.

- In January 2025, we engaged a large national advisory firm to assist in the design and implementation of control activities and to strengthen the skills of personnel involved in the business processes supporting the Company's significant accounts and disclosures.

- Over the past year, we continued to design and implement controls related to, among other items, (i) the period-end financial reporting process and classification of various accounts in our consolidated financial statements, including the presentation and disclosure of items in the consolidated statements of cash flows, (ii) timely identification and accounting for non-routine, unusual and complex transactions, including controls over the preparation and review of accounting memoranda addressing these matters, (iii) revenue recognition, including non-routine complex revenue transactions that may also include the leasing of products and the recording of revenue transactions in the appropriate period, (iv) completeness and accuracy of accounts payable and accrued liabilities, and (v) the preparation and review of journal entries and account reconciliations to ensure proper segregation of duties.

In addition to the remedial actions taken to date, our ongoing efforts include:

- We are in process of designing and implementing formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures.

- We are in process of designing and implementing information technology general controls for all relevant information systems, including controls over program change management, the review, approval and update of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing for new systems; and

- During 2025 we made significant investments in our technology platforms including a commitment to implement new systems related to quoting, commissions and order processing in 2026 as well as plan to implement a new instance of our financial Enterprise Resource Planning Tool ("ERP") during 2027 to further automate processes and reduce the risk of manual errors.

The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic, and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

While we continue to devote significant time and attention to these remediation efforts, the material weaknesses will not be considered remediated until management completes the design and implementation of the actions described above and the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective.

Remediation of Previously Disclosed Material Weaknesses

As previously reported in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, management identified the following material weaknesses in our internal control over financial reporting, which were remediated as of December 31, 2025:

- We did not design and maintain an effective control environment as we did not demonstrate a commitment to maintaining integrity and ethical values. Specifically, we did not sufficiently promote, monitor or enforce appropriate accounting policies and procedures, thereby resulting in inappropriate recognition of revenue due to the failure to consider the impact of certain extracontractual terms and conditions in sales agreements on the amount and timing of revenue to be recognized.

- We did not design and maintain effective controls for communicating and sharing information between the sales, accounting and finance departments. Specifically, the accounting and finance departments were not consistently provided the complete and adequate support, documentation, and information including the nature of relationships with certain customers to record revenue transactions within the financial statements timely, completely and accurately. Additionally, there have been instances in which indications of extra-contractual terms and conditions in sales arrangements were not disclosed to the Audit Committee of the Board and external auditors.

Management conducted a comprehensive, multi-phase remediation effort throughout 2025, and has concluded that the material weaknesses listed above were remediated as of December 31, 2025. A summary of the key remediation actions is provided below.

1. Commitment to Maintaining Integrity and Ethical Values

To address the lack of an effective control environment due to not demonstrating a commitment to integrity and ethical values, management implemented a broad set of enhancements:

- We reset our leadership and governance by installing new executives, enhancing Audit Committee oversight, and strengthening processes to ensure transparent, timely communication of revenue and contractual matters to leadership, and the Audit Committee.

- We strengthened our ethics and compliance program by reinforcing values and leadership messaging, rolling out an updated Code of Conduct with mandatory training, expanding and empowering the compliance function, and implementing a new employee hotline.

- We reinforced culture and compliance by delivering targeted ethics and fraud training while redesigning sales compensation to discourage inappropriate practices and promote compliant behavior.

- We implemented monitoring controls to ensure required training courses were completed and recurring training cycles are completed going forward.

2. Communicating and Sharing Information Between the Sales, Accounting and Finance Departments

To address deficiencies in communication between sales, accounting, and finance, which led to incomplete, inaccurate, or delayed information relevant to revenue recognition, management executed the following:

- Formalized communication protocols

- Implemented a new Deal Desk policy and controls including enhanced sales certifications and contract attestations, ensuring all financially significant terms are identified, documented, and communicated to accounting and finance before contract execution.

- Standardized reseller and channel partner agreements to reduce variability in key terms impacting revenue recognition.

- Augmented the cross-functional Disclosure Committee with additional contract-terms review procedures

- Designed and implemented Deal Desk review and sales certification controls with expanded documentation requirements

- Implemented quarterly reporting to the Audit Committee on ethics hotline activity, investigations, and culture indicators.

- Established guiding principles emphasizing transparency and completeness of communication with the Board.

Management has evaluated the design, implementation, and operating effectiveness of the re-designed and enhanced controls and concluded that the controls are appropriately designed and are operating effectively as of December 31, 2025. Therefore, the material weaknesses have been remediated as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to the section entitled "Proposal 1 - Election of Directors," "Corporate Governance," "Committees of the Board- Audit Committee," and "Executive Officers" in the Proxy Statement. We will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement in a section entitled "Delinquent Section 16(a) Reports," and such disclosure, if any, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION

The information required by this item is incorporated by reference to the section entitled "Executive Compensation" and "Corporate Governance - Director Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance - Director Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Proposal 3 - Ratification of Appointment of Independent Registered Public Accounting Firm - Independent Registered Public Accounting Firm Fees and Other Matters" in the Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

See "Index to Consolidated Financial Statements" included in Item 8, *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules.

All financial statement schedules for the Company have been included in the consolidated financial statements or the related footnotes, or are either inapplicable or not required.

(a)(3) Exhibits.

The following is a list of exhibits filed or incorporated by reference as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

| Exhibit No. | Description | Incorporated by Reference | | | | Filed/Furnished Herewith |
		Form	File Number	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger dated as of March 5, 2021, by and among NewHold Investment Corp., NHIC Sub Inc. and Evolv Technologies, Inc.	Form 8-K	001-39417	2.1	March 8, 2021	
2.2	First Amendment to Agreement and Plan of Merger dated June 5, 2021, by and among NewHold Investment Corp., NHIC Sub Inc. and Evolv Technologies, Inc.	Form 8-K	001-39417	2.2	July 22, 2021	
3.1	Second Amended and Restated Certificate of Incorporation.	Form 10-Q	001-39417	3.1	November 15, 2021	
3.2	Amended and Restated Bylaws.	Form 8-K	001-39417	3.1	January 31, 2024	
4.1	Specimen Warrant Certificate of the Registrant	Form S-1/A	333-233299	4.3	July 27, 2020	
4.2	Warrant Agreement, dated July 30, 2020, by and between Continental Stock Transfer & Trust Company and NewHold Investment Corp.	Form S-1/A	333-233299	4.4	July 27, 2020	
4.3	Description of registered securities	Form 10-K	001-39417	4.4	March 28, 2022	
10.1	Letter Agreement, dated March 5, 2021, by and among NewHold Industrial Technology Holdings LLC, Evolv Technologies, Inc., NewHold Investment Corp. and certain other parties thereto.	Form 8-K	001-39417	10.2	March 8, 2021	
10.2	Stockholder Agreement dated as of March 5, 2021 by and between NewHold Investment Corp. and Motorola Solutions, Inc.	Form 8-K	001-39417	10.4	March 8, 2021	
10.3#	Form of Indemnification Agreement.	Form S-4/A	333-255017	10.10	June 9, 2021	

10.4#	Offer Letter between Evolv Technologies Holdings, Inc. and John Kedzierski	Form S-4/A	333-255017	10.1	December 9, 2024	
10.5#	Executive Employment Agreement between Evolv Technologies, Inc. and Anil R. Chitkara.	Form S-4/A	333-255017	10.12	June 9, 2021	
10.6#	Offer Letter between Evolv Technologies Holdings, Inc. and George C. Kutsor	Form 8-K	001-39417	10.1	April 23, 2025	
10.7#	Offer Letter between Evolv Technologies Holdings, Inc. and Robert Marshall					*
10.8#	Evolv Technologies Holdings, Inc. 2021 Incentive Award Plan.	Form S-8	333-259961	99.1	September 21, 2021	
10.9#	Evolv Technologies Holdings, Inc. 2021 Employee Stock Purchase Plan.	Form S-8	333-259961	99.2	September 21, 2021	
10.10#	Amended and Restated Registration Rights Agreement by and among NewHold, Evolv and certain stockholders.	Form 10-K	001-39417	10.9	March 24, 2023	
10.11#	Form of Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan	Form 10-Q	001-39417	10.1	November 15, 2021	
10.12#	Form of Option Award Agreement under the 2021 Incentive Award Plan	Form 10-Q	001-39417	10.1	November 9, 2022	
10.13#	Evolv Technologies, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan.	Form S-8	333-259961	99.3	September 21, 2021	
10.14#	Evolv Technologies Holdings, Inc. Executive Officer Performance Bonus Plan	Form 8-K	001-39417	10.1	March 2, 2023	
10.15#	Evolv Technologies Holdings, Inc. Severance and Change in Control Plan	Form 8-K	001-39417	10.1	October 31, 2022	
10.16#	Amended Non-Employee Director Compensation Policy	Form 10-Q	001-39417	10.1	November 9, 2023	
10.17#	Form of Market-Based Stock Unit Award Agreement under the 2021 Incentive Award Plan	Form 10-Q	001-39417	10.1	May 20, 2025	
10.18#	Credit, Security and Guaranty Agreement, dated as of July 29, 2025, among Evolv Technologies Inc., Evolv Technologies Holdings, Inc., lenders party thereto and MidCap Financial Trust as agent and term loan servicer and the other lenders party thereto from time to time.	8-K	001-39417	10.1	July 29, 2025	
10.19#	Form of Performance-Based Stock Unit Award Agreement under the 2021 Incentive Award Plan					*
19.1	Insider Trading Compliance Policy	Form 10-K	001-39417	19.1	April 28, 2025	
21.1	List of Subsidiaries.					*
23.1	Consent of PricewaterhouseCoopers LLP.					*

31.1	[Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a).](#)					*
31.2	[Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a).](#)					*
32.1	[Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.](#)					**
32.2	[Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350.](#)					**
97#	[Policy for Recovery of Erroneously Awarded Compensation](#)	Form 10-K	001-39417	97.0	February 29, 2024	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					*

---

*   Filed herewith.
**   Furnished herewith.
\#   Management contract or compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

EVOLV TECHNOLOGIES HOLDINGS, INC.

Date: March 10, 2026   By: /s/ George C. Kutsor

George C. Kutsor
Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John Kedzierski John Kedzierski	President, Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2026
/s/ George C. Kutsor George C. Kutsor	Chief Financial Officer (Principal Accounting Officer)	March 10, 2026
/s/ Neil Glat Neil Glat	Chairman of the Board	March 10, 2026
/s/ Kevin Charlton Kevin Charlton	Director	March 10, 2026
/s/ Michael Ellenbogen Michael Ellenbogen	Director	March 10, 2026
/s/ David Mounts Gonzales David Mounts Gonzales	Director	March 10, 2026
/s/ Henrik Kühl Henrik Kühl	Director	March 10, 2026
/s/ Rajan Naik Rajan Naik	Director	March 10, 2026
/s/ Richard Shapiro Richard Shapiro	Director	March 10, 2026
/s/ Kimberly Sheehy Kimberly Sheehy	Director	March 10, 2026
/s/ Mark Sullivan Mark Sullivan	Director	March 10, 2026

Evolv Technologies Holdings, Inc.
Corporate Information

Directors

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp. IV
Independent Board Director

Michael Ellenbogen
Chief Executive Officer
Resolv Technology

Neil Glat
Managing Member
NDG Strategies, LLC
Independent Board Director

David Mounts Gonzales
General Partner, Aero X Ventures
Independent Board Director

Henrik Kühl
Senior Vice President, Strategy & Corporate
Development
Axon Enterprise, Inc.
Independent Board Director

John Kedzierski
President & Chief Executive Officer
Evolv Technologies Holdings, Inc.

Rajan Naik
Chief Strategy Officer
Motorola Solutions, Inc.
Independent Board Director

Richard Shapiro
Founder and Chief Investment Officer
Ridge Run Partners, LLC
Independent Board Director

Kimberly Sheehy
Board Director and Audit Committee Chair
CVB Financial Corp.
Independent Board Director

Mark Sullivan
Founder
Mark Sullivan Consulting, LLC
Independent Board Director

Executive Officers

John Kedzierski
President & Chief Executive Officer

Anil Chitkara
Chief Growth Officer & Co-Founder

Chris Kutsor
Chief Financial Officer

Robert Marshall
Chief Revenue Officer

Transfer Agent and Registrar:

Continental Stock Transfer & Trust Co.
1 State Street, 30th Flor
New York, NY 10005-1561

Web: www.continentalstock.com
Email: cstmail@continentalstock.com
Phone: +1.212.509.4000

Stock Listing
NASDAQ Global Market
Trading Symbol: EVLV

Investor Relations
Evolv Technologies
500 Totten Pond Road, 4th Floor
Waltham, MA 02451

Brian Norris
Senior Vice President of
Finance and Investor Relations
ir@evolvtechnology.com

Evolv's Annual Report on Form 10-K

A copy of Evolv's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including financial statements and schedules thereto but not including exhibits, as filed with the SEC, will be sent to any stockholder of record on April 24, 2026 without charge upon written request addressed to:

Evolv Technologies Holdings, Inc.
Attention: Secretary
500 Totten Pond Road, 4th Floor
Waltham, Massachusetts 02451